UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2018

On March 12, 2019, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2018 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2018 and 2017 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2018.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 12, 2019	By: /s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2018 and 2017

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2018 and 2017

Page(s)
Independent Auditor’s Report	2~6

Consolidated Financial Statements

Consolidated Statements of Financial Position	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10~11

Notes to the Consolidated Financial Statements	12~249

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of KB Financial Group Inc.

Opinion

We have audited the accompanying consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. Expected Credit Losses on Loans Measured at Amortized Cost

Why it is determined to be a key audit matter :

Korean IFRS 1109 Financial Instruments, which has been applied on January 1, 2018 by the Group, is a more complex accounting standard which requires considerable amount of judgment and interpretation in its implementation than Korean IFRS 1039 Financial Instruments: Recognition and Measurement, in relation to impairment. This new standard especially requires determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information. Accordingly the Group developed a new measurement model utilizing various types of information.

The Group measures expected credit losses on loans measured at amortized cost, on an individual or collective basis. The identification of loans that are deteriorating and the assessment of the present value of expected future cash flows in determining expected credit losses are inherently uncertain, involving various assumptions and judgments. In measuring expected losses on a collective basis, a wide range of complex inputs and assumptions are used. Given the extent of judgment involved, we considered expected credit losses to be a key audit matter.

The balances of loans measured at amortized cost subject to individual or collective assessment and loss allowance are ~~W~~ 321,811,284 million and ~~W~~ 2,609,681 million, respectively(See Note 4-2, 10, 11). Significantly affected subsidiaries include Kookmin Bank, KB Kookmin Card and others.

How our audit addressed the key audit matter :

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and evaluated procedures and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused our effort on the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and sufficiently reviewed over key assumptions in cash flow projection including growth rate of entities subject to individual assessment and valuation of collateral. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical performance and current market conditions. Furthermore, we challenged appropriateness of collateral valuation by conducting our own research on most recent property prices and engaging independent appraisal specialists in verifying appraisal reports, models and methodologies employed by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and evaluated the processes and controls relating to the assessment of expected credit losses on a collective basis in accordance with impairment requirements under Korean IFRS 1109 Financial Instruments. As explained in Note 2, management assesses credit rating to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognizes 12 month expected credit losses. To calculate expected credit losses, management has applied forward-looking information, probability of default, and loss given default estimated through predetermined internal procedures and controls implemented for various assumptions.

We assessed design and tested operating effectiveness of controls relating to credit ratings that appropriately capture both qualitative and quantitative information. Our substantive test over accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We assessed appropriateness of management accounting policy determining significant increase in credit risk. We confirmed management reasonably performed allocation of Stage 1, 2 and 3 depending on how significantly credit risk was increased and used different models for each stage. We verified that these procedures were performed in accordance with the policy and examined appropriateness of the results.

We involved our own risk specialist to statistically analyze correlation between forward-looking information and probability of defaults and loss given default. We assessed appropriateness of methodologies for adjusting probability of defaults and loss given default to reflect forward-looking information on estimation of expected credit losses. We further tested reasonableness and mathematical accuracy of the information through recalculation and inspection of supporting data.

We challenged methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we verified reasonableness and accuracy of probability of defaults and losses through procedures including recalculation, and evaluated management’s default and loss data.

2. Valuation of over-the-counter derivatives

Why it is determined to be a key audit matter :

Fair value of large portion of over-the-counter derivatives in the consolidated financial statements is calculated through in-house valuation system. Judgment is required in estimating the fair value of these derivatives held by KB Securities in determining appropriate models, assumptions and inputs. Given the extent of judgment involved in valuing these over-the-counter derivatives, we considered this to be a key audit matter. Over-the-counter derivatives of KB securities subject to fair value measurement amount to ~~W~~ 14,551,811 million including financial liabilities designated as at fair value through profit or loss relevant to structured securities and financial assets at fair value through profit or loss(See Note 6,12,19).

How our audit addressed the key audit matter :

We obtained an understanding and evaluated process and relevant controls in relation to fair value measurement. Our focus was particularly on the accuracy of underlying transaction data used and mathematical calculation in accordance with management’s in-house valuation methodologies.

We assessed design and tested operating effectiveness of controls over accuracy and completeness of key inputs such as underlying transaction data(notional amount, interest rate, maturity etc.) employed in management’s in-house valuation system. We substantively tested transaction data used in valuation by examining supporting evidence including contracts and trade confirmations.

We also evaluated design and tested operating effectiveness of controls over periodic verification of in-house valuation system to ensure the valuation methodologies configured in the system were accurately operating as intended. We involved our own derivative valuation specialist to independently estimate fair values utilizing independent valuation models and variables to see if management’s valuation is outside our ranges.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2019

This report is effective as of March 12, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Assets
Cash and due from financial institutions	4,6,7,39	~~W~~	20,274,490	~~W~~	19,817,825
Financial assets at fair value through profit or loss	4,6,12		50,987,847		—
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	4,6,12		—		32,227,345
Derivative financial assets	4,6,9		2,025,962		3,310,166
Loans at amortized cost	4,6,10,11		319,201,603		290,122,838
Financial investments	4,6,12		61,665,094		66,608,243
Investments in associates and joint ventures	13		504,932		335,070
Property and equipment	14		4,272,127		4,201,697
Investment property	14		2,119,811		848,481
Intangible assets	15		2,755,783		2,943,060
Net defined benefit assets	24		—		894
Current income tax assets			10,004		6,324
Deferred income tax assets	16,33		4,158		3,991
Assets held for sale	17		16,952		155,506
Other assets	4,6,18		15,749,535		16,204,169

Total assets		~~W~~	479,588,298	~~W~~	436,785,609

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	15,326,859	~~W~~	—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)	4,6,19		—		12,023,058
Derivative financial liabilities	4,6,9		2,901,247		3,142,765
Deposits	4,6,20		276,770,449		255,800,048
Debts	4,6,21		33,004,834		28,820,928
Debentures	4,6,22		53,278,697		44,992,724
Provisions	23		525,859		568,033
Net defined benefit liabilities	24		262,213		154,702
Current income tax liabilities			698,634		433,870
Deferred income tax liabilities	16,33		492,534		533,069
Insurance contract liabilities	37		33,412,949		31,801,275
Other liabilities	4,6,25		27,200,996		24,470,308

Total liabilities			443,875,271		402,740,780

Equity
Share capital			2,090,558		2,090,558
Capital surplus			17,121,660		17,122,228
Accumulated other comprehensive income	35		177,806		537,668
Retained earnings			17,282,441		15,044,204
Treasury shares			(968,549)		(755,973)

Equity attributable to shareholders of the Parent Company	26		35,703,916		34,038,685
Non-controlling interests			9,111		6,144

Total equity			35,713,027		34,044,829

Total liabilities and equity		~~W~~	479,588,298	~~W~~	436,785,609

[1]

The consolidated statement of financial position as of December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives as of December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(In millions of Korean won, except per share amounts)	Notes	2018		2017
Interest income		~~W~~	13,734,569	~~W~~	11,919,057
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			12,986,209		—
Interest income from financial instruments at fair value through profit or loss			748,360		—
Interest income from loans and receivables and investments			—		11,382,452
Interest income from financial instruments at fair value through profit or loss (under Korean IFRS 1039)			—		536,605
Interest expense			(4,829,641)		(3,672,443)

Net interest income	5,27		8,904,928		8,246,614

Fee and commission income			3,717,720		3,988,250
Fee and commission expense			(1,474,344)		(1,938,226)

Net fee and commission income	5,28		2,243,376		2,050,024

Insurance income			11,975,070		8,970,992
Insurance expense			(11,484,954)		(8,377,282)

Net Insurance income	5,37		490,116		593,710

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			350,490		—
Net gains on overlay adjustment			813		—

Net gains on financial assets/liabilities at fair value through profit or loss	5,29		351,303		—

Net gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)			—		203,724

Net other operating expenses	5,30		(1,130,036)		(901,890)

General and administrative expenses	5,31		(5,918,512)		(5,628,664)

Operating profit before provision for credit losses	5		4,941,175		4,563,518
Provision for credit losses	5,7,11,12,18,23		(673,694)		(548,244)

Net operating income			4,267,481		4,015,274

Share of profit of associates and joint ventures	13		24,260		84,274
Net other non-operating income	32		9,791		38,876

Net non-operating income			34,051		123,150

Profit before income tax			4,301,532		4,138,424
Income tax expense	33		(1,239,586)		(794,963)

Profit for the year	5		3,061,946		3,343,461

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		(138,016)		22,605
Share of other comprehensive income of associates and joint ventures			(74)		(145)
Revaluation gains on equity instruments at fair value through other comprehensive income			(31,169)		—
Fair value changes on financial liabilities designated at fair value due to own credit risk			1,484		—

			(167,775)		22,460

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			48,820		(110,037)
Net gains on financial instruments at fair value through other comprehensive income			119,182		—
Valuation gains on financial investments			—		89,117
Shares of other comprehensive income of associates and joint ventures			(3,659)		100,880
Cash flow hedges			(9,038)		20,959
Gains/(losses) on hedges of a net investment in a foreign operation			(27,134)		26,614
Other comprehensive income arising from separate account			28,709		(13,767)
Net gains on overlay adjustment	37		413		—

			157,293		113,766

Other comprehensive income for the year, net of tax			(10,482)		136,226

Total comprehensive income for the year		~~W~~	3,051,464	~~W~~	3,479,687

Profit attributable to:	5
Shareholders of the Parent Company		~~W~~	3,061,191	~~W~~	3,311,438
Non-controlling interests			755		32,023

		~~W~~	3,061,946	~~W~~	3,343,461

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		~~W~~	3,050,805	~~W~~	3,445,285
Non-controlling interests			659		34,402

		~~W~~	3,051,464	~~W~~	3,479,687

Earnings per share	36
Basic earnings per share		~~W~~	7,721	~~W~~	8,305
Diluted earnings per share			7,676		8,257

[1]

The consolidated statement of comprehensive income for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

		Equity attributable to shareholders of the Parent Company
						Accumulated
						Other
(in millions of Korean won)		Share		Capital		Comprehensive		Retained		Treasury		Non-controlling		Total
		Capital		Surplus		Income		Earnings		Shares		Interests		Equity
	Notes
Balance at January 1, 2017		~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the year			—		—		—		3,311,438		—		32,023		3,343,461
Remeasurements of net defined benefit liabilities			—		—		22,685		—		—		(80)		22,605
Exchange differences on translating foreign operations			—		—		(109,727)		—		—		(310)		(110,037)
Valuation gains/(losses) on financial investments			—		—		86,176		—		—		2,941		89,117
Shares of other comprehensive income of associates and joint ventures			—		—		100,735		—		—		—		100,735
Cash flow hedges			—		—		21,055		—		—		(96)		20,959
Gain on hedges of a net investment in a foreign operation			—		—		26,614		—		—		—		26,614
Other comprehensive income arising from separate account			—		—		(13,692)		—		—		(75)		(13,767)
Transfer to other accounts			—		—		(1,507)		1,507		—		—		—

Total comprehensive income			—		—		132,339		3,312,945		—		34,403		3,479,687

Transactions with shareholders
Dividends paid to shareholders of the Parent Company			—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares			—		—		—		—		(202,051)		—		(202,051)
Disposal of treasury shares			—		87,212		—		—		168,051		—		255,263
Changes in interest in subsidiaries			—		41,352		—		—		—		(288,802)		(247,450)
Others			—		(1,238)		—		—		—		2,340		1,102

Total transactions with shareholders			—		127,326		—		(497,969)		(34,000)		(291,618)		(696,261)

Balance at December 31, 2017		~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

Balance at January 1, 2018		~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

The effect of changing of accounting policy	46		—		—		(349,476)		(71,724)		—		—		(421,200)
Balance after reflecting the effect of accounting policy			2,090,558		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629

Comprehensive income
Profit for the year			—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities			—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations			—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income			—		—		88,013		15,498		—		—		103,511
Shares of other comprehensive income of associates and joint ventures			—		—		(3,733)		—		—		—		(3,733)
Cash flow hedges			—		—		(9,038)		—		—		—		(9,038)
Losses on hedges of a net investment in a foreign operation			—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income arising from separate account			—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated
at fair value due to own credit risk			—		—		1,484		—		—		—		1,484
Net gains on overlay adjustment			—		—		413		—		—		—		413

Total comprehensive income/(loss)			—		—		(10,386)		3,076,689		—		659		3,066,962

Transactions with shareholders
Dividends paid to shareholders of the Parent Company			—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares			—		—		—		—		(212,576)		—		(212,576)
Non-controlling interests changes in business combination	45		—		—		—		—		—		2,238		2,238
Others			—		(568)		—		—		—		70		(498)

Total transactions with shareholders			—		(568)		—		(766,728)		(212,576)		2,308		(977,564)

Balance at December 31, 2018		~~W~~	2,090,558	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

[1]

The consolidated statement of changes in equity for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	2018		2017
Cash flows from operating activities
Profit for the year	~~W~~	3,061,946	~~W~~	3,343,461

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(104,755)		—
Net loss on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		(106,868)
Net loss on derivative financial instruments for hedging purposes		186,029		(135,363)
Adjustment of fair value of derivative financial instruments		410		(1,000)
Provision for credit loss		673,694		548,244
Net loss (gain) on financial investments		(99,253)		110,156
Share of profit of associates and joint ventures		(24,260)		(84,274)
Depreciation and amortization expense		409,481		371,150
Depreciation and amortization expense on VOBA		214,153		179,193
Other net losses (gains) on property and equipment/intangible assets		(138,553)		30,893
Share-based payments		10,930		73,370
Policy reserve appropriation		1,608,175		1,644,389
Post-employment benefits		220,215		233,501
Net interest expense		277,152		363,803
Gain on foreign currency translation		(142,586)		(70,399)
Gains on bargain purchase		—		(122,986)
Net other expense		207,025		204,122

		3,297,857		3,237,931

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(8,446,927)		—
Financial asset at fair value through profit or loss (under Korean IFRS 1039)		—		(3,946,805)
Derivative financial instruments		151,297		(295,795)
Loans at fair value through other comprehensive income		(40,413)		—
Loans at amortized cost		(31,334,606)		(22,465,758)
Current income tax assets		(3,668)		59,334
Deferred income tax assets		(557)		3,186
Other assets		(2,292,160)		(3,938,297)
Financial liabilities at fair value through profit or loss		3,690,005		—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		66,222
Deposits		20,679,844		18,858,210
Current income tax liabilities		264,765		—
Deferred income tax liabilities		115,208		108,355
Other liabilities		1,899,791		133,931

		(15,317,421)		(11,417,417)

Net cash outflow from operating activities		(8,957,618)		(4,836,025)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		42,305		—
Disposal of financial asset at fair value through profit or loss		9,582,940		—
Acquisition of financial asset at fair value through profit or loss		(8,707,420)		—
Disposal of financial investments		60,773,660		38,050,549
Acquisition of financial investments		(64,729,380)		(46,538,295)
Disposal in investments in associates and joint ventures		34,717		141,052
Acquisition of investments in associates and joint ventures		(187,077)		(53,375)
Disposal of property and equipment		2,272		31,167
Acquisition of property and equipment		(452,270)		(298,368)
Disposal of investment property		140,969		1,593
Acquisition of investment property		(1,288,125)		(262)
Disposal of intangible assets		10,706		7,603
Acquisition of intangible assets		(126,163)		(111,894)
Net cash flows from the change in subsidiaries		188,140		(405,817)
Others		234,440		446,628

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	2018		2017
Net cash outflow from investing activities		(4,480,286)		(8,729,419)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		15,044		63,827
Net increase in debts		4,216,014		4,272,011
Increase in debentures		143,603,589		139,700,967
Decrease in debentures		(135,180,630)		(129,235,557)
Increase in other payables from trust accounts		267,077		587,523
Dividends paid to shareholders of the Parent Company		(766,728)		(497,969)
Disposal of treasury shares		—		3,515
Acquisition of treasury shares		(224,700)		(185,532)
Dividends paid to non-controlling interests		—		(5,156)
Increase in non-controlling interests		—		(163,658)
Others		(185,894)		148,775

Net cash inflow from financing activities		11,743,772		14,688,746

Effect of exchange rate changes on cash and cash equivalents		(67,950)		(133,240)

Net increase (decrease) in cash and cash equivalents		(1,762,082)		990,062
Cash and cash equivalents at the beginning of the year		8,404,898		7,414,836

Cash and cash equivalents at the end of the year	~~W~~	6,642,816	~~W~~	8,404,898

[1]

The consolidated statement of cash flows for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of December 31, 2018, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018. The adoption of these amendments did not have any significant impact on the current period or any prior period and is not likely to affect future periods, with the exception of the application of Korean IFRS 1109 Financial Instruments and IFRS 1115 Revenue from Contracts with Customers discussed below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Amendments to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence. Paragraph 57 of the standard provides a list of such circumstances as examples.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Also, it clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of Korean IFRS 2122 Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

•	Korean IFRS 1109 Financial Instruments

The Group applied Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transition requirements of Korean IFRS 1109, comparative periods have not been restated. The Group recognized the difference between the previous carrying amount and the carrying amount at the beginning of the annual reporting period that includes the date of initial application in the opening retained earnings of the annual reporting period that includes the date of initial application. Also, the Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109. For details about impacts of the adoption of this Korean IFRS, see Note 46.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group has applied Korean IFRS 1115 Revenue from Contracts with Customers. As permitted by the transition requirements of Korean IFRS 1115, comparative periods have not been restated.

For details about impacts of the application of this Korean IFRS, see Note 28 and 46.

The Group has changed the accounting policy for their annual reporting period commencing January 1, 2018.

•	Presentation of interest income arising from financial assets measured at fair value through profit or loss

The Group previously recognized interest income arising from financial assets at fair value through profit or loss as net gains (losses) on financial assets/liabilities at fair value through profit or loss in the consolidated statements of comprehensive income. From January 1, 2018, the Group changed the accounting policy, and corresponding interest income is presented as a portion of interest income in the consolidated statements of comprehensive income. The Group expects the change in accounting policy provides more relevant information.

The consolidated statement of comprehensive income for year ended December 31, 2017, has been restated by adjusting classification of interest income.

The Group does not expect the change in accounting policy to have an impact on the consolidated statements of financial position, and total comprehensive income. The results and impact of the change on the consolidated statement of comprehensive income for the year ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Increase in interest income	~~W~~	748,360	~~W~~	536,605
Decrease in net gains (losses) on financial assets/liabilities at fair value through profit or loss		(748,360)		—
Decrease in net gains (losses) on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		(536,605)

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below. The Group expects the effect on the financial statements applying the new standard will not be significant, with the exception of the adoption of Korean IFRS 1116 Lease

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation Korean IFRS 2104 Determining whether an Arrangement contains a Lease, Interpretation Korean IFRS 2015 Operating Leases-Incentives, and Interpretation Korean IFRS 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Group may not need to reassess all contracts, if the Group elects to apply the practical expedient not to apply the standard to contracts that were entered into before the date of initial application. At inception of a contract, the Group will assess whether the contract is, or contains, a lease.

For a contract that is, or contains, a lease, the Group shall account for each lease component within the contract as a lease separately from non-lease components of the contract. In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. For the all (or partial) lease agreements, or the agreements including lease components, the Group plans to apply the practical expedient to account for each lease component and any associated non-lease components as a single lease agreement.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $5,000). The Group plans not to apply the requirements to real estates rent for single-use (a lease for education and others) and low value assets (e.g. underlying assets below ~~W~~5 million and $5,000).

In relation with sale and leaseback transactions, the Group (the seller-lessee) shall apply the requirements for determining when a performance obligation is satisfied in Korean IFRS 1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, for those transactions before the date of initial application, the Group shall not reassess them.

The accounting treatment as a lessor did not change significantly from the one under Korean IFRS 1017 Leases. The Bank expects the effect on the financial statements applying the new standard will not be significant as accounting for the Bank, as a lessor, will not significantly change.

A lessee shall apply this standard to its leases either (a) retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or (b) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group plans to apply Korean IFRS 1116 retrospectively with the cumulative effect of initially applying the standard and as such will not restate any comparative information.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116 based on available information as at December 31, 2018 to identify effects on 2019 financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The total minimum lease payment expected to be paid by the Group in relation to operating leases before discounted to their present value is ~~W~~591,190 million. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to ~~W~~550,322 million. As a result of the financial effects on the financial statements analyzed, the Group expects the underlying leased asset and a lease liability as at December 31, 2018 to be increased by ~~W~~580,698 million and ~~W~~550,322 million, respectively. The difference between the right-of-use asset and the lease liability has been arising from the adjustments made at the right-of-use asset for the lease contracts entered before the date of the adoption of this standard. On the other hand, the results of the assessment may change due to additional information that the Group may obtain after the assessment.

Enactment, Amendments and Annual Improvements

•	Amendments to Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in derecognition, a modification gain or loss shall be recognized in profit or loss.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency (Notes 3.2.1 and 3.2.2).

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of Investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 15).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. The items related to financial instruments on the consolidated financial statements were stated under Korean IFRS 1109 for the current year, and under Korean IFRS 1039 for the year ended December 31, 2017. And The items related to Revenue from Contracts with Customers were stated under Korean IFRS 1115 for the current year, and under Korean IFRS 1018 for the year ended December 31, 2017. The accounting policies on financial instruments were applied for current period, and comparatives are not restated retrospectively. Except for the changes related to financial instruments, these policies have been consistently applied to all periods presented.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a negative balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners exercising their entitlement. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. Amounts previously recognized in other comprehensive income are reclassified to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. Generally, if the Group holds 20% to 50% of the voting power of the investee, it is presumed that the Group has significant influence, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions on financial and operating policies require unanimous consent of the parties sharing control.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates and joint ventures use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, unless the functional currency of the foreign operation is in hyper-inflationary economy. Income and expenses in the statement of comprehensive income presented are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

In addition, the fair value information recognized in the statements of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level	1 : quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level	2 : inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level	3 : unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Group considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

One or more of the following items is deemed significant increase in credit risk. 30 days past due presumption is applicable for all consolidated subsidiaries, and other standards are selectively applied considering applicability of each subsidiary with its specific indicators. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	decline in ratings below certain level in the early warning system;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of Banks;

•	corporate borrowers that are rated C or D;

•	refinancing; and

•	debt restructuring.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.6.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Housing transaction price index	(-)
Consumer price index	(+)
Overnight call rate changes compare to previous year(%P)	(+)
Unemployment rate	(+)
Retail loan change rate	(-)

Forward looking information used in calculation of expected credit loss is derived by KB Financial Group Research Institute after comprehensive consideration of a variety of factors including scenario in management planning, third party forecast, and others.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a group of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If hedged items are equity instruments and designated to present the change in fair value of the hedging instrument in other comprehensive income, recognized hedge ineffectiveness are presented in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expense). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of net investment

If derivatives and non-derivatives qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1109 Financial Instruments.

3.7.5 Embedded derivatives

If a hybrid contract contains a host that is not an asset, an embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life

Buildings and structures	Straight-line	20 ~ 40 years

Leasehold improvements	Declining-balance/ Straight-line	4 ~ 15 years

Equipment and vehicles	Declining-balance/ Straight-line	3 ~ 15 years

Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life

Buildings	Straight-line	20~40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or double declining balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life

Industrial property rights	Straight-line	3~19 years

Software	Straight-line	3~5 years

Finance leased assets	Straight-line	8 months ~ 5 years and 8 months

VOBA	Declining-Balance	60 years

Others	Straight-line	1~10 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to definite useful life is accounted for as a change in an accounting estimate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.10.1 Value of business acquired (VOBA)

The Group recorded value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful life using declining balance method, and the depreciation is recognized as insurance expense.

3.10.2 Goodwill

Recognition and measurement

Goodwill arisen from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.10.3 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit, and the incentives from operating lease are recognized as a reduction of lease payments over the lease term.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill arising from in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.15.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Group records transaction using memo value when it borrows securities from Korea Securities Depository etc. The borrowed securities are treated as financial liabilities at fair value through profit and loss when the Group sells them. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit and loss.

In addition, for the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss, subsequently. When this treatment creates or enlarges an accounting mismatch, the Group recognizes this change as profit or loss for the current period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.15.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include Deposits, Debts, Debentures and others. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing.

The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1109, Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

Premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard loss ratio defined by Financial Supervisory Services and the amount using the actual underlying data that have been used in premium calculation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

The premiums that are due before the end of the reporting period but applicable to the next period are included.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is insufficient in light of the estimated future cash flows, additional reserve is recognized for the deficient amount. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects to use a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.16.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.17 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has an onerous contract, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

-	The amount determined in accordance with Korean IFRS 1109, Financial Instruments or

-	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115, Revenue from Contracts with Customers.

3.19 Equity Instruments Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.19.2 Hybrid capital instruments

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds are classified as equity instruments and presented in equity, if the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.19.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.19.4 Hybrid financial instruments

A hybrid financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the hybrid financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest rate method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of hybrid financial instrument in entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.20 Revenue Recognition

The Group recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.20.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.20.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc. are recognized when the related services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.20.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

3.20.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits: defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Post-employment benefits: defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the reporting period.

3.21.3 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.21.4 Share-based payment

The Group has provided its directors and employees with stock grant, and mileage stock programs. When stock grant options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price. When mileage stock options are exercised, the Group pays the amount equivalent to KB Financial Group’s share price in cash.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions. For mileage stock option, the Group accounts for the transaction in accordance with cash-settled share-based payment transactions, which are recognized as accrued expenses at the time of vesting.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the reporting period.

3.21.5 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.22 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.22.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.25 Overlay Approach

The Group applies the overlay approach in accordance with Korean IFRS 1104, and financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying Korean IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS 1039.

•	It is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS 1104.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying Korean IFRS 1109.

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied Korean IFRS 1039.

The Group is permitted to apply this approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of activity unconnected with insurance contract, they having previously not met that criterion.

The Group continues to apply the overlay approach to a designated financial asset until that financial asset is derecognized. However, the Group de-designates a financial asset when the financial asset no longer meets the criterion. In this case, the Group reclassifies from accumulated other comprehensive income to profit or loss as a reclassification adjustment any balance relating to that financial asset.

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and shall not subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Financial assets
Due from financial institutions at amortized cost [1]	~~W~~	17,216,288
Financial assets at fair value through profit or loss
Due from financial institutions		381,719
Securities		48,285,482
Loans		954,176
Financial instruments indexed to the price of gold		78,808
Derivatives		2,025,962
Loans at amortized cost[1]		319,201,603
Financial investments
Securities measured at fair value through other comprehensive income		35,243,634
Securities measured at amortized cost[1]		23,661,522
Loans measured at fair value through other comprehensive income		389,822
Other financial assets[1]		8,133,556

		455,572,572

Off-balance sheet items
Acceptances and guarantees contracts		7,277,136
Financial guarantee contracts		3,626,532
Commitments		138,590,372

		149,494,040

	~~W~~	605,066,612

[1]	Due from financial institutions, loans at amortized cost, securities measured at amortized cost and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Financial assets
Due from financial institutions	~~W~~	17,219,661
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,242,193
Financial assets designated at fair value through profit or loss		1,982,224
Derivatives		3,310,166
Loans[2]		290,122,838
Financial investments
Available-for-sale financial assets		38,959,401
Held-to-maturity financial assets		18,491,980
Other financial assets[2]		10,195,015

		405,523,478

Off-balance sheet items
Acceptances and guarantees contracts		6,977,468
Financial guarantee contracts		3,683,875
Commitments		102,183,167

		112,844,510

	~~W~~	518,367,988

[1]	Including financial instruments indexed to gold amounting to ~~W~~73,855 million.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Loans as of December 31, 2018, are classified as follows:

(In millions of Korean won)

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	75,785,147	~~W~~	2,144,175	~~W~~	1,638	~~W~~	—	~~W~~	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade1		189,501		25,731		—		—		215,232
Grade2		128,712		45,878		—		—		174,590
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	~~W~~	293,614,583	~~W~~	26,488,774	~~W~~	2,097,749	~~W~~	—	~~W~~	322,201,106

[1]	Before netting of allowance.

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Loans as of December 31, 2017, are classified as follows:

(In millions of Korean won)

			2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	144,705,621	98.93	~~W~~	129,130,466	98.76	~~W~~	14,496,109	95.34	~~W~~	288,332,196	98.67
Past due but not impaired		1,069,813	0.73		206,925	0.16		359,468	2.36		1,636,206	0.56
Impaired		495,546	0.34		1,419,851	1.08		349,270	2.30		2,264,667	0.77

		146,270,980	100.00		130,757,242	100.00		15,204,847	100.00		292,233,069	100.00

Less: Allowances[1]		(429,299)	0.29		(1,231,666)	0.94		(449,266)	2.95		(2,110,231)	0.72

Carrying amount	~~W~~	145,841,681		~~W~~	129,525,576		~~W~~	14,755,581		~~W~~	290,122,838

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	124,133,056	~~W~~	67,575,021	~~W~~	8,095,629	~~W~~	199,803,706
Grade 2		16,790,644		53,842,610		4,920,767		75,554,021
Grade 3		2,701,697		5,703,159		1,379,409		9,784,265
Grade 4		851,446		1,390,131		71,207		2,312,784
Grade 5		228,778		619,545		29,097		877,420

	~~W~~	144,705,621	~~W~~	129,130,466	~~W~~	14,496,109	~~W~~	288,332,196

Loans that are past due but not impaired are as follows:

(In millions of Korean won)

	2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	890,759	~~W~~	117,057	~~W~~	59,632	~~W~~	2,365	~~W~~	1,069,813
Corporate		162,668		27,065		17,192		—		206,925
Credit card		302,871		35,774		20,823		—		359,468

	~~W~~	1,356,298	~~W~~	179,896	~~W~~	97,647	~~W~~	2,365	~~W~~	1,636,206

Impaired loans are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	495,546	~~W~~	1,419,851	~~W~~	349,270	~~W~~	2,264,667
Allowances under
Individual assessment		(788)		(791,205)		—		(791,993)
Collective assessment		(178,337)		(90,771)		(212,729)		(481,837)

		(179,125)		(881,976)		(212,729)		(1,273,830)

	~~W~~	316,421	~~W~~	537,875	~~W~~	136,541	~~W~~	990,837

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	60,473,663	~~W~~	5,871,980	~~W~~	151,180	~~W~~	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

	~~W~~	221,001,638	~~W~~	19,393,398	~~W~~	654,444	~~W~~	241,049,480

(In millions of Korean won)

	2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	17,257	~~W~~	113,551	~~W~~	209,180	~~W~~	57,828,611	~~W~~	58,168,599
Deposits and savings		11,857		5,461		40,833		4,149,157		4,207,308
Property and equipment		2,676		30,455		53,647		9,720,857		9,807,635
Real estate		189,480		282,327		688,502		148,183,907		149,344,216

	~~W~~	221,270	~~W~~	431,794	~~W~~	992,162	~~W~~	219,882,532	~~W~~	221,527,758

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2018, are as follows:

(In millions of Korean won)

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost[1]
Grade 1	~~W~~	23,524,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	~~W~~	58,903,956	~~W~~	—	~~W~~	2,916	~~W~~	—	~~W~~	58,906,872

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[1]	Before netting of allowance

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of December 31, 2018 and 2017, are as follows:

Credit quality	Domestic				Foreign
	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies.

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2017 are as follows:

(In millions of Korean won)	2017
Securities that are neither past due nor impaired	~~W~~	84,597,074
Impaired securities		4,869

	~~W~~	84,601,943

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2017, is as follows:

(In millions of Korean won)

	2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	21,002,043	~~W~~	3,958,261	~~W~~	93,887	~~W~~	28,232	~~W~~	85,915	~~W~~	25,168,338
Financial assets designated at fair value through profit or loss		1,550,617		200,633		63,856		60,332		106,786		1,982,224
Available-for-sale financial assets		36,471,247		2,433,685		47,079		2,521		—		38,954,532
Held-to-maturity financial assets		18,466,624		21,113		4,243		—		—		18,491,980

	~~W~~	77,490,531	~~W~~	6,613,692	~~W~~	209,065	~~W~~	91,085	~~W~~	192,701	~~W~~	84,597,074

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of December 31, 2018, is classified as follows:

(In millions of Korean won)

	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	16,374,868	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	~~W~~	17,218,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,218,307

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of December 31, 2018 is same as the credit qualities of securities, excluding equity securities.

4.2.7 Credit risk mitigation of derivatives

The quantification of the extent to which derivatives and other credit enhancements mitigate credit risk as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Deposits and savings	~~W~~	460,670	~~W~~	1,277,851

		460,670		1,277,851

4.2.8 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	158,760,865	~~W~~	141,864,644	~~W~~	17,346,224	~~W~~	317,971,733	98.40	~~W~~	(2,574,236)	~~W~~	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	~~W~~	159,078,869	~~W~~	146,722,355	~~W~~	17,354,058	~~W~~	323,155,282	100.00	~~W~~	(2,609,681)	~~W~~	320,545,601

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[1]	The above is the Group’s loans at fair value through profit and loss, other comprehensive income or amortized cost.

(In millions of Korean won)

	2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	146,149,814	~~W~~	127,298,283	~~W~~	15,200,843	~~W~~	288,648,940	98.77	~~W~~	(2,063,919)	~~W~~	286,585,021
Europe		—		192,980		310		193,290	0.07		(2,327)		190,963
China		—		1,879,030		1,458		1,880,488	0.64		(31,017)		1,849,471
Japan		539		127,009		339		127,887	0.04		(6,269)		121,618
United States		—		866,867		1,001		867,868	0.30		(1,600)		866,268
Others		120,627		393,073		896		514,596	0.18		(5,099)		509,497

	~~W~~	146,270,980	~~W~~	130,757,242	~~W~~	15,204,847	~~W~~	292,233,069	100.00	~~W~~	(2,110,231)	~~W~~	290,122,838

Details of the Group’s corporate loans by industry as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	14,193,442	9.67	~~W~~	(45,473)	~~W~~	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

	~~W~~	146,722,355	100.00	~~W~~	(1,255,843)	~~W~~	145,466,512

(In millions of Korean won)	2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	11,093,682	8.48	~~W~~	(47,531)	~~W~~	11,046,151
Manufacturing		40,201,037	30.74		(449,439)		39,751,598
Service		54,268,271	41.50		(288,521)		53,979,750
Wholesale & Retail		15,061,632	11.52		(90,390)		14,971,242
Construction		3,021,889	2.31		(269,535)		2,752,354
Public sector		1,056,520	0.81		(15,341)		1,041,179
Others		6,054,211	4.64		(70,909)		5,983,302

	~~W~~	130,757,242	100.00	~~W~~	(1,231,666)	~~W~~	129,525,576

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Types of the Group’s retail and credit card loans as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	70,916,004	40.19	~~W~~	(29,369)	~~W~~	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

	~~W~~	176,432,927	100.00	~~W~~	(1,353,838)	~~W~~	175,079,089

(In millions of Korean won)	2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	64,140,941	39.72	~~W~~	(18,646)		~~W~~ 64,122,295
General		82,130,039	50.86		(410,653)		81,719,386
Credit card		15,204,847	9.42		(449,266)		14,755,581

	~~W~~	161,475,827	100.00	~~W~~	(878,565)	~~W~~	160,597,262

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	17,218,307	100.00	~~W~~	(2,019)	~~W~~	17,216,288

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

		35,243,634	100.00		—		35,243,634

Securities measured at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of the Group’s credit risk of securities, excluding equity securities, and derivative financial instruments by industry as of December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	8,345,463	33.16
Banking and insurance		11,486,321	45.64
Others		5,336,554	21.20

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,982,224	100.00

		1,982,224	100.00

Derivative financial assets
Government and government funded institutions		12,099	0.37
Banking and insurance		3,098,350	93.60
Others		199,717	6.03

		3,310,166	100.00

Available-for-sale financial assets
Government and government funded institutions		9,498,819	24.38
Banking and insurance		23,314,336	59.84
Others		6,146,246	15.78

		38,959,401	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,449,839	45.69
Banking and insurance		6,765,593	36.59
Others		3,276,548	17.72

		18,491,980	100.00

	~~W~~	87,912,109

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Credit risk concentrations of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2018, is as follows:

(In millions of Korean won)	2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,497,329	78.39	~~W~~	(338)	~~W~~	13,496,991
United States		826,660	4.80		(16)		826,644
Others		2,894,318	16.81		(1,665)		2,892,653

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Korea		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss[1]
Korea		43,697,736	90.50		—		43,697,736
United States		1,813,902	3.76		—		1,813,902
Others		2,773,844	5.74		—		2,773,844

		48,285,482	100.00		—		48,285,482

Derivatives
Korea		1,024,392	50.56		—		1,024,392
United States		316,482	15.62		—		316,482
France		237,080	11.70		—		237,080
Singapore		109,101	5.39		—		109,101
Japan		97,351	4.81		—		97,351
Others		241,556	11.92		—		241,556

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Korea		33,156,041	94.08		—		33,156,041
United States		1,100,199	3.12		—		1,100,199
Others		987,394	2.80		—		987,394

		35,243,634	100.00		—		35,243,634

Securities measured at amortized cost
Korea		21,175,749	89.49		(1,136)		21,174,613
United States		1,252,426	5.29		(216)		1,252,210
Others		1,235,063	5.22		(364)		1,234,699

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of the Group’s credit risk concentration of securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	23,462,909	93.22
United States		643,249	2.56
Others		1,062,180	4.22

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Korea		1,178,197	59.44
United States		120,000	6.05
Others		684,027	34.51

		1,982,224	100.00

Derivative financial assets
Korea		1,743,201	52.66
United States		325,909	9.85
Others		1,241,056	37.49

		3,310,166	100.00

Available-for-sale financial assets
Korea		36,705,979	94.22
United States		1,110,157	2.85
Others		1,143,265	2.93

		38,959,401	100.00

Held-to-maturity financial assets
Korea		16,243,987	87.84
United States		1,076,331	5.82
Others		1,171,662	6.34

	~~W~~	18,491,980	100.00

	~~W~~	87,912,109

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other financing, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to all transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2018 and 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,636,123	~~W~~	1,481,598	~~W~~	242,353	~~W~~	538,579	~~W~~	81,646	~~W~~	—	~~W~~	7,980,299
Financial assets at fair value through profit or loss[2]		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities measured at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

	~~W~~	63,079,329	~~W~~	38,190,398	~~W~~	37,118,765	~~W~~	134,402,595	~~W~~	112,531,031	~~W~~	121,090,556	~~W~~	506,412,674

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

	~~W~~	150,864,373	~~W~~	44,846,931	~~W~~	38,066,602	~~W~~	116,481,760	~~W~~	49,068,933	~~W~~	6,413,313	~~W~~	405,741,912

Off- balance sheet items
Commitments[6]	~~W~~	138,590,372	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

	~~W~~	142,216,904	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	142,216,904

[1]	The amounts of ~~W~~12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,355,289	~~W~~	1,842,808	~~W~~	319,173	~~W~~	324,703	~~W~~	357,340	~~W~~	11,462	~~W~~	9,210,775
Financial assets held for trading[2]		30,177,293		—		—		—		—		—		30,177,293
Financial assets designated at fair value through profit or loss[2]		2,050,052		—		—		—		—		—		2,050,052
Derivatives held for trading[2]		2,980,462		—		—		—		—		—		2,980,462
Derivatives held for hedging[3]		559		48,093		29,693		42,163		(2,577)		52,698		170,629
Loans		3,437,020		22,062,457		30,802,580		103,782,624		75,345,756		96,863,329		332,293,766
Available-for-sale financial assets[4]		10,063,251		1,580,946		2,311,652		11,655,746		20,322,800		7,567,341		53,501,736
Held-to-maturity financial assets		—		658,856		493,420		3,217,345		6,890,530		13,247,255		24,507,406
Other financial assets		8,416		7,934,856		52,757		1,305,410		43,433		16,532		9,361,404

	~~W~~	55,072,342	~~W~~	34,128,016	~~W~~	34,009,275	~~W~~	120,327,991	~~W~~	102,957,282	~~W~~	117,758,617	~~W~~	464,253,523

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss[2]		10,078,288		—		—		—		—		—		10,078,288
Derivatives held for trading[2]		3,050,471		—		—		—		—		—		3,050,471
Derivatives held for hedging[3]		404		3,740		(4,715)		(19,705)		(7,143)		244		(27,175)
Deposits[5]		127,035,944		12,365,158		23,236,756		82,586,445		11,473,834		2,667,969		259,366,106
Debts		5,957,108		10,024,019		3,741,022		5,724,453		4,409,543		599,680		30,455,825
Debentures		40,655		1,015,298		3,020,683		9,644,135		29,611,835		3,245,342		46,577,948
Other financial liabilities		200,082		14,060,432		145,538		229,873		342,397		965,929		15,944,251

	~~W~~	148,307,722	~~W~~	37,468,647	~~W~~	30,139,284	~~W~~	98,165,201	~~W~~	45,830,466	~~W~~	7,479,164	~~W~~	367,390,484

Off- balance sheet items
Commitments[6]	~~W~~	102,183,167	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	102,183,167
Financial guarantee contract[7]		3,683,875		—		—		—		—		—		3,683,875

	~~W~~	105,867,042	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	105,867,042

[1]	The amounts of ~~W~~10,669,956 million, which are restricted due from the financial institutions as of December 31, 2017, is excluded.
[2]

Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities among available-for-sale financial assets are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘on demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘on demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(172)	~~W~~	1,999	~~W~~	2,743	~~W~~	1,949	~~W~~	(66)	~~W~~	6,453
Cash flow to be received of gross-settlement derivatives		47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of gross-settlement derivatives		(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

(In millions of Korean won)

	2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(224)	~~W~~	(1,556)	~~W~~	(3,044)	~~W~~	(442)	~~W~~	16	~~W~~	(5,250)
Cash flow to be received of gross-settled derivatives		196,795		298,108		745,490		1,404,317		—		2,644,710
Cash flow to be paid of gross-settled derivatives		(188,698)		(285,397)		(698,054)		(1,324,504)		—		(2,496,653)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee(ALCO) of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management

Observation method on market risk arising from trading positions

Subsidiaries of the Group calculate VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Kookmin Bank, one of the subsidiaries, uses the value-at-risk methodology to measure the market risk of trading positions. Kookmin Bank uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

A subsidiary which holds trading positions uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions. And also, non-banking subsidiaries use the same standard method applied to measure regulatory capital for improvement of market risk VaR management utility (improvement of relation with regulatory capital).

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every year.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2018 and 2017, are as follows:

Kookmin Bank

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	12,513	~~W~~	6,044	~~W~~	18,684	~~W~~	7,074
Stock price risk		2,995		1,253		4,831		3,348
Foreign exchange rate risk		9,443		5,033		16,453		16,453
Deduction of diversification effect		—		—		—		(11,939)

Total VaR	~~W~~	16,221	~~W~~	11,653	~~W~~	23,078	~~W~~	14,936

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	22,682	~~W~~	14,313	~~W~~	42,155	~~W~~	23,758
Stock price risk		1,002		757		1,345		1,255
Foreign exchange rate risk		32,709		12,405		44,322		24,315
Deduction of diversification effect								(29,727)

Total VaR	~~W~~	23,312	~~W~~	16,498	~~W~~	30,247	~~W~~	19,601

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2018 and 2017, are as follows:

Kookmin Bank

(In millions of Korean won)		2018		2017
Interest rate risk	~~W~~	112,153	~~W~~	98,235
Stock price risk		19,756		1,646
Foreign exchange rate risk		1,339		810

	~~W~~	133,248	~~W~~	100,691

KB Securities Co., Ltd.

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	456,847	~~W~~	366,027	~~W~~	537,126	~~W~~	510,618
Stock price risk		293,623		236,329		335,900		261,341
Foreign exchange rate risk		5,923		2,383		12,613		3,692
Commodity risk		5		1		22		1

	~~W~~	756,398	~~W~~	604,740	~~W~~	885,661	~~W~~	775,652

(In millions of Korean won)	2017

	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	421,275	~~W~~	347,369	~~W~~	498,631	~~W~~	457,470
Stock price risk		193,791		138,044		239,685		200,101
Foreign exchange rate risk		11,113		7,599		15,446		7,674
Commodity risk		5		—		34		3

	~~W~~	626,184	~~W~~	493,012	~~W~~	753,796	~~W~~	665,248

KB Insurance Co., Ltd.

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	43,431	~~W~~	34,202	~~W~~	48,456	~~W~~	45,180
Stock price risk		11,074		8,484		15,053		14,769

		~~W~~ 54,505	~~W~~	42,686	~~W~~	63,509	~~W~~	59,949

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	47,569	~~W~~	40,546	~~W~~	55,875	~~W~~	41,467
Stock price risk		81		—		133		—
Foreign exchange rate risk		18,002		12,313		23,099		18,695

	~~W~~	65,652	~~W~~	52,859	~~W~~	79,107	~~W~~	60,162

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,264	~~W~~	968	~~W~~	1,544	~~W~~	1,134

	~~W~~	1,264	~~W~~	968	~~W~~	1,544	~~W~~	1,134

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,381	~~W~~	593	~~W~~	1,961	~~W~~	1,596

	~~W~~	1,381	~~W~~	593	~~W~~	1,961	~~W~~	1,596

KB Investment Co., Ltd.

(In millions of Korean won)	2018
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	23	~~W~~	—	~~W~~	56	~~W~~	—
Foreign exchange rate risk		2,064		1,776		3,033		3,033

	~~W~~	2,087	~~W~~	1,776	~~W~~	3,089	~~W~~	3,033

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	3,904	~~W~~	—	~~W~~	4,766	~~W~~	3,897
Foreign exchange rate risk		1,053		746		1,797		1,797

	~~W~~	4,957	~~W~~	746	~~W~~	6,563	~~W~~	5,694

KB Asset Management Co., Ltd.

(In millions of Korean won)	2018

	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	777	~~W~~	21	~~W~~	1,886	~~W~~	1,043
Stock price risk		1,658		—		1,952		1,839
Foreign exchange rate risk		782		627		1,125		837

	~~W~~	3,217	~~W~~	648	~~W~~	4,963	~~W~~	3,719

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	19	~~W~~	—	~~W~~	215	~~W~~	8
Stock price risk		241		—		1,634		1,634
Foreign exchange rate risk		93		—		1,049		1,049

	~~W~~	353	~~W~~	—	~~W~~	2,898	~~W~~	2,691

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading position

Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and earning at risk (EaR) that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Kookmin Bank	~~W~~	168,282	~~W~~	350,178
KB Securities Co., Ltd.		23,004		39,717
KB Insurance Co., Ltd.		270,507		451,335
KB Kookmin Card Co., Ltd.		27,894		12,775
KB Life Insurance Co., Ltd.		47,089		51,677
KB Savings Bank Co., Ltd.		8,760		6,447
KB Capital Co., Ltd.		19,852		10,912

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.4.5 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,950,546	~~W~~	417,682	~~W~~	594,103	~~W~~	120,795	~~W~~	1,145,607	~~W~~	679,759	~~W~~	4,908,492
Financial assets at fair value through profit or loss		6,025,782		87,764		432,047		18,481		8,585		73,759		6,646,418
Derivatives held for trading		163,064		2,947		31,370		308		4,643		18,349		220,681
Derivatives held for hedging		32,996		—		—		—		—		—		32,996
Loans at amortized cost		12,372,434		354,111		807,019		45,335		990,705		515,051		15,084,655
Financial assets measured at fair value through other comprehensive income		3,925,922		36,538		32,842		—		125,571		4,261		4,125,134
Financial assets at amortized cost		2,257,057		—		287,732		—		38,802		27,554		2,611,145
Other financial assets		1,528,235		300,116		24,511		28,080		275,578		234,086		2,390,606

	~~W~~	28,256,036	~~W~~	1,199,158	~~W~~	2,209,624	~~W~~	212,999	~~W~~	2,589,491	~~W~~	1,552,819	~~W~~	36,020,127

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	2,319,369	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,319,369
Derivatives held for trading		313,303		39,311		143,836		90		4,062		168,339		668,941
Derivatives held for hedging		88,367		—		—		—		—		—		88,367
Deposits		9,294,189		629,083		592,495		48,418		1,267,102		468,615		12,299,902
Debts		9,427,662		90,778		286,123		220,150		11,393		65,412		10,101,518
Debentures		4,405,842		—		31,979		—		—		266,935		4,704,756
Other financial liabilities		959,797		105,798		136,053		3,659		284,498		159,649		1,649,454

		26,808,529		864,970		1,190,486		272,317		1,567,055		1,128,950		31,832,307

Off-balance sheet items	~~W~~	15,211,436	~~W~~	32,619	~~W~~	1,262	~~W~~	—	~~W~~	270,018	~~W~~	228,238	~~W~~	15,743,573

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,820,651	~~W~~	268,482	~~W~~	309,890	~~W~~	20,062	~~W~~	872,650	~~W~~	356,242	~~W~~	3,647,977
Financial assets held for trading		3,021,509		84,980		81,394		8,922		15,492		20,767		3,233,064
Financial assets designated at fair value through profit or loss		826,906		—		—		—		—		—		826,906
Derivatives held for trading		124,434		446		10,172		—		96		56,362		191,510
Derivatives held for hedging		29,489		—		—		—		—		—		29,489
Loans		10,689,732		228,747		1,503,493		9,549		795,302		287,591		13,514,414
Available-for-sale financial assets		6,061,404		101,003		124,045		—		38,606		21,123		6,346,181
Held-to-maturity financial assets		2,313,099		—		44,267		—		4,905		4,242		2,366,513
Other financial assets		1,615,795		453,029		406,793		13,382		226,301		708,965		3,424,265

	~~W~~	26,503,019	~~W~~	1,136,687	~~W~~	2,480,054	~~W~~	51,915	~~W~~	1,953,352	~~W~~	1,455,292	~~W~~	33,580,319

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,840,217	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,840,217
Derivatives held for trading		109,197		1,399		73,298		—		3,563		183,461		370,918
Derivatives held for hedging		49,962		—		—		—		—		—		49,962
Deposits		8,469,129		759,394		389,049		39,993		1,093,998		590,793		11,342,356
Debts		7,570,727		44,885		102,005		737		—		24,185		7,742,539
Debentures		3,473,284		—		—		—		—		219,376		3,692,660
Other financial liabilities		2,361,161		44,137		887,561		3,339		224,675		302,596		3,823,469

	~~W~~	23,873,677	~~W~~	849,815	~~W~~	1,451,913	~~W~~	44,069	~~W~~	1,322,236	~~W~~	1,320,411	~~W~~	28,862,121

Off-balance sheet items	~~W~~	12,852,959	~~W~~	705	~~W~~	2,404	~~W~~	—	~~W~~	257,940	~~W~~	233,509	~~W~~	13,347,517

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 7.125%(2017: 6.250%), a minimum Tier 1 ratio of 8.625%(2017: 7.750%) and a minimum Total Regulatory Capital of 10.625%(2017: 9.75%) as of December 31, 2018.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than five years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors internal capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated internal capital. The Risk Management Department of the Group monitors the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Equity Capital:	~~W~~	34,476,172	~~W~~	32,401,580
Tier 1 Capital		32,993,826		31,059,475
Common Equity Tier 1 Capital		32,993,826		31,059,475
Additional Tier 1 Capital		—		—
Tier 2 Capital		1,482,346		1,342,105
Risk-weighted assets:		236,099,017		212,777,226
Equity Capital (%):		14.60		15.23
Tier 1 Capital (%)		13.97		14.60
Common Equity Tier 1 Capital (%)		13.97		14.60

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHO(small office home office)s.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial information by business segment as of and for the year ended December 31, 2018, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	2,318,812	~~W~~	2,989,240	~~W~~	1,271,117	~~W~~	6,579,169	~~W~~	997,898	~~W~~	1,183,394	~~W~~	1,524,695	~~W~~	113,238	~~W~~	461,293	~~W~~	—	~~W~~	10,859,687
Intra-segment operating revenues (expenses)		94,910		—		179,300		274,210		(17,541)		(20,529)		(219,680)		(26,809)		167,789		(157,440)		—

	~~W~~	2,413,722	~~W~~	2,989,240	~~W~~	1,450,417	~~W~~	6,853,379	~~W~~	980,357	~~W~~	1,162,865	~~W~~	1,305,015	~~W~~	86,429	~~W~~	629,082	~~W~~	(157,440)	~~W~~	10,859,687

Net interest income		2,753,928		2,960,598		386,196		6,100,722		542,206		616,173		1,168,284		185,094		291,415		1,034		8,904,928
Interest income		4,267,675		4,547,615		1,204,598		10,019,888		819,462		616,483		1,474,376		185,109		644,975		(25,724)		13,734,569
Interest expense		(1,513,747)		(1,587,017)		(818,402)		(3,919,166)		(277,256)		(310)		(306,092)		(15)		(353,560)		26,758		(4,829,641)
Net fee and commission income (expense)		287,978		490,447		344,323		1,122,748		625,729		(147,041)		264,651		(13,163)		385,930		4,522		2,243,376
Fee and commission income		381,481		583,213		458,097		1,422,791		734,287		3,238		1,426,436		214		443,455		(312,701)		3,717,720
Fee and commission expense		(93,503)		(92,766)		(113,774)		(300,043)		(108,558)		(150,279)		(1,161,785)		(13,377)		(57,525)		317,223		(1,474,344)
Net insurance income (expense)		—		—		—		—		—		611,277		18,386		(139,400)		1		(148)		490,116
Insurance income		—		—		—		—		—		10,847,323		32,271		1,132,155		—		(36,679)		11,975,070
Insurance expense		—		—		—		—		—		(10,236,046)		(13,885)		(1,271,555)		1		36,531		(11,484,954)
Net gains (losses) on financial instruments at fair value through profit or loss		13,933		—		312,462		326,395		(222,014)		180,808		3,866		62,779		89,059		(89,590)		351,303
Net other operating income (expense)		(642,117)		(461,805)		407,436		(696,486)		34,436		(98,352)		(150,172)		(8,881)		(137,323)		(73,258)		(1,130,036)
General and administrative expenses		(1,091,556)		(1,970,409)		(705,030)		(3,766,995)		(735,227)		(789,443)		(404,927)		(63,406)		(308,559)		150,045		(5,918,512)
Operating profit before provision for credit losses		1,322,166		1,018,831		745,387		3,086,384		245,130		373,422		900,088		23,023		320,523		(7,395)		4,941,175
Reversal (provision) for credit losses		77,224		(179,229)		8,089		(93,916)		(9,993)		(14,392)		(431,032)		(464)		(124,215)		318		(673,694)
Net operating income		1,399,390		839,602		753,476		2,992,468		235,137		359,030		469,056		22,559		196,308		(7,077)		4,267,481
Share of profit (loss) of associates and joint ventures		—		—		49,698		49,698		175		(16)		202		—		3,104		(28,903)		24,260
Net other non-operating income (expense)		(65)		—		44,237		44,172		13,770		8,085		(33,062)		(1,402)		16,465		(38,237)		9,791
Segment profits before income tax		1,399,325		839,602		847,411		3,086,338		249,082		367,099		436,196		21,157		215,877		(74,217)		4,301,532
Income tax expense		(386,764)		(230,891)		(209,485)		(827,140)		(70,222)		(104,667)		(149,623)		(6,332)		(88,372)		6,770		(1,239,586)
Profit for the reporting period		1,012,561		608,711		637,926		2,259,198		178,860		262,432		286,573		14,825		127,505		(67,447)		3,061,946
Profit attributable to shareholders of the Parent Company		1,012,561		608,711		637,926		2,259,198		178,850		262,267		286,599		14,825		126,021		(66,569)		3,061,191
Profit (loss) attributable to non-controlling interests		—		—		—		—		10		165		(26)		—		1,484		(878)		755
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial information by business segment for the year ended December 31, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating income from external customers	~~W~~	2,128,913	~~W~~	2,710,798	~~W~~	1,405,605	~~W~~	6,245,316	~~W~~	1,074,365	~~W~~	1,121,108	~~W~~	1,276,803	~~W~~	129,513	~~W~~	345,077	~~W~~	—	~~W~~	10,192,182
Intra-segment operating income(expenses)		(18,447)		—		203,310		184,863		(1,157)		18,039		(194,167)		(20,515)		171,422		(158,485)		—

	~~W~~	2,110,466	~~W~~	2,710,798	~~W~~	1,608,915	~~W~~	6,430,179	~~W~~	1,073,208	~~W~~	1,139,147	~~W~~	1,082,636	~~W~~	108,998	~~W~~	516,499		(~~W~~158,485)		~~W~~10,192,182

Net interest income		2,555,780		2,647,768		361,236		5,564,784		598,485		465,268		1,083,665		215,752		316,277		2,383		8,246,614
Interest income		3,584,021		3,935,895		988,977		8,508,893		799,380		465,396		1,341,150		215,777		602,221		(13,760)		11,919,057
Interest expense		(1,028,241)		(1,288,127)		(627,741)		(2,944,109)		(200,895)		(128)		(257,485)		(25)		(285,944)		16,143		(3,672,443)
Net fee and commission income		235,210		595,322		394,157		1,224,689		551,619		(97,828)		132,686		(3,612)		252,813		(10,343)		2,050,024
Fee and commission income		315,994		668,227		487,259		1,471,480		637,630		1,532		1,901,112		69		299,783		(323,356)		3,988,250
Fee and commission expense		(80,784)		(72,905)		(93,102)		(246,791)		(86,011)		(99,360)		(1,768,426)		(3,681)		(46,970)		313,013		(1,938,226)
Net insurance income		—		—		—		—		—		699,873		19,948		(141,421)		—		15,310		593,710
Insurance income		—		—		—		—		—		7,947,262		33,579		1,008,329		—		(18,178)		8,970,992
Insurance expenses		—		—		—		—		—		(7,247,389)		(13,631)		(1,149,750)		—		33,488		(8,377,282)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,750)		—		(69,457)		(71,207)		179,505		40,827		—		7,786		392		46,421		203,724
Net other operating income (expense)		(678,774)		(532,292)		922,979		(288,087)		(256,401)		31,007		(153,663)		30,493		(52,983)		(212,256)		(901,890)
General and administrative expenses		(974,096)		(1,946,640)		(745,086)		(3,665,822)		(734,024)		(629,469)		(370,508)		(72,423)		(291,240)		134,822		(5,628,664)
Operating profit before provision for credit losses		1,136,370		764,158		863,829		2,764,357		339,184		509,678		712,128		36,575		225,259		(23,663)		4,563,518
Provision (reversal) for credit losses		6,918		(122,107)		23		(115,166)		(23,080)		(8,987)		(336,884)		(1,692)		(62,894)		459		(548,244)
Net operating income		1,143,288		642,051		863,852		2,649,191		316,104		500,691		375,244		34,883		162,365		(23,204)		4,015,274
Share of profit of associates and joint ventures		—		—		37,571		37,571		535		—		(462)		—		6,076		40,554		84,274
Net other non-operating income (expense)		1,873		—		(75,340)		(73,467)		1,794		11,167		(6,882)		(289)		6,582		99,971		38,876
Segment profits before income tax		1,145,161		642,051		826,083		2,613,295		318,433		511,858		367,900		34,594		175,023		117,321		4,138,424
Income tax expense		(181,936)		(102,059)		(154,595)		(438,590)		(46,732)		(181,488)		(71,069)		(13,508)		(61,610)		18,034		(794,963)
Profit for the period		963,225		539,992		671,488		2,174,705		271,701		330,370		296,831		21,086		113,413		135,355		3,343,461
Profit attributable to shareholders of the Parent Company		963,225		539,992		671,488		2,174,705		271,701		330,286		296,831		21,086		113,798		103,031		3,311,438
Profit attributable to non-controlling interests		—		—		—		—		—		84		—		—		(385)		32,324		32,023
Total assets[1]		117,904,269		129,438,168		82,423,490		329,765,927		37,351,680		32,351,778		17,658,310		9,125,741		37,439,753		(26,907,580)		436,785,609
Total liabilities[1]		102,224,405		147,870,309		54,347,779		304,442,493		32,936,024		29,128,747		13,616,481		8,586,328		15,137,421		(1,106,714)		402,740,780

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018		2017
Banking service	~~W~~	6,579,169	~~W~~	6,245,316
Securities service		997,898		1,074,365
Non-life Insurance service		1,183,394		1,121,108
Credit card service		1,524,695		1,276,803
Life insurance service		113,238		129,513
Other service		461,293		345,077

	~~W~~	10,859,687	~~W~~	10,192,182

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2018 and 2017, and major non-current assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018				2017
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	10,666,586	~~W~~	8,114,196	~~W~~	10,078,253	~~W~~	7,472,597
United States		46,391		370,252		17,596		363,330
New Zealand		6,213		72		5,855		57
China		94,996		5,454		44,531		4,585
Cambodia		11,062		3,733		7,475		1,753
United Kingdom		8,119		537		11,547		319
Others		26,320		584,466		26,925		78,142
Intra-group adjustment		—		69,011		—		72,455

	~~W~~	10,859,687	~~W~~	9,147,721	~~W~~	10,192,182	~~W~~	7,993,238

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,274,490	~~W~~	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Financial assets at amortized cost		23,661,522		24,159,137
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Others		8,133,556		8,133,556

	~~W~~	462,288,552	~~W~~	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

	~~W~~	401,110,393	~~W~~	402,284,954

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,817,825	~~W~~	19,805,138
Financial assets held for trading		30,177,293		30,177,293
Debt securities		25,168,338		25,168,338
Equity securities		4,935,100		4,935,100
Others		73,855		73,855
Financial assets designated at fair value through profit or loss		2,050,052		2,050,052
Debt securities		368,820		368,820
Equity securities		67,828		67,828
Derivative-linked securities		1,613,404		1,613,404
Derivatives held for trading		2,998,042		2,998,042
Derivatives held for hedging		312,124		312,124
Loans		290,122,838		289,807,038
Available-for-sale financial assets		48,116,263		48,116,263
Debt securities		38,959,401		38,959,401
Equity securities		9,156,862		9,156,862
Held-to-maturity financial assets		18,491,980		18,483,065
Other financial assets		10,195,015		10,195,015

	~~W~~	422,281,432	~~W~~	421,944,030

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		10,078,288		10,078,288
Derivatives held for trading		3,054,614		3,054,614
Derivatives held for hedging		88,151		88,151
Deposits		255,800,048		256,222,490
Debts		28,820,928		28,814,801
Debentures		44,992,724		44,400,325
Other financial liabilities		18,330,004		18,328,276

	~~W~~	363,109,527	~~W~~	362,931,715

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	332,976	~~W~~	48,743	~~W~~	381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808

		12,128,933		31,132,108		7,726,806		50,987,847

Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430

Financial assets measured at fair value through other comprehensive income
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

		10,514,315		26,156,539		1,332,718		38,003,572

	~~W~~	22,710,684	~~W~~	59,136,110	~~W~~	9,170,587	~~W~~	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

	~~W~~	3,303,210	~~W~~	3,640,319	~~W~~	11,284,577	~~W~~	18,228,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,814,921	~~W~~	17,353,417	~~W~~	—	~~W~~	25,168,338
Equity securities		2,340,497		2,594,603		—		4,935,100
Others		73,855		—		—		73,855

		10,229,273		19,948,020		—		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities		—		66,969		301,851		368,820
Equity securities		—		—		67,828		67,828
Derivative-linked securities		—		668,739		944,665		1,613,404

		—		735,708		1,314,344		2,050,052

Derivatives held for trading		80,678		2,720,285		197,079		2,998,042

Derivatives held for hedging		—		311,349		775		312,124

Available-for-sale financial assets[1]
Debt securities		10,446,001		28,464,019		49,381		38,959,401
Equity securities		1,550,766		1,789,501		5,816,595		9,156,862

		11,996,767		30,253,520		5,865,976		48,116,263

	~~W~~	22,306,718	~~W~~	53,968,882	~~W~~	7,378,174	~~W~~	83,653,774

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		843		1,389,553		8,687,892		10,078,288
Derivatives held for trading		272,766		2,717,862		63,986		3,054,614
Derivatives held for hedging		—		88,081		70		88,151

	~~W~~	2,218,379	~~W~~	4,195,496	~~W~~	8,751,948	~~W~~	15,165,823

[1]

The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~116,629 as of December 31, 2017. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss Due from financial institutions	~~W~~	332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others
Loans		740,973	DCF Model	Interest rate, Discount rate and others

		31,132,108

Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate
		26,156,539

	~~W~~	59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,640,319

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)
	2017
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading Debt securities	~~W~~	17,353,417	DCF Model, option model	Underlying asset Index, Discount rate, Volatility

Equity securities		2,594,603	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Volatility, Discount rate, Fair value of underlying asset

		19,948,020

Financial assets designated at fair value through profit or loss Debt securities		66,969	DCF Model, Hull and White Model,	Discount rate, Volatility

Derivative-linked securities		668,739	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

		735,708

Derivatives held for trading		2,720,285	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and Others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		311,349	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets Debt securities		28,464,019	DCF Model, option model, Net Asset Value	Discount rate
Equity securities		1,789,501	DCF Model, Option Model, Net Asset Value	Discount rate, Fair value of underlying asset

		30,253,520

	~~W~~	53,968,882

Financial liabilities
Financial liabilities designated at fair value through profit or loss Derivative-linked securities	~~W~~	1,389,553	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility

		1,389,553

Derivatives held for trading		2,717,862	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model , Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		88,081	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,195,496

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,338,863	~~W~~	14,632,352	~~W~~	2,300,046	~~W~~	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities measured at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

	~~W~~	11,968,571	~~W~~	30,655,554	~~W~~	329,943,673	~~W~~	372,567,798

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	127,265,703	~~W~~	150,157,491	~~W~~	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

	~~W~~	—	~~W~~	177,060,799	~~W~~	206,996,049	~~W~~	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ~~W~~38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ~~W~~19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,754,086	~~W~~	15,281,705	~~W~~	1,769,347	~~W~~	19,805,138
Loans		—		569,625		289,237,413		289,807,038
Held-to-maturity financial assets		4,825,393		13,653,429		4,243		18,483,065
Other financial assets[2]		—		—		10,195,015		10,195,015

	~~W~~	7,579,479	~~W~~	29,504,759	~~W~~	301,206,018	~~W~~	338,290,256

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	125,154,284	~~W~~	131,068,206	~~W~~	256,222,490
Debts[3]		—		853,615		27,961,186		28,814,801
Debentures		—		41,058,076		3,342,249		44,400,325
Other financial liabilities[4]		—		—		18,328,276		18,328,276

	~~W~~	—	~~W~~	167,065,975	~~W~~	180,699,917	~~W~~	347,765,892

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,195,015 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[3]	Debts of ~~W~~19,820 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.
[4]	Other financial liabilities of ~~W~~17,882,909 million included in Level 3 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	493,773	DCF Model	Discount rate
Securities measured at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

(In millions of Korean won)	2017
	Fair value		Valuation technique	Inputs
Financial assets
Loans	~~W~~	569,625	DCF Model	Discount rate
Held-to-maturity financial assets		13,653,429	DCF Model	Discount rate
Financial liabilities
Debts		833,795	DCF Model	Discount rate
Debentures		41,058,076	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

2018
Fair value	Valuation technique	Inputs

Financial assets
Cash and due from financial institutions	~~W~~	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

	~~W~~	321,810,117

Financial liabilities
Deposits	~~W~~	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates
Other financial liabilities		583,633	DCF Model	Other spread, Interest rates

	~~W~~	187,745,797

(In millions of Korean won)

	2017
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,769,347	DCF Model	Credit spread, Other spread, Interest rates
Loans		289,237,413	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Held-to-maturity financial assets		4,243	DCF Model	Interest rates

	~~W~~	291,011,003

Financial liabilities
Deposits	~~W~~	131,068,206	DCF Model	Other spread, Early termination ratio, Interest rates
Debts		27,961,186	DCF Model	Other spread, Interest rates
Debentures		3,342,249	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		445,367	DCF Model	Other spread, Interest rates

	~~W~~	162,817,008

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for year ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss	Net derivative financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss	Derivatives held for trading	Derivatives held for fair value hedging
Beginning[2]	~~W~~	48,243	~~W~~	6,106,716	~~W~~	133,309	~~W~~	1,187,217	~~W~~ (8,687,892)	~~W~~ 96,354	~~W~~	705
Total gains or losses
- Profit or loss		537		178,569		4,367		—	27,583	(247,194)		(116)
- Other comprehensive income		(37)		60,624		—		142,415	(8,597)	—		—
Purchases		—		3,011,701		184,655		83,566	—	7,706		—
Sales		—		(1,855,118)		(109,128)		(80,480)	—	(90,270)		—
Issues		—		—		—		—	(11,090,504)	(76,519)		—
Settlements		—		—		—		—	8,886,027	12,803		(589)
Transfers into Level 3[1]		—		2,103		—		—	—	(3,011)		—
Transfers out of Level 3[1]		—		(39,735)		—		—	—	—		—

Ending	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~ (10,873,383)	~~W~~ (300,131)	~~W~~	—

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Designated at fair value through profit or loss		Available-for -sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		52,936		(20,827)		(846,704)		504,627		(408)
- Other comprehensive income		—		6,356		—		—		—
Purchases		1,315,500		1,713,098		—		35,649		—
Sales		(1,076,928)		(916,778)		—		(270,435)		—
Issues		—		—		(11,528,433)		(67,958)		—
Settlements		(264,816)		—		11,484,384		(3,760)		(164)
Transfers into Level 3[1]		—		14,168		—		—		—
Transfers out of Level 3[1]		—		(922)		—		(642)		—
Business Combination		524,380		2,038,779		—		522		—
Changes from replacement of assets Of disposal group as held for sale		—		(40,190)		—		—		—

Ending	~~W~~	1,314,344	~~W~~	5,865,976	~~W~~	(8,687,892)	~~W~~	133,093	~~W~~	705

[1]	The changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss, and total gains or losses included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the year ended December 31, 2018 and 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018
	Net income (loss) from financial investments at fair value through profit or loss		Other operating loss		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(36,466)	~~W~~	(405)	~~W~~	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		144,674		(289)		43

(In millions of Korean won)	2017
	Net loss from financial investments at fair value through profit or loss		Other operating income (loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(289,141)	~~W~~	(21,235)	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		48,333		(90,103)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	48,743	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	11.25~31.28	The higher the volatility, the higher the fair value fluctuation
				Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Discount rate	1.19~11.30	The lower the discount rate, the higher the fair value
				Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
Debt securities		7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
				Volatility of the underlying asset	11.25~41.00	The higher the volatility, the higher the fair value fluctuation
				Value of Real estate	-1.00~1.00	The higher the value of Real estate, the higher the fair value
				Discount rate	1.95~11.30	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	8.79~88.46	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Equity securities		371,545	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value

				Discount rate	1.19~21.96	The lower the discount rate, the higher the fair value

				Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value

				Volatility	11.25~39.94	The higher the volatility, the higher the fair value fluctuation

				Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation

				Recovery rate	40	The higher the recovery rate, the higher the fair value

Loans		213,203	Tree Model	Stock price, Volatility of the stock price	13.11~49.28	The higher the volatility, the higher the fair value fluctuation

Derivatives held for trading

Stock and index		50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00~50.00	The higher the volatility, the higher the fair value fluctuation

				Correlation between underlying asset	8.74~68.77	The higher the correlation, the higher the fair value fluctuation

Currency, interest rate and others		60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value

				Volatility	1.00~36.00	The higher the volatility, the higher the fair value fluctuation

				Correlation between underlying asset	-46.89~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

Financial assets measured at fair value through other comprehensive income

Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value

				Discount rate	7.05~16.30	The lower the discount rate, the higher the fair value

				Volatility	17.62~25.14	The higher the volatility, the higher the fair value fluctuation
	~~W~~	9,170,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27~70.17	The higher the correlation, the higher the fair value fluctuation
Others		170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.19~2.26	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	11,284,577

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	301,851	Tree Model, DCF Model, Hull and White Model	Volatility of the underlying asset	9.96 ~ 29.53	The higher the volatility, the higher the fair value fluctuation
Equity securities		67,828	Tree Model	Volatility of the underlying asset	11.45 ~24.01	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		944,665	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model, Option Model, Tree Model	Volatility of the underlying asset	10.00 ~30.07	The higher the volatility, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying assets	8.27 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		138,972	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	1.00~39.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	3.00~67.00	The higher the value of correlation, the higher the fair value fluctuation
Currency, Interest rate and others		58,107	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model, Option Model	Loss given default	0.56	The higher the loss given default, the lower the fair value
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	3.00~51.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.00~90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		775	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		49,381	DCF Model, Option Model, Net asset value method, Market approach	Volatility	15.26 ~30.07	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	48.82 ~82.16	The coefficient of correlation is different for each item
				Discount rate	2.57 ~ 11.08	The lower the discount rate, the higher the fair value
				Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Equity securities		5,816,595	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model, Net asset value Valuation and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
				Discount rate	-1.00~52.68	The lower the discount rate, the higher the fair value
				Asset value	-1.00 ~ 1.00	The higher the asset value, the higher the fair value
				Correlation between underlying assets	48.82~82.16	The coefficient of correlation is different for each item
				Volatility	15.26~30.07	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,378,174

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	8,687,892	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.42~90.24	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		14,796	DCF Model, Closed Form, Monte Carlo Simulation, FDM	Volatility of the underlying asset	1.00 ~ 33.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	7.00 ~ 67.00	The higher the correlation, the higher the fair value fluctuation
Others		49,190	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Option Model	Volatility of the stock price	15.84	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.57 ~ 2.69	The lower the discount rate, the higher the fair value
				Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	25.00 ~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		70	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

	~~W~~	8,751,948

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities, equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	4	~~W~~	(2)	~~W~~	32	~~W~~	(47)
Debt securities [4]		20,261		(17,885)		2,183		(2,097)
Equity securities [3]		14,241		(10,162)		848		(656)
Loans		129		(46)		—		—
Derivatives held for trading [2]		27,639		(26,155)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		162,563		(86,094)

	~~W~~	62,274	~~W~~	(54,250)	~~W~~	165,626	~~W~~	(88,894)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	146,135	~~W~~	(157,361)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		112,827		(105,875)		—		—

	~~W~~	258,962	~~W~~	(263,236)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	3,220	~~W~~	(2,563)	~~W~~	—	~~W~~	—
Equity securities		654		(626)		—		—
Derivative-linked securities		6,906		(6,820)		—		—
Derivatives held for trading[2]		25,616		(28,488)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		205		(51)
Equity securities[4]		—		—		126,916		(71,396)

	~~W~~	36,396	~~W~~	(38,497)	~~W~~	127,121	~~W~~	(71,447)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	40,020	~~W~~	(36,757)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		11,091		(10,827)		—		—
Derivatives held for hedging[2]		2		(2)		—		—

	~~W~~	51,113	~~W~~	(47,586)	~~W~~	—	~~W~~	—

[1]

For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.

[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Balance at the beginning of the period	~~W~~	22,814	~~W~~	39,033
New transactions and others		131,504		58,445
Changes during the period		(92,163)		(74,664)

Balance at the end of the period	~~W~~	62,155	~~W~~	22,814

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The measurement methodology by categories of financial instruments is addressed at Note 3.

The carrying amounts of financial assets and liabilities by category as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)
	2018
	Financial instruments at fair value through profit or loss		Financial instruments measured at fair value through other comprehensive income				Financial instruments at amortized cost		Derivatives held for hedging		Total
			Financial assets mandatorily measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,274,490	~~W~~	—	~~W~~	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

	~~W~~	52,903,379	~~W~~	35,633,456	~~W~~	2,370,116	~~W~~	371,271,171	~~W~~	110,430	~~W~~	462,288,552

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)
	2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	12,503,039	~~W~~	—	~~W~~	—	~~W~~	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

	~~W~~	5,548,814	~~W~~	12,503,039	~~W~~	382,882,287	~~W~~	176,253	~~W~~	401,110,393

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19,817,825	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,817,825
Financial assets at fair value through profit or loss		30,177,293		2,050,052		—		—		—		—		32,227,345
Derivatives		2,998,042		—		—		—		—		312,124		3,310,166
Loans		—		—		290,122,838		—		—		—		290,122,838
Financial investments		—		—		—		48,116,263		18,491,980		—		66,608,243
Other financial assets		—		—		10,195,015		—		—		—		10,195,015

	~~W~~	33,175,335	~~W~~	2,050,052	~~W~~	320,135,678	~~W~~	48,116,263	~~W~~	18,491,980	~~W~~	312,124	~~W~~	422,281,432

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	10,078,288	~~W~~	—	~~W~~	—	~~W~~	12,023,058
Derivatives		3,054,614		—		—		88,151		3,142,765
Deposits		—		—		255,800,048		—		255,800,048
Debts		—		—		28,820,928		—		28,820,928
Debentures		—		—		44,992,724		—		44,992,724
Other financial liabilities		—		—		18,330,004		—		18,330,004

	~~W~~	4,999,384	~~W~~	10,078,288	~~W~~	347,943,704	~~W~~	88,151	~~W~~	363,109,527

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs (special purpose entity), while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
Discovery ABS Second Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss	~~W~~	6,205	~~W~~	6,205
FK1411 Co., Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		8,883		8,883
AP 3B ABS Ltd.	Subordinate debt	Financial assets at fair value through profit or loss		5,512		5,512

AP 4D ABS Ltd.[1]	Subordinated debt	Financial assets at fair value through profit or loss		13,494		13,494

			~~W~~	34,094	~~W~~	34,094

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~13,731 million as at December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
Discovery ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets	~~W~~	6,022	~~W~~	6,022
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		5,339		5,339
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		9,601		9,601
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		9,902		9,902
AP 4D ABS Ltd.	Senior debt	Loans and receivables		2,248		2,251
	Subordinated debt	Available-for-sale financial assets		14,160		14,160

			~~W~~	47,272	~~W~~	47,275

[1]

In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~2,989 million as of December 31, 2017.

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Carrying amount of underlying assets		Carrying amount of senior debentures		Carrying amount of underlying assets		Carrying amount of senior debentures
KB Kookmin Card Second Securitization Co., Ltd.[1]	~~W~~	—	~~W~~	—	~~W~~	495,545	~~W~~	107,093
KB Kookmin Card Third Securitization Co., Ltd.[1]		627,630		336,929		600,813		324,425
KB Kookmin Card Fourth Securitization Co., Ltd. [1]		587,760		333,296		561,495		320,892
KB Kookmin Card Fifth Securitization Co., Ltd. [1]		562,239		299,754
Wise Mobile Thirteenth Securitization Specialty [2]		—		—		7,284		—
Wise Mobile Fourteenth Securitization Specialty [2]		—		—		8,504		—
Wise Mobile Fifteenth Securitization Specialty [2]		—		—		4,105		—
Wise Mobile Sixteenth Securitization Specialty [2]		—		—		5,500		—
Wise Mobile Seventeenth Securitization Specialty [2]		—		—		10,407		4,999
Wise Mobile Eighteenth Securitization Specialty [2]		—		—		9,340		4,999

	~~W~~	1,777,629	~~W~~	969,979	~~W~~	1,702,993	~~W~~	762,408

[1]

The Group has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts accounts and deposits in addition to the previously entrusted card accounts.

[2]

According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group transferred the beneficiary certificates to Yuanta Securities at ~~W~~74,853 million and entered into a total return swap contract. If the fair value of the transferred asset changes, the risk is attributed to the company in accordance with the contract. The details of transferred financial assets as of December 31, 2018 are as follows.

(In millions of Korean won)	2018
	Carrying amount of transferred assets		Carrying amount of related liabilities
Financial assets at fair value through profit or loss	~~W~~	83,218	~~W~~	74,899

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements[1]	~~W~~	9,176,947	~~W~~	8,784,896
Loaned securities
Government bond		1,160,362		—
Stock		58,171		—

	~~W~~	10,395,480	~~W~~	8,784,896

(In millions of Korean won)	2017
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	~~W~~	10,111,732	~~W~~	10,666,315
Loaned securities
Government bond		418,966		—
Stock		729,702		—

	~~W~~	11,260,400	~~W~~	10,666,315

[1]	The bonds sold under repurchase agreements amounts to ~~W~~3,162,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
							Non-offsetting amount
	Gross assets		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	1,893,335	~~W~~	—	~~W~~	1,893,335	~~W~~	(1,424,607)	~~W~~	(5,101)	~~W~~	463,627
Derivatives held for hedging		110,430		—		110,430		(74,910)		—		35,520
Payable spot exchange		2,222,164		—		2,222,164		(2,213,967)		—		8,197
Repurchase agreements		3,411,700		—		3,411,700		(3,332,700)		—		79,000
Domestic exchange settlement credits		27,723,990		(26,992,637)		731,353		—		—		731,353
Other financial instruments		1,157,569		(1,103,015)		54,554		(3,932)		—		50,622

	~~W~~	36,519,188	~~W~~	(28,095,652)	~~W~~	8,423,536	~~W~~	(7,050,116)	~~W~~	(5,101)	~~W~~	1,368,319

(In millions of Korean won)	2017
							Non-offsetting amount
	Gross assets		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	2,981,437	~~W~~	—	~~W~~	2,981,437	~~W~~	(2,195,210)	~~W~~	(191,349)	~~W~~	594,878
Derivatives held for hedging		312,124		—		312,124		(21,990)		(21,830)		268,304
Payable spot exchange		3,443,674		—		3,443,674		(3,443,298)		—		376
Repurchase agreements		2,617,700		—		2,617,700		(2,617,700)		—		—
Domestic exchange settlement credits		30,904,611		(29,959,914)		944,697		—		—		944,697
Other financial instruments		1,542,035		(1,531,622)		10,413		(9,525)		—		888

	~~W~~	41,801,581	~~W~~	(31,491,536)	~~W~~	10,310,045	~~W~~	(8,287,723)	~~W~~	(213,179)	~~W~~	1,809,143

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	2,557,169	~~W~~	—	~~W~~	2,557,169	~~W~~	(1,866,515)	~~W~~	(46,769)	~~W~~	643,885
Derivatives held for hedging		176,253		—		176,253		(72,691)		(977)		102,585
Payable spot exchange		2,219,980		—		2,219,980		(2,208,302)		—		11,678
Repurchase agreements[1]		11,946,896		—		11,946,896		(11,862,096)		—		84,800
Securities borrowing agreements		2,745,906		—		2,745,906		(2,745,906)		—		—
Domestic exchange settlement credits		28,672,551		(26,992,637)		1,679,914		(1,679,914)		—		—
Other financial instruments		1,151,697		(1,103,015)		48,682		(3,932)		—		44,750

	~~W~~	49,470,452	~~W~~	(28,095,652)	~~W~~	21,374,800	~~W~~	(20,439,356)	~~W~~	(47,746)	~~W~~	887,698

(In millions of Korean won)	2017
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	3,193,238	~~W~~	—	~~W~~	3,193,238	~~W~~	(1,540,336)	~~W~~	(32,585)	~~W~~	1,620,317
Derivatives held for hedging		88,151		—		88,151		(11,770)		(9,139)		67,242
Payable spot exchange		3,445,098		—		3,445,098		(3,443,298)		—		1,800
Repurchase agreements[1]		10,666,315		—		10,666,315		(10,666,315)		—		—
Securities borrowing agreements		1,870,579		—		1,870,579		(1,870,579)		—		—
Domestic exchange settlement credits		29,999,359		(29,959,914)		39,445		(39,445)		—		—
Other financial instruments		1,721,862		(1,530,488)		191,374		(194)		—		191,180

	~~W~~	50,984,602	~~W~~	(31,490,402)	~~W~~	19,494,200	~~W~~	(17,571,937)	~~W~~	(41,724)	~~W~~	1,880,539

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

7. Due from Financial Institutions at Amortized Cost

Details of due from financial institutions as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	2018		2017
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.78	~~W~~	8,723,761	~~W~~	8,511,295
	Due from financial institutions	Standard Chartered Bank Korea Limited and others	0.00 ~ 2.75		3,245,841		2,267,778
	Due from others	Korea Securities Finance Corportion and others	0.00 ~ 1.79		1,132,908		3,377,102

					13,102,510		14,156,175

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Wells Fargo Bank, N.A. and others	0.00 ~ 0.76		1,734,660		1,670,935
	Time deposits in foreign currencies	Bank of Shanghai, Beijing Branch and others	0.00 ~ 4.10		1,001,600		775,917
	Due from others	Societe Generale and others	0.00 ~ 0.02		1,379,537		616,634

					4,115,797		3,063,486

				~~W~~	17,218,307	~~W~~	17,219,661

[1]	Loans and other financial assets are net of allowance.

Restricted cash from financial institutions as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial Institutions	2018		2017		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	8,723,761	~~W~~	8,511,295	Bank of Korea Act
	Due from Banking institution	Standard Chartered Bank Korea Limited and others		1,348,099		572,132	Net settlement and others
	Due from others	Korea Securities Finance Corportion and others		655,194		371,398	Derivatives margin account and others

				10,727,054		9,454,825

Due from financial institutions in foreign currencies	Due from financial institutions in foreign currencies	Bank of Korea and others		375,130		619,130	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank NY Branch and others		30,538		29,650	Bank Act of the State of New York
	Due from others	Societe Generale and others		1,214,905		509,484	Derivatives margin account and others

				1,620,573		1,158,264

			~~W~~	12,347,627	~~W~~	10,613,089

[1]	Loans and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,797	~~W~~	—	~~W~~	—
Transfer between stages		—		—		—
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal				—		—
Provision (reversal) for loan losses		221		—		—
Others (change of currency ratio, etc.)		1		—		—

Ending	~~W~~	2,019	~~W~~	—	~~W~~	—

[1]	Prepared in accordance with Korean IFRS 1109.

8. Assets Pledged as Collateral

Details of assets pledged as collateral as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	1,884,068	Borrowings from Bank and others
Financial assets measured at fair value through profit or loss	Korea Securities Depository and others		7,676,111	Repurchase agreements
	Korea Securities Depository and others		9,303,600	Securities borrowing transactions
	Samsung Futures Inc. and others		1,503,088	Derivatives transactions

			18,482,799

Financial assets measured at fair value through other comprehensive income	Korea Securities Depository and others		1,258,694	Repurchase agreements

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	Korea Securities Depository and others		1,001,259	Securities borrowing transactions
	Bank of Korea		49,948	Borrowings from Bank of Korea
	Bank of Korea		479,784	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		395,221	Derivatives transactions

			3,184,906

Securities at amortized cost	Korea Securities Depository and others		276,688	Repurchase agreements
	Bank of Korea		1,911,160	Borrowings from Bank of Korea
	Bank of Korea		1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		162,184	Derivatives transactions
	Others		350,292	Others

			4,174,853

Mortgage loans	Others		4,060,863	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		801,944	Borrowings from Bank and others

		~~W~~	32,589,433

(In millions of Korean won)		2017
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	165,026	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		7,699,857	Repurchase agreements
	Korea Securities Depository and others		4,941,912	Securities borrowing transactions
	Samsung Futures Inc. and others		1,047,758	Derivatives transactions

			13,689,527

Available-for-sale financial assets	Korea Securities Depository and others		2,401,388	Repurchase agreements
	Korea Securities Depository and others		838,149	Securities borrowing transactions
	Bank of Korea		651,284	Borrowings from Bank of Korea
	Bank of Korea		750,254	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		221,004	Derivatives transactions

			4,862,079

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Held-to-maturity financial assets	Korea Securities Depository and others		35,026	Repurchase agreements
	Bank of Korea		1,326,558	Borrowings from Bank of Korea
	Bank of Korea		1,204,990	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		330,316	Derivatives transactions
	Others		163,960	Others

			3,060,850

Mortgage loans	Others		4,950,490	Covered bond

Real estate	Natixis Real Estate Capital, LLC and others		778,789	Borrowings from Bank and others

		~~W~~	27,506,761

The Group provides ~~W~~6,472,993 million and ~~W~~3,185,601 million of its borrowing securities and securities held as collateral with KSFC and others as at December 31, 2018 and 2017.

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018
	Fair value of collateral held	Fair value of collateral sold or repledged	Total
Securities	3,547,179	—	3,547,179

(In millions of Korean won)

	2017
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	2,677,878	~~W~~	—	~~W~~	2,677,878

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	570,000	~~W~~	—	~~W~~	55,056
Futures[1]		4,269,407		1,124		3,852
Swaps		219,558,592		421,591		471,915
Options		16,937,362		159,218		276,392

		241,335,361		581,933		807,215

Currency
Forwards		74,189,998		622,745		548,127
Futures[1]		602,805		37		240
Swaps		36,073,995		470,499		452,390
Options		2,449,469		6,071		13,602

		113,316,267		1,099,352		1,014,359

Stock and index
Futures[1]		1,155,861		4,902		10,820
Swaps		8,190,648		82,803		321,135
Options		5,442,775		70,740		464,226

		14,789,284		158,445		796,181

Credit
Swaps		4,300,208		32,711		25,047

		4,300,208		32,711		25,047

Commodity
Futures[1]		5,807		150		128
Swaps		140,382		2,202		3,199
Options		—		—		—

		146,189		2,352		3,327

Other		2,361,827		40,739		78,865

	~~W~~	376,249,136	~~W~~	1,915,532	~~W~~	2,724,994

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,770,568	~~W~~	4,952	~~W~~	528
Swaps		190,186,189		434,316		399,674
Options		13,560,861		137,958		234,474

		208,517,618		577,226		634,676

Currency
Forwards		64,308,472		1,261,491		1,233,633
Futures[1]		622,711		52		1,163
Swaps		29,769,290		847,506		759,757
Options		695,617		4,099		6,994

		95,396,090		2,113,148		2,001,547

Stock and index
Futures[1]		1,013,846		3,599		1,132
Swaps		5,623,391		112,929		96,894
Options		6,408,019		116,215		274,544

		13,045,256		232,743		372,570

Credit
Swaps		5,799,606		42,000		36,963

		5,799,606		42,000		36,963

Commodity
Futures[1]		4,791		112		19
Swaps		67,008		4,221		118
Options		245		1		—

		72,044		4,334		137

Other		1,955,581		28,591		8,721

	~~W~~	324,786,195	~~W~~	2,998,042	~~W~~	3,054,614

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The average of hedge ratio for each type of hedge accounting as of December 31, 2018, is as follows:

(In millions of Korean won)	2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The quantity of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average ratio of hedging	100.73%	98.65%	100.00%	100.00%	100.00%	100.00%	100.00%
Cash flow hedge
The quantity of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average ratio of hedging	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Hedge of net investments in a foreign operations
The quantity of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average ratio of hedging	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	100.00%

Fair Value Hedge

Details of hedged item in fair value hedge as of December 31, 2018, are as follows:

(In millions of Korean won)		2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	465,213	~~W~~	—	~~W~~	1,214	~~W~~	—	~~W~~	6,001
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(1,233)
	Deposits in foreign currencies		—		805,215		—		(89,265)		38,232
	Debts in KRW		—		349,252		—		19,252		(2,308)
	Debts in foreign currencies		—		1,429,457		—		(24,073)		(1,868)

			1,167,940		2,583,924		(8,576)		(94,086)		38,824

Currency	Deposits in foreign currencies		1,845,253		—		(75,255)		—		86,209

			1,845,253		—		(75,255)		—		86,209

		~~W~~	3,013,193	~~W~~	2,583,924	~~W~~	(83,831)	~~W~~	(94,086)	~~W~~	125,033

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of derivative instruments designated as fair value hedge as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Notional amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	3,845,555	~~W~~	58,933	~~W~~	88,017	~~W~~	(37,638)
Currency
Forwards		1,697,718		5,923		32,565		(106,903)

	~~W~~	5,543,273	~~W~~	64,856	~~W~~	120,582	~~W~~	(144,541)

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,919,935	~~W~~	47,856	~~W~~	49,962
Currency
Forwards		2,818,527		108,144		872
Other		50,000		775		70

	~~W~~	5,788,462	~~W~~	156,775	~~W~~	50,904

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2018		2017
Deposits in foreign currencies	~~W~~	—	~~W~~	32,051

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the year ended December 31, 2018, is as follows:

(In millions of Korean won)	2018
	Hedge ineffectiveness recognized in profit or loss
From hedge accounting
Interest rate	~~W~~	1,186
Currency rate		(20,694)

	~~W~~	(19,508)

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(160,416)	~~W~~	93,112
Gains (losses) on the hedged items attributable to the hedged risk		135,556		(56,461)

	~~W~~	(24,860)	~~W~~	36,651

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Cash Flow Hedge

Details of hedged item in cash flow hedge as of December 31, 2018 are as follows:

(In millions of Korean won)	2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate	~~W~~	5,971	~~W~~	4,686
Foreign currency change risk		18,650		1,163

	~~W~~	24,621	~~W~~	5,849

Details of derivative instruments designated as cash flow hedge as of December 31, 2018 and 2017, are as follows:

	2018
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	4,142,336	~~W~~	17,891	~~W~~	12,766	~~W~~	(6,364)
Currency
Swaps		2,300,452		22,759		40,493		(16,658)

	~~W~~	6,442,788	~~W~~	40,650	~~W~~	53,259	~~W~~	(23,022)

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,393,491	~~W~~	15,796	~~W~~	3,905
Currency
Swaps		2,396,957		117,597		33,342

	~~W~~	4,790,448	~~W~~	133,393	~~W~~	37,247

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(23,022)	~~W~~	(112,513)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(24,672)		(100,949)
Gains on ineffectiveness (amount recognized in profit or loss)		1,650		(11,564)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Amount recognized in other comprehensive income	~~W~~	(24,672)	~~W~~	(100,949)
Amount reclassified from equity to profit or loss		15,234		126,239
Tax effect		400		(4,331)
OCI after tax		(9,038)		20,959

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Hedge on Net Investments in Foreign Operations

Details of hedged item in hedge on foreign operation net investments hedge as of December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	25,198	~~W~~	(33,092)

Details of financial instruments designated as hedging instrument in hedge on net investments in foreign operations as of December 31, 2018, is as follows:

	2018
	Nominal amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	530,967	~~W~~	4,924	~~W~~	2,412	~~W~~	(21,877)
Financial debentures in foreign currencies		89,448		—		89,109		(3,321)

	~~W~~	620,415	~~W~~	4,924	~~W~~	91,521	~~W~~	(25,198)

Details of derivative instruments designated as hedging instrument in hedge on net investments in foreign operations as of December 31, 2017, is as follows:

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	484,033	~~W~~	21,956	~~W~~	—

The fair value of non-derivative financial instruments designated as hedging instruments as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Financial debentures in foreign currencies	~~W~~	88,785	~~W~~	99,994

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Gains (losses) on hedging instruments	~~W~~	(25,096)	~~W~~	35,929
Effective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in other comprehensive income)		(25,096)		34,800
Ineffective portion of gains (losses) on hedges of net investments in foreign operations (amount recognized in profit or loss)		—		1,129

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Amount recognized in other comprehensive income	~~W~~	(25,096)	~~W~~	34,800
Amount reclassified from equity to profit or loss		(12,330)		—
Tax effect		10,292		(8,186)

Amount recognized in other comprehensive income, net of tax	~~W~~	(27,134)	~~W~~	26,614

10. Loans at Amortized Cost

Details of loans as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Loans at amortized cost	~~W~~	321,058,158	~~W~~	291,513,253
Deferred loan origination fees and costs		753,126		719,816
Less: Allowances for loan losses		(2,609,681)		(2,110,231)

Carrying amount	~~W~~	319,201,603	~~W~~	290,122,838

Details of loans for other banks as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Loans at amortized cost	~~W~~	3,484,210	~~W~~	5,314,577
Less: Allowances for loan losses		(620)		(77)

Carrying amount	~~W~~	3,483,590	~~W~~	5,314,500

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	152,523,852	~~W~~	124,334,950	~~W~~	—	~~W~~	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

	~~W~~	158,435,972	~~W~~	140,638,924	~~W~~	16,643,117	~~W~~	315,718,013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	140,630,735	~~W~~	112,014,669	~~W~~	—	~~W~~	252,645,404
Loans in foreign currencies		121,166		3,078,907		—		3,200,073
Domestic import usance bills		—		2,128,868		—		2,128,868
Off-shore funding loans		—		730,817		—		730,817
Call loans		—		335,200		—		335,200
Bills bought in Korean won		—		4,168		—		4,168
Bills bought in foreign currencies		—		3,875,550		—		3,875,550
Guarantee payments under payment guarantee		105		6,373		—		6,478
Credit card receivables in Korean won		—		—		15,200,843		15,200,843
Credit card receivables in foreign currencies		—		—		4,004		4,004
Reverse repurchase agreements		—		1,197,700		—		1,197,700
Privately placed bonds		—		1,994,932		—		1,994,932
Factored receivables		51,401		1,419		—		52,820
Lease receivables		1,773,901		60,527		—		1,834,428
Loans for installment credit		3,693,672		13,535		—		3,707,207

		146,270,980		125,442,665		15,204,847		286,918,492

Proportion (%)		50.98		43.72		5.30		100.00
Less: Allowances		(429,299)		(1,231,589)		(449,266)		(2,110,154)

	~~W~~	145,841,681	~~W~~	124,211,076	~~W~~	14,755,581	~~W~~	284,808,338

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The changes in deferred loan origination fees and costs for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	632,680	~~W~~	417,719	~~W~~	(386,162)	~~W~~	—	~~W~~	—	~~W~~	664,237
Other origination costs		126,265		77,464		(83,950)		—		1		119,780

		758,945		495,183		(470,112)		—		1		784,017

Deferred loan origination fees
Loans in Korean won		11,561		6,832		(9,338)		—		—		9,055
Other origination fees		27,568		9,927		(15,660)		—		1		21,836

		39,129		16,759		(24,998)		—		1		30,891

	~~W~~	719,816	~~W~~	478,424	~~W~~	(445,114)	~~W~~	—	~~W~~	—	~~W~~	753,126

(In millions of Korean won)	2017
	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	663,041	~~W~~	334,438	~~W~~	(358,721)	~~W~~	12,532	~~W~~	(18,610)	~~W~~	632,680
Other origination costs		99,878		101,656		(75,267)		—		(2)		126,265

		762,919		436,094		(433,988)		12,532		(18,612)		758,945

Deferred loan origination fees
Loans in Korean won		19,845		7,904		(16,188)		—		—		11,561
Other origination fees		24,449		19,356		(16,228)		—		(9)		27,568

		44,294		27,260		(32,416)		—		(9)		39,129

	~~W~~	718,625	~~W~~	408,834	~~W~~	(401,572)	~~W~~	12,532	~~W~~	(18,603)	~~W~~	719,816

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	249,226	~~W~~	196,387	~~W~~	186,766	~~W~~	208,354	~~W~~	275,722	~~W~~	865,063	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		106,143		(105,597)		(546)		38,360		(36,402)		(1,958)		45,824		(44,706)		(1,118)
Transfer to lifetime expected credit losses (non-impaired)		(99,242)		115,493		(16,251)		(36,518)		47,001		(10,483)		(23,345)		24,438		(1,093)
Transfer to lifetime expected credit losses (impaired)		(2,107)		(49,241)		51,348		(2,746)		(31,157)		33,903		(2,007)		(11,804)		13,811
Write-offs		—		(2)		(380,698)		—		(6)		(233,314)		—		—		(465,415)
Disposal		(1,707)		(1,795)		(1,661)		(72)		—		(14,172)		—		—		(47)
Provision (reversal) for loan losses[3]		(15,533)		60,180		350,578		7,927		62,901		58,515		5,919		61,935		488,975
Business combination		172		—		—		22		—		—		—		—		—
Others (change of currency ratio, etc.)		488		318		178		(1,015)		597		25,321		—		—		(7,845)

Ending	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449

[1]

Provision for credit losses in statements of comprehensive income also includes provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 12), provision for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantees contracts (Note 23), and provision (reversal) for other financial assets (Note 18).

[2]	Prepared in accordance with Korean IFRS 1109.
[3]	Recovery of written-off loans amounting to ~~W~~428,890 million is included.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(341,506)		(395,272)		(400,385)		(1,137,163)
Recoveries from written-off loans		145,606		280,324		132,665		558,595
Sale		(40,267)		(26,105)		—		(66,372)
Provision[1]		233,262		38,644		312,248		584,154
Business combination		9,679		50,227		—		59,906
Other changes		(58,764)		(98,324)		(9,557)		(166,645)

Ending	~~W~~	429,299	~~W~~	1,231,666	~~W~~	449,266	~~W~~	2,110,231

[1]

Provision for credit losses in statements of comprehensive income also includes provision for unused commitments and guarantees (Note 23), provision (reversal) for financial guarantees contracts (Note 23), and provision (reversal) for other financial assets (Note 18).

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are ~~W~~ 12,067,272 million as of December 31, 2018.

Changes in the book value of loans at amortized cost for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	262,092,823	~~W~~	27,216,234	~~W~~	2,270,094
Transfer between stages
Transfer to 12-month expected credit losses		8,399,033		(8,322,782)		(76,251)
Transfer to lifetime expected credit losses		(11,867,144)		11,938,263		(71,119)
Transfer to lifetime expected credit losses (impaired)		(780,095)		(901,109)		1,681,204
Write-offs		—		(8)		(1,079,427)
Disposal		(490,070)		(10,557)		(192,415)
Net increase(decrease) (Execution, repayment and others)		35,941,823		(3,502,876)		(434,337)

Ending	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,922,936
Financial bonds		14,978,408
Corporate bonds		4,101,066
Asset-backed securities		84,382
Puttable instruments (investment funds, etc.)		10,252,377
Derivatives linked securities		3,516,626
Other debt securities		7,429,687
Equity securities:
Stocks		1,094,441
Other equity securities		193,221
Loans:
Private placed corporate bonds		823,071
Other loans		131,105
Due from financial institutions:
Other due from financial institutions		381,719
Others		78,808

		50,987,847

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		3,475,214
Financial bonds		20,107,719
Corporate bonds		10,540,985
Asset-backed securities		1,100,041
Other debt securities		19,675
Equity securities:
Stocks		2,262,379
Equity investments		38,584
Other equity securities		69,153
Loans:
Private placed corporate bonds		389,822

		38,003,572

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,090,051
Financial bonds		6,847,055
Corporate bonds		6,943,332
Asset-backed securities		4,782,800
Allowance		(1,716)

		23,661,522

	~~W~~	61,665,094

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	6,232,514
Financial bonds		11,324,330
Corporate bonds		5,133,226
Asset-backed securities		161,991
Others		2,316,277
Equity securities:
Stocks and others		1,009,190
Beneficiary certificates		3,925,910
Others		73,855

		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		66,969
Equity securities:
Stocks and others		67,828
Derivative-linked securities		1,613,404
Privately placed bonds		301,851

		2,050,052

Total financial assets at fair value through profit or loss	~~W~~	32,227,345

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,629,479
Financial bonds		20,946,100
Corporate bonds		10,570,501
Asset-backed securities		2,402,437
Others		1,410,884
Equity securities:
Stocks and others		3,077,748
Equity investments and others		459,808
Beneficiary certificates		5,619,306

		48,116,263

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,448,471
Financial bonds		2,474,841
Corporate bonds		6,218,723 4,305,678
Asset-backed securities
Others		44,267

		18,491,980

Total financial investments	~~W~~	66,608,243

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the year ended December 31, 2018, are as follows:

(In millions of Korean won)		2018
		From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	—	~~W~~	22,173
	Non-listed		—		25,121
Equity investments			—		2,256
Other equity securities			2,508		1,798

		~~W~~	2,508	~~W~~	51,348

The derecognized equity securities, measured at fair value through other comprehensive income for the year ended December 31, 2018, is as follows:

(In millions of Korean won)		2018
		Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks	Listed	~~W~~	26,877	~~W~~	18,330
	Non-listed		480		480
Other equity securities			80,000		2,567

		~~W~~	107,357	~~W~~	21,377

Provision, and reversal for the allowance of financial investments for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	860	~~W~~	873	~~W~~	(13)
Loans measured at fair value through other comprehensive income		963		826		137
Securities measured at amortized cost		296		282		14

	~~W~~	2,119	~~W~~	1,981	~~W~~	138

The impairment losses and the reversal of impairment losses recognized in relation to financial investments for the year ended December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(47,917)	~~W~~	—	~~W~~	(47,917)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in the allowances for debt securities for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages
Transfer to 12-month expected credit losses		125		(125)		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		(170)		—		—
Provision (reversal) for loan losses		716		(180)		(398)
Others (change of currency ratio, etc.)		49		16		—

Ending	~~W~~	5,657	~~W~~	192	~~W~~	322

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

13. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,649	~~W~~	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Fund[8]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK,15, 16	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [6]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		185		843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,622		108,050		108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,134		18,134	Investment finance	Korea
Acts Co., Ltd.[10]	7.14		500		(14)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,257		10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[7]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,689)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[6]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		166		280	Big data consulting	Korea
Builton Co., Ltd.[12]	21.96		800		67		304	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(57)		185	Manufacture of underwears and sleepwears	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

A-PRO Co., Ltd.[1]	13.71		1,500		1,554		1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[6]	22.89		—		(606)		122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[6]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	11.70		800		71		103	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22		1,000		206		928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		—		—		—	Investment finance	Korea
KB No.9 Special Purpose Acquisition Company1,	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,5]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,830		7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,941		5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		364		233		233	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		14,601		14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,581		1,581	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[8]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[8]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,8]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO.,LTD.,6	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO.,LTD. [6]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO.,LTD. [6]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO.,LTD. [6]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO.,LTD.,6	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[6]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[6]	23.14		—		75		—	Manufacture of Special Glass	Korea

		~~W~~	493,218	~~W~~	486,630	~~W~~	504,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	December 31, 2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,671	~~W~~	1,601	~~W~~	1,601	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		134,891		131,420	Investment finance	Korea
KB-KDBC New Technology Business Fund[1,7,9]	66.66		5,000		4,972		4,972	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,122		19,709	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		101,794		105,190		105,190	Investment finance	Korea
Bungaejangter Inc.[13]	24.68		3,484		3,484		3,484	Portals and other internet information media service activities	Korea
Aju Good Technology Venture Fund	38.46		8,230		7,856		8,230	Investment finance	Korea
Acts Co., Ltd.[10]	7.14		500		500		500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,099		8,070	Installment loan	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,202)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(223)		127	Screen printing	Korea
Daesang Techlon Co., Ltd.[6]	47.73		—		97		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co., Ltd.[6]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		155		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		325		440	Big data consulting	Korea
Builton Co., Ltd.	20.58		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(553)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[6]	22.89		—		(601)		127	Wholesale of other goods	Korea
Inno Lending Co., Ltd.[1]	19.90		398		230		230	Credit rating model development	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Terra Co., Ltd.[6]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	12.35		800		800		800	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22		1,000		1,000		1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		580		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03		3		3		3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2]	0.10		10		20		20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[3]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,4]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,5]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[1]	15.68		8,000		7,899		7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,056		5,056	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		6,485		7,506		7,120	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		17,213		17,213	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,761		1,761	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,500		2,345		2,345	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		543		543	Investment finance	Korea

		~~W~~	319,573	~~W~~	329,875	~~W~~	335,070

[1]

As of December 31, 2018 and 2017, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ~~W~~20 million.
[3]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ~~W~~31 million.
[4]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018 and 2017, amounts to ~~W~~20 million and ~~W~~20 million, respectively.
[5]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2018 and 2017, amounts to ~~W~~21 million and ~~W~~20 million, respectively.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[7]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[8]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[9]	The ownership of Paycoms Co., Ltd. would be 22.96% and 24.06% as of December 31, 2018 and 2017, respectively, considering the potential voting rights from convertible bond.
[10]	The ownership of Acts Co., Ltd. would be 27.22% and 27.78% as of December 31, 2018 and 2017, respectively, considering the potential voting rights from convertible bond. .
[11]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2018 and 2017, respectively, considering the potential voting rights from convertible bond. .
[12]	The ownership of Builton Co., Ltd. would be 26.86% as of December 31, 2018, considering the potential voting rights from convertible bond.
[13]	The ownership of Bungaejangter Inc. would be 22.69% as of December 31, 2017, considering the potential voting rights from convertible bond.
[14]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments in JLK INSPECTION Inc., Rainist Co., Ltd., TESTIAN Inc., Spark Biopharma, Inc., RMGP Bio-Pharma Investment Fund, L.P.,RMGP Bio-Pharma Investment, L.P, HEYBIT, Inc.,Hasys.,Stratio, Inc.

[15]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[16]	The fair value of PT Bank Bukopin TBK common stock is ~~W~~53,540 million as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Summarized financial information on major associates and joint ventures, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,864	~~W~~	9	~~W~~	10,120	~~W~~	10,855	~~W~~	1,649	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No.1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No.9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No.10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No.11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity FundIII		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581
POSCO-KB Shipbuilding Fund		14,287		4		16,000		14,283		4,463		—		4,463
GH Real Estate I LP		41,206		190		42,093		41,016		17,252		—		17,252
KBTS Technology Venture Private Equity Fund		24,810		208		25,400		24,602		13,777		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,820		181		18,800		18,639		7,930		—		7,930
KB-SJ Tourism Venture Fund		7,484		2		8,100		7,482		1,386		—		1,386
UNION Media Commerce Fund		3,318		—		3,450		3,318		962		—		962

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	2,140	~~W~~	1,404	~~W~~	—	~~W~~	1,404	~~W~~	—
KB GwS Private Securities Investment Trust		42,502		41,524		—		41,524		8,160
KB-KDBC New Technology Business Investment Fund		39		(568)		—		(568)		—
KB Star office Private real estate Investment Trust No.1		14,092		6,135		—		6,135		1,162
PT Bank Bukopin TBK		148,793		(8,843)		(2,325)		(11,168)		—
Sun Surgery Center Inc.		873		71		342		413		—
RAND Bio Science Co., Ltd.		—		(2,076)		—		(2,076)		—
Balhae Infrastructure Company		61,525		54,241		—		54,241		6,804
Aju Good Technology Venture Fund		2,491		1,356		—		1,356		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		16,525		2,729		(151)		2,578		—
Incheon Bridge Co., Ltd.		94,373		(2,757)		—		(2,757)		—
Big Dipper Co., Ltd.		441		(543)		—		(543)		—
Builton Co., Ltd.		1,867		(287)		—		(287)		—
A-PRO Co., Ltd.		47,926		2,015		—		2,015		—
Paycoms Co., Ltd.		686		(409)		—		(409)		—
Food Factory Co., Ltd.		4,753		412		—		412		—
KB IGen Private Equity Fund No. 1		—		3,693		—		3,693		—
KB No.9 Special Purpose Acquisition Company		—		262		—		262		—
KB No.10 Special Purpose Acquisition Company		—		73		—		73		—
KB No.11 Special Purpose Acquisition Company		—		218		—		218		—
KB Private Equity FundIII		—		(438)		—		(438)		—
Korea Credit Bureau Co., Ltd.		78,018		9,901		—		9,901		112
KoFC KBIC Frontier Champ 2010-5(PEF)		1,460		1,453		—		1,453		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,401		(12,313)		—		(12,313)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		15,507		(3,194)		—		(3,194)		—
POSCO-KB Shipbuilding Fund		160		(1,222)		—		(1,222)		—
GH Real Estate I LP		4,293		3,089		(307)		2,782		1,595
KBTS Technology Venture Private Equity Fund		—		(798)		—		(798)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		20		(161)		—		(161)		—
KB-SJ Tourism Venture Fund		—		(618)		—		(618)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,908	~~W~~	30	~~W~~	11,000	~~W~~	10,878	~~W~~	1,601	~~W~~	—	~~W~~	1,601
KB GwS Private Securities Investment Trust		505,115		741		425,814		504,374		134,891		(3,471)		131,420
KB-KDBC New Technology Business Investment Fund		7,503		45		7,500		7,458		4,972		—		4,972
KB Star office Private real estate Investment Trust No.1		216,041		120,462		95,000		95,579		20,122		(413)		19,709
Sun Surgery Center Inc		9,579		—		43		9,579		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,876		7		71		1,869		2,000		—		2,000
Balhae Infrastructure Company		836,309		1,800		807,567		834,509		105,190		—		105,190
Bungaejangter Inc.		5,592		3,450		43		2,142		3,484		—		3,484
Aju Good Technology Venture Fund		20,676		250		21,400		20,426		7,856		374		8,230
Acts Co., Ltd.		6,741		6,894		117		(153)		500		—		500
SY Auto Capital Co., Ltd.		79,845		51,071		20,000		28,774		14,099		(6,029)		8,070
Incheon Bridge Co., Ltd.		646,811		754,900		61,096		(108,089)		(16,202)		16,202		—
Big Dipper Co., Ltd.		1,138		30		1,500		1,108		325		115		440
Builton Co., Ltd.		1,418		808		321		610		800		—		800
A-PRO Co., Ltd.		8,692		5,681		43		3,011		1,500		—		1,500
Inno Lending Co.,Ltd.		1,184		28		2,000		1,156		230		—		230
Paycoms Co.,Ltd.		1,898		1,374		810		524		800		—		800
Food Factory Co., Ltd.		3,501		3,552		—		(51)		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,666		9		11,230		7,657		3		—		3
KB No.8 Special Purpose Acquisition Company		22,920		2,369		1,031		20,551		20		—		20
KB No.9 Special Purpose Acquisition Company		29,963		2,566		1,382		27,397		31		—		31
KB No.10 Special Purpose Acquisition Company		11,858		1,675		521		10,183		20		—		20
KB No.11 Special Purpose Acquisition Company		6,730		717		321		6,013		19		—		19
KB Private Equity FundIII		50,357		—		51,000		50,357		7,899		—		7,899
Korea Credit Bureau Co., Ltd.		75,504		19,323		10,000		56,181		5,056		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		15,017		3		12,970		15,014		7,506		(386)		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		70,166		1,315		51,880		68,851		17,213		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		170,155		133,034		34,114		37,121		1,761		—		1,761
POSCO-KB Shipbuilding Fund		7,752		247		8,000		7,505		2,345		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		2,466		339		320		2,127		543		—		543

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	394	~~W~~	(60)	~~W~~	(62)	~~W~~	(122)	~~W~~	—
KB GwS Private Securities Investment Trust		35,002		34,004		—		34,004		7,350
KB-KDBC New Technology Business Investment Fund		3		(42)		—		(42)		—
KB Star office Private real estate Investment Trust No.1		13,071		5,684		—		5,684		1,295
Sun Surgery Center Inc.		—		—		—		—		—
RAND Bio Science Co., Ltd.		—		(607)		—		(607)		—
Balhae Infrastructure Company		113,441		104,942		—		104,942		12,842
Bungaejangter Inc.		406		48		—		48		—
Aju Good Technology Venture Fund		660		(841)		—		(841)		—
Acts Co.,Ltd.		3,537		(578)		—		(578)		—
SY Auto Capital Co., Ltd.		15,783		2,490		(27)		2,463		—
Incheon Bridge Co., Ltd.		90,691		(8,719)		—		(8,719)		—
Big Dipper Co., Ltd.		140		(392)		—		(392)		—
Builton Co., Ltd.		1,433		58		—		58		—
A-PRO Co., Ltd.		12,226		661		—		661		—
Inno Lending Co., Ltd.		(751)		(749)		—		(749)		—
Paycoms Co.,Ltd.		303		(170)		—		(170)		—
Food Factory Co., Ltd.		3,324		(1,036)		—		(1,036)		—
KB IGen Private Equity Fund No. 1		—		172		—		172		—
KB No.8 Special Purpose Acquisition Company		—		73		—		73		—
KB No.9 Special Purpose Acquisition Company		—		223		—		223		—
KB No.10 Special Purpose Acquisition Company		—		29		—		29		—
KB No.11 Special Purpose Acquisition Company		—		(262)		—		(262)		—
KB Private Equity FundIII		—		(545)		—		(545)		—
Korea Credit Bureau Co., Ltd.		68,750		3,580		—		3,580		149
KoFC KBIC Frontier Champ 2010-5(PEF)		2,728		(294)		142		(152)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		21,916		8,624		129		8,753		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		5,391		(1,507)		—		(1,507)		—
POSCO-KB Shipbuilding Fund		23		(495)		—		(495)		—
Hyundai-Tongyang Agrifood Private Equity Fund		4,159		3,231		—		3,231		407

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~4,101 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other compre- hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	(217)	~~W~~	—	~~W~~	315	~~W~~	—	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		131,420		—		—		(8,160)		11,102		—		—		134,362
KB-KDBC New Technology Business Investment Fund		4,972		10,000		—		—		(378)		—		—		14,594
KB Star office Private real estate Investment Trust No.1		19,709		—		—		(1,162)		1,292		—		—		19,839
PT Bank Bukopin TBK		—		116,422		—		—		(1,946)		(544)		—		113,932
Sun Suregery Center Inc.		2,682		—		—		—		33		—		—		2,715
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		(1,157)		—		—		843
Balhae Infrastructure Company		105,190		4,645		(1,817)		(6,804)		6,836		—		—		108,050
Bungaejangter Inc.[3]		3,484		—		(1,384)		—		—		—		(2,100)		—
Aju Good Technology Venture Fund		8,230		9,808		—		—		96		—		—		18,134
Acts Co., Ltd. [2]		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		2,676		(74)		—		10,672
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dassang Techlon Co., Ltd.		—		—		—		—		—		—		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(160)		—		—		280
Builton Co., Ltd.		800		—		—		—		(496)		—		—		304
Shinhwa Underwear Co., Ltd.		138		—		—		—		47		—		—		185
A-PRO Co., Ltd.		1,500		—		—		—		(97)		—		—		1,403

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		(230)		—		—		—		—		—
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(697)		—		—		103
Food Factory Co., Ltd.		1,000		—		—		—		(72)		—		—		928
KB IGen Private Equity Fund No. 1		3		—		(4)		—		1		—		—		—
KB No.8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity FundIII		7,899		—		—		—		(69)		—		—		7,830
Korea Credit Bureau Co., Ltd.		5,056		—		—		(112)		997		—		—		5,941
KoFC KBIC Frontier Champ 2010-5(PEF)		7,120		—		(6,121)		(999)		233		—		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(1,873)		(1,239)		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(180)		—		—		1,581
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(382)		—		—		4,463
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(74)		(469)		—		—		—		—
GH Real Estate I LP		—		17,678		—		(1,595)		1,298		(129)		—		17,252
KBTS Technology Venture Private Equity Fund		—		14,224		—		—		(447)		—		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		8,000		—		—		(70)		—		—		7,930
KB-SJ Tourism Venture Fund		—		1,500		—		—		(114)		—		—		1,386
CUBE Growth Fund No.2		—		1,300		(1,300)		—		—		—		—		—
UNION Media Commerce Fund		—		1,000		—		—		(38)		—		—		962

	~~W~~	335,520	~~W~~	187,077	~~W~~	(11,167)	~~W~~	(19,301)	~~W~~	20,510	~~W~~	(5,107)	~~W~~	(2,600)	~~W~~	504,932

[1]	Prepared in accordance with Korean IFRS 1109
[2]	Recognized ~~W~~500 million loss in relation to impaired capital.
[3]	The amount of reclassification as financial assets is ~~W~~2,100 million.
[4]	Gain on disposal of investments in associates and joint ventures for the year ended December 31, 2018 is ~~W~~4,250 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity method accounting		Other comprehensive income		Others		Ending
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	—	~~W~~	1,671	~~W~~	—	~~W~~	—	~~W~~	(60)	~~W~~	(10)	~~W~~	—	~~W~~	1,601
KB GwS Private Securities Investment Trust		129,678		—		—		(7,350)		9,092		—		—		131,420
KB-KDBC New Technology Business Investment Fund		—		5,000		—		—		(28)		—		—		4,972
KB Star office Private real estate Investment Trust No.1		19,807		—		—		(1,295)		1,197		—		—		19,709
Sun Surgery Center Inc.		—		2,682		—		—		—		—		—		2,682
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		133,200		806		(29,202)		(12,842)		13,228		—		—		105,190
Bungaejanter Inc.		—		3,484		—		—		—		—		—		3,484
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Aju Good Technology Venture Fund		1,998		6,232		—		—		—		—		—		8,230
Acts Co.,Ltd.		—		500		—		—		—		—		—		500
SY Auto Capital Co., Ltd.		5,693		—		—		—		2,390		(13)		—		8,070
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
Incheon Bridge Co., Ltd.		728		—		(728)		—		—		—		—		—
KB Insurance Co., Ltd.[1]		1,392,194		—		(1,417,397)		(15,884)		38,873		2,214		—		—
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
Big Dipper Co.Ltd.		—		440		—		—		—		—		—		440
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
A-PRO Co., Ltd.		—		1,500		—		—		—		—		—		1,500
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Inno Lending Co.,Ltd		378		—		—		—		(148)		—		—		230
Korbi Co., Ltd.		—		750		(750)		—		—		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
Paycoms Co., Ltd.		—		800		—		—		—		—		—		800
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
KB IGen Private Equity Fund No. 1		10		—		(7)		—		—		—		—		3
KB No.8 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(3)		11		19
KB Private Equity FundIII		8,000		—		—		—		(101)		—		—		7,899
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		352		—		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(17,500)		—		(170)		71		—		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		(9,730)		—		2,121		33		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(85)		(4)		—		1,761
POSCO-KB Shipbuilding Fund		—		2,500		—		—		(155)		—		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		(3,830)		(407)		823		—		—		543

	~~W~~	1,770,673	~~W~~	53,375	~~W~~	(1,522,511)	~~W~~	(37,927)	~~W~~	69,161	~~W~~	2,288	~~W~~	11	~~W~~	335,070

[1]	KB Insurance Co., Ltd. is included as a subsidiary in Q2 2017..
[2]	Other gain of KB No.11 Special Purpose Acquisition Company amounting to ~~W~~11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates for the year ended December 31, 2017, amounts to ~~W~~15,113 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Accumulated unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2018 and 2017, are as follows:

	2018				2017
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Doosung Metal Co., Ltd	~~W~~	(4)	~~W~~	19	~~W~~	(31)	~~W~~	23
Incheon Bridge Co., Ltd.		487		16,689		16,202		16,202
Jungdong Steel Co., Ltd.		—		489		13		489
Dpaps Co., Ltd.		141		325		(4)		184
Shinla Construction Co., Ltd.		—		183		7		183
Jaeyang Industry Co., Ltd.		30		30		—		—
Terra Co., Ltd.		14		14		—		—
Jungdo Co., Ltd.		161		161		—		—
Jinseung Tech Co., Ltd.[6]		3		3		—		—
Korea NM Tech Co., Ltd.		28		28		—		—
Ejade Co., Ltd.		—		—		(1,181)		—
JSC Bank CenterCredit		—		—		(108,761)		—

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,433,059	~~W~~	—	~~W~~	(1,018)	~~W~~	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Financial lease assets		44,429		(31,432)		—		12,997

	~~W~~	7,216,866	~~W~~	(2,937,862)	~~W~~	(6,877)	~~W~~	4,272,127

	2017
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,475,372	~~W~~	—	~~W~~	(1,018)	~~W~~	2,474,354
Buildings		2,061,717		(684,705)		(5,859)		1,371,153
Leasehold improvements		783,446		(693,717)		—		89,729
Equipment and vehicles		1,699,563		(1,456,358)		—		243,205
Construction in progress		14,808		—		—		14,808
Financial lease assets		34,789		(26,341)		—		8,448

	~~W~~	7,069,695	~~W~~	(2,861,121)	~~W~~	(6,877)	~~W~~	4,201,697

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,474,354	~~W~~	247	~~W~~	(41,888)	~~W~~	(691)	~~W~~	—	~~W~~	—	~~W~~	19	~~W~~	2,432,041
Buildings		1,371,153		3,738		9,683		(4,528)		(51,881)		—		2,046		1,330,211
Leasehold improvement		89,729		28,922		70,221		(633)		(71,931)		—		11,328		127,636
Equipment and vehicles		243,205		182,868		242		(1,026)		(144,791)		121		5		280,624
Construction in-progress		14,808		236,495		(161,330)		—		—		644		(1,999)		88,618
Financial lease assets		8,448		9,640		—		—		(5,091)		—		—		12,997

	~~W~~	4,201,697	~~W~~	461,910	~~W~~	(123,072)	~~W~~	(6,878)	~~W~~	(273,694)	~~W~~	765	~~W~~	11,399	~~W~~	4,272,127

(In millions of Korean won)	2017
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,324,550	~~W~~	35,242	~~W~~	(89,338)	~~W~~	(11,203)	~~W~~	—	~~W~~	215,274	~~W~~	(171)	~~W~~	2,474,354
Buildings		981,716		14,611		31,608		(12,314)		(48,280)		403,816		(4)		1,371,153
Leasehold improvement		73,728		10,973		57,663		(858)		(66,279)		497		14,005		89,729
Equipment and vehicles		230,270		124,702		(16,695)		(452)		(138,317)		42,703		994		243,205
Construction in-progress		4,205		112,840		(102,352)		—		—		127		(12)		14,808
Financial lease assets		12,799		679		—		—		(5,030)		—		—		8,448

	~~W~~	3,627,268	~~W~~	299,047	~~W~~	(119,114)	~~W~~	(24,827)	~~W~~	(257,906)	~~W~~	662,417	~~W~~	14,812	~~W~~	4,201,697

[1]	Including transfers with investment property and assets held for sale.
[2]

Including depreciation cost and others amounting to ~~W~~128 million and ~~W~~157 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2018 and 2017, respectively.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)
2018
Beginning		Impairment	Reversal	Business combination	Disposal and Others	Ending
~~W~~	(6,877)	—	—	—	—	~~W~~	(6,877)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2017
Beginning		Impairment		Reversal		Business combination		Disposal and others		Ending
~~W~~	(13,815)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,938	~~W~~	(6,877)

Details of investment property as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	972,562	~~W~~	—	~~W~~	—	~~W~~	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

	~~W~~	2,268,230	~~W~~	(148,419)	~~W~~	—	~~W~~	2,119,811

(In millions of Korean won)	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	252,234	~~W~~	—	~~W~~	(738)	~~W~~	251,496
Buildings		719,920		(122,935)		—		596,985

	~~W~~	972,154	~~W~~	(122,935)	~~W~~	(738)	~~W~~	848,481

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Fair value		Valuation technique	Inputs
Land and buildings	~~W~~	25,359	Cost Approach Method	- Price per square meter - Replacement cost
		976,857	Market comparison method	- Price per square meter
		1,123,323	Cash flow approach	- Prospective rental market growth rate - Period of vacancy - Rental rate - Discount rate and others
		161,473	Income approach	- Discount rate - Capitalization rate - Vacancy rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

As of December 31, 2018 and 2017, fair values of the investment properties amount to ~~W~~2,287,012 million and ~~W~~893,583 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2018 and 2017, amounts to ~~W~~87,513 million and ~~W~~59,259 million, respectively.

The changes in investment property for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Others		Ending
Land	~~W~~	251,496	~~W~~	714,454	~~W~~	66,086	~~W~~	(57,384)	~~W~~	—	~~W~~	(2,090)	~~W~~	972,562
Buildings		596,985		573,671		44,622		(50,872)		(26,092)		8,935		1,147,249

	~~W~~	848,481	~~W~~	1,288,125	~~W~~	110,708	~~W~~	(108,256)	~~W~~	(26,092)	~~W~~	6,845	~~W~~	2,119,811

(In millions of Korean won)	2017
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Business combination		Others		Ending
Land	~~W~~	202,391	~~W~~	—	~~W~~	(39,533)	~~W~~	(330)	~~W~~	—	~~W~~	91,618	~~W~~	(2,650)	~~W~~	251,496
Buildings		552,620		262		(33,737)		(1,263)		(20,096)		141,106		(41,907)		596,985

	~~W~~	755,011	~~W~~	262	~~W~~	(73,270)	~~W~~	(1,593)	~~W~~	(20,096)	~~W~~	232,724	~~W~~	(44,557)	~~W~~	848,481

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

15. Intangible Assets

Details of intangible assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(577)	~~W~~	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

	~~W~~	4,486,669	~~W~~	(1,614,775)	~~W~~	(115,534)	~~W~~	(577)	~~W~~	2,755,783

(In millions of Korean won)	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	344,799	~~W~~	—	~~W~~	(70,517)	~~W~~	(832)	~~W~~	273,450
Other intangible assets		4,012,563		(1,299,879)		(43,074)		—		2,669,610

	~~W~~	4,357,362	~~W~~	(1,299,879)	~~W~~	(113,591)	~~W~~	(832)	~~W~~	2,943,060

Details of goodwill as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		12,520		13,092		12,260
KB Daehan Specialed Bank PLC.		1,515		1,510		—		—

	~~W~~	346,314	~~W~~	275,220	~~W~~	344,799	~~W~~	273,450

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	MARITIME SECURITIES INCORPORATION changed its name to KB Securities Vietnam joint stock company.

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

2018
Beginning		Impairment		Others		Ending
~~W~~	(70,517)	~~W~~	—	~~W~~	—	~~W~~	(70,517)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2017
Beginning		Impairment		Others		Ending
~~W~~	(69,315)	~~W~~	(1,202)	~~W~~	—	~~W~~	(70,517)

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2018, are as follows:

(In millions of Korean won)

	Housing & Commercial Bank				KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		KB Securities Vietnam Joint Stock Company		Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	58,889	~~W~~	79,609	~~W~~	57,404	~~W~~	12,520	~~W~~	273,710
Recoverable amount exceeded carrying amount		4,281,676		2,875,939		658,365		1,703,417		317,394		5,595		9,842,386
Discount rate (%)		15.51%		15.74%		20.05%		10.29%		8.09%		23.63%
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00

[1]	Goodwill arisen from a business combination during 2018 has not been tested for impairment.
[2]	The amount occurred from formerly known as KB Investment&Securities Co., Ltd.

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~49,315 million and ~~W~~15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of intangible assets, excluding goodwill, as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,248	~~W~~	(2,661)	~~W~~	(2,090)	~~W~~	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

	~~W~~	4,140,355	~~W~~	(1,614,775)	~~W~~	(45,017)	~~W~~	2,480,563

(In millions of Korean won)	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,497	~~W~~	(2,399)	~~W~~	—	~~W~~	7,098
Software		1,062,699		(885,133)		—		177,566
Other intangible assets		501,874		(211,321)		(43,074)		247,479
Value of Business Acquired (VOBA)		2,395,291		(179,193)		—		2,216,098
Finance leases assets		43,202		(21,833)		—		21,369

	~~W~~	4,012,563	~~W~~	(1,299,879)	~~W~~	(43,074)	~~W~~	2,669,610

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	7,098	~~W~~	1,329	~~W~~	(1,200)	~~W~~	(639)	~~W~~	—	~~W~~	(2,091)	~~W~~	4,497
Software		177,566		103,398		(6)		(76,280)		17		(190)		204,505
Other intangible assets[2]		247,479		36,014		(10,290)		(24,388)		—		(204)		248,611
Value of Business Aquired (VOBA)		2,216,098				—		(214,153)		—		—		2,001,945
Finance leases assets		21,369		8,024		—		(8,388)		—		—		21,005

		2,669,610	~~W~~	148,765	~~W~~	(11,496)	~~W~~	(323,848)	~~W~~	17	~~W~~	(2,485)	~~W~~	2,480,563

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)
	2017
	Beginning		Acquisition & Transfer		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	3,005	~~W~~	4,772	~~W~~	(8)	~~W~~	(683)	~~W~~	—	~~W~~	12	~~W~~	7,098
Software		137,101		88,172		(48)		(66,655)		20,396		(1,400)		177,566
Other intangible assets[2]		221,867		34,755		(7,054)		(18,437)		18,362		(2,014)		247,479
Value of Business Aquired (VOBA)		—		—		—		(179,193)		2,395,291		—		2,216,098
Finance leases assets		27,951		792		—		(7,374)		—		—		21,369

	~~W~~	389,924	~~W~~	112,686	~~W~~	(7,110)	~~W~~	(272,342)	~~W~~	2,434,049	~~W~~	(3,402)	~~W~~	2,669,610

[1]

Including ~~W~~214,735 million and ~~W~~179,809 million recorded in insurance expenses and other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2018 and 2017.

[2]

Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	~~W~~	(43,074)	~~W~~	(5,846)	~~W~~	3,475	~~W~~	428	~~W~~	(45,017)

(In millions of Korean won)	2017
	Beginning		Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses on intangible assets	~~W~~	(44,927)	~~W~~	(601)	~~W~~	954	~~W~~	1,500	~~W~~	(43,074)

From 2018, the Group has to pay the fine, if the actual emission exceeds the targeted emission amount; therefore, the emission rights (intangible asset) do not occur even if it is below the targeted emission amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in emission rights for the year ended December 31, 2017, are as follows:

(KAU, in millions of Korean won)
	Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	99,283	~~W~~	—	104,920	~~W~~	—	204,203	~~W~~	—
Additional Allocation	578		—	17,046		—	17,624		—
Borrowing	18,306		—	(18,306)		—	—		—
Surrendered to government	(117,484)		—	—		—	(117,484)		—
Cancel	(683)		—	(398)		—	(1,081)		—

Ending	—	~~W~~	—	103,262	~~W~~	—	103,262	~~W~~	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Assets		Liabilities		Net amount
Other provisions	~~W~~	109,721	~~W~~	—	~~W~~	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Gains on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

	~~W~~	4,158	~~W~~	(492,534)	~~W~~	(488,376)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,518	~~W~~	—	~~W~~	115,518
Allowances for loan losses		1,142		—		1,142
Impairment losses on property and equipment		5,614		(407)		5,207
Interest on equity index-linked deposits		43		—		43
Share-based payments		23,238		—		23,238
Provisions for guarantees		24,341		—		24,341
Losses (gains) from valuation on derivative financial instruments		6,258		(17,479)		(11,221)
Present value discount		25,332		(4,498)		20,834
Losses (gains) from fair value hedged item		—		(15,698)		(15,698)
Accrued interest		243		(111,514)		(111,271)
Deferred loan origination fees and costs		332		(180,401)		(180,069)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(350,801)		(350,153)
Investments in subsidiaries and others		24,834		(103,268)		(78,434)
Gains on valuation of security investment		86,290		(225,158)		(138,868)
Defined benefit liabilities		436,706		—		436,706
Accrued expenses		194,399		—		194,399
Retirement insurance expense		—		(369,300)		(369,300)
Adjustments to the prepaid contributions		—		(16,236)		(16,236)
Derivative-linked securities		27,992		(5,679)		22,313
Others		352,437		(452,303)		(99,866)

		1,325,367		(1,854,445)		(529,078)

Offsetting of deferred income tax assets and liabilities		(1,321,376)		1,321,376		—

	~~W~~	3,991	~~W~~	(533,069)	~~W~~	(529,078)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~73,764 million associated with investments in subsidiaries and others as of December 31, 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~120,704 million with others, as of December 31, 2018, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~62,367 million associated with investment in subsidiaries and associates as of December 31, 2018, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2018, for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The changes in cumulative temporary differences for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	441,088	~~W~~	440,865	~~W~~	411,680	~~W~~	411,903
Allowances for loan losses		546,506		542,139		8,114		12,481
Impairment losses on property and equipment		20,415		19,678		21,190		21,927
Deferred loan origination fees and costs		1,207		1,207		1,841		1,841
Interest on equity index-linked deposits		155		155		0		0
Share-based payments		84,502		74,429		49,998		60,071
Provisions for guarantees		98,294		98,294		73,809		73,809
Gains(losses) from valuation on derivative financial instruments		23,162		23,162		503,277		503,277
Present value discount		104,117		104,116		24,592		24,593
Loss on SPE repurchase		80,204		80,204		0		0
Investments in subsidiaries and others		137,591		26,748		74,027		184,870
Gains on valuation of security investment		415,392		412,284		266,623		269,731
Defined benefit liabilities		1,682,234		211,994		507,190		1,977,430
Accrued expenses		706,535		706,535		993,906		993,906
Derivative linked securities		101,789		101,789		13,679		13,679
Others		1,189,756		517,189		616,755		1,289,322
		5,632,947		3,360,788		3,566,681		5,838,840
Unrecognized deferred income tax assets:
Other provisions		2,879						3,416
Loss on SPE repurchase		80,204						—
Investments in subsidiaries and others		55,546						73,764
Others		112,030						120,704

		5,382,288						5,640,956
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	~~W~~	1,487,039					~~W~~	1,562,333

Taxable temporary differences
Losses(gains) from fair value hedged item	~~W~~	(57,083)	~~W~~	(57,083)	~~W~~	(94,085)	~~W~~	(94,085)
Accrued interest		(405,542)		(364,518)		(370,463)		(411,487)
Impairment losses on property and equipment		(1,481)		—		(2,976)		(4,457)
Deferred loan origination fees and costs		(668,657)		(668,657)		(727,528)		(727,528)
advanced depreciation provision		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(38,051)		(38,051)		(49,036)		(49,036)
Present value discount		(11,948)		(11,948)		(8,656)		(8,656)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,275,641)		(124,407)		(50,758)		(1,201,992)
Investments in subsidiaries and others		(387,733)		(146,234)		(74,847)		(316,346)
Gains on valuation of security investment		(800,041)		(799,187)		(600,642)		(601,496)
Retirement insurance expense		(1,342,012)		(136,444)		(405,907)		(1,611,475)
Adjustments to the prepaid contributions		(59,040)		(59,040)		(69,212)		(69,212)
Derivative linked securities		(20,650)		(20,650)		(271,873)		(271,873)
Others		(1,695,063)		(1,261,852)		(1,664,205)		(2,097,416)

	~~W~~	(6,834,422)	~~W~~	(3,688,071)	~~W~~	(4,390,426)	~~W~~	(7,536,777)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(17,205)						(62,367)
Others		(906)						(588)

		(6,751,023)						(7,408,534)
Tax rate (%)		27.5						27.5

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,861,070)					~~W~~	(2,050,709)

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Beginning		Business Combination		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	380,863	~~W~~	30,180	~~W~~	395,138	~~W~~	407,923	~~W~~	423,828
Allowances for loan losses		30,154		—		26,134		202		4,222
Impairment losses on property and equipment		32,726		—		31,988		19,677		20,415
Deferred loan origination fees and costs		5,154		—		5,154		1,207		1,207
Interest on equity index-linked deposits		168		—		168		155		155
Share-based payments		56,650		—		49,333		77,185		84,502
Provisions for guarantees		126,319		—		126,319		88,512		88,512
Gains(losses) from valuation on derivative financial instruments		40,334		—		40,334		22,758		22,758
Present value discount		46,961		—		18,417		63,573		92,117
Loss on SPE repurchase		80,204		—		—		—		80,204
Investments in subsidiaries and others		810,719		—		753,918		76,902		133,703
Gains on valuation of security investment		447,388		—		447,388		299,082		299,082
Defined benefit liabilities		1,320,135		255,375		256,580		271,857		1,590,787
Accrued expenses		1,128,492		—		1,123,713		701,756		706,535
Derivative linked securities		124,388		—		124,388		101,789		101,789
Others		1,402,646		107,755		736,757		614,570		1,388,214

	~~W~~	6,033,301	~~W~~	393,310	~~W~~	4,135,729	~~W~~	2,747,148	~~W~~	5,038,030

Unrecognized deferred income tax assets:
Other provisions		—		—						2,879
Loss on SPE repurchase		80,204		—						80,204
Investments in subsidiaries and others		774,259		—						49,179
Others		119,334		—						112,030

		5,059,504		393,310						4,793,738
Tax rate (%)[1]		24.2		24.2						27.5

Total deferred income tax assets from deductible temporary differences	~~W~~	1,283,268	~~W~~	95,181					~~W~~	1,325,367

Taxable temporary differences
Losses(gains) from fair value hedged item	~~W~~	(59,235)	~~W~~	—	~~W~~	(59,235)	~~W~~	(57,083)	~~W~~	(57,083)
Accrued interest		(349,899)		(72,117)		(377,010)		(360,536)		(405,542)
Impairment losses on property and equipment		(1,481)		—		—		—		(1,481)
Deferred loan origination fees and costs		(660,945)		(15,846)		(665,209)		(657,081)		(668,663)
advanced depreciation provision		—		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(193,243)		—		(192,491)		(61,077)		(61,829)
Present value discount		(25,454)		(8,766)		(34,220)		(16,357)		(16,357)
Goodwill		(65,288)		—		—		—		(65,288)
Gains on revaluation		(1,182,310)		(99,244)		(59,030)		(53,117)		(1,275,641)
Investments in subsidiaries and others		(387,267)		—		(72,284)		(72,484)		(387,467)
Gains on valuation of security investment		(37,252)		(236,137)		(273,171)		(764,891)		(765,109)
Retirement insurance expense		(1,170,514)		(168,714)		(200,722)		(203,506)		(1,342,012)
Adjustments to the prepaid contributions		(62,569)		—		(61,034)		(57,505)		(59,040)
Derivative linked securities		(176,962)		—		(176,962)		(20,650)		(20,650)
Others		(794,141)		(1,215,733)		(429,645)		(95,568)		(1,675,797)

		(5,166,560)		(1,822,749)	~~W~~	(2,601,013)	~~W~~	(2,419,855)		(6,808,151)

Unrecognized deferred income tax assets:
Goodwill		(65,288)		—						(65,288)
Investments in subsidiaries and others		(17,205)		(4,546)						(28,407)
Others		(906)		—						(677)

		(5,083,161)		(1,818,203)						(6,713,779)
Tax rate (%)[1]		24.2		24.2						27.5

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,253,126)	~~W~~	(442,206)					~~W~~	(1,854,445)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the rate of 27.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	16,048	~~W~~	(3,442)	~~W~~	12,606	~~W~~	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

	~~W~~	25,102	~~W~~	(8,150)	~~W~~	16,952	~~W~~	20,955

(In millions of Korean won)	2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	133,445	~~W~~	(1,492)	~~W~~	131,953	~~W~~	251,520
Buildings held for sale		34,862		(11,309)		23,553		24,548

	~~W~~	168,307	~~W~~	(12,801)	~~W~~	155,506	~~W~~	276,068

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2018, are as follows:

(In millions of Korean won)	2018
	Fair value	Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Land and buildings	~~W~~20,955	Market comparison approach model and others	Adjustment index	0.30 ~1.08	Fair value increases as the adjustment index rises.
			Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)
2018
Beginning		Provision		Reversal		Others		Ending
~~W~~	(12,801)	~~W~~	(5,281)	~~W~~	286	~~W~~	9,646	~~W~~	(8,150)

(In millions of Korean won)
2017
Beginning		Provision[1]		Reversal		Disposal and Others[1]		Ending
~~W~~	(29,248)	~~W~~	(24,192)	~~W~~	5,138	~~W~~	35,501	~~W~~	(12,801)

[1]	Including the amount related to the group of the assets disposed in 2017, which was classified as held for sale

As of December 31, 2018, assets held for sale consist of eight real estates of closed offices, which were committed to sell by the management, but not yet sold as of December 31, 2018. Negotiation with buyers is in process for the two assets and the remaining six assets are also being actively marketed.

18. Other Assets

Details of other assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other financial assets
Other receivables	~~W~~	4,708,910	~~W~~	6,447,405
Accrued income		1,724,328		1,594,455
Guarantee deposits		1,182,686		1,211,841
Domestic exchange settlement debits		504,899		949,897
Others		125,380		101,909
Allowances		(106,275)		(104,813)
Present value discount		(6,372)		(5,679)

		8,133,556		10,195,015

Other non-financial assets
Other receivables		4,965		3,640
Prepaid expenses		205,394		153,650
Guarantee deposits		4,529		4,904
Insurance assets		1,362,877		1,180,980
Separate account assets		4,715,414		4,119,203
Others		1,347,580		578,795
Allowances		(24,780)		(32,018)

		7,615,979		6,009,154

	~~W~~	15,749,535	~~W~~	16,204,169

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in allowances on other assets for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Other financial assets		Other non- financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(38,184)		(1,863)		(40,047)
Provision		32,495		(5,375)		27,120
Business combination		—		—		—
Others		2,065		—		2,065

Ending	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055

[1]	Prepared in accordance with Korean IFRS 1109.

(In millions of Korean won)	2017
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(14,546)		(1,970)		(16,516)
Provision		9,840		1,410		11,250
Business combination		21,293		—		21,293
Others		(7,403)		7,396		(7)

Ending	~~W~~	104,813	~~W~~	32,018	~~W~~	136,831

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of December 31, 2018 and 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	2,745,906
Other		77,914

	~~W~~	2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,503,039

Total financial liabilities at fair value through profit or loss	~~W~~	15,326,859

(In millions of Korean won)	2017
Financial liabilities held for trading
Securities sold	~~W~~	1,870,579
Other		74,191

		1,944,770

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,288

Total financial liabilities at fair value through profit or loss	~~W~~	12,023,058

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2018 is as follows:

(In millions of Korean won)	2018
Contractual cash flow amount	~~W~~	12,329,525
Carrying amount		12,503,039
Difference	~~W~~	(173,514)

20. Deposits

Details of deposits as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Demand deposits
Demand deposits in Korean won	~~W~~	115,602,691	~~W~~	113,676,999
Demand deposits in foreign currencies		6,887,280		6,911,782

		122,489,971		120,588,781

Time deposits
Time deposits in Korean won		145,336,136		127,562,153
Time deposits in foreign currencies		5,501,887		4,481,607
Fair value adjustments on valuation of fair value hedged items		(89,264)		(51,033)

		5,412,623		4,430,574

		150,748,759		131,992,727

Certificates of deposits		3,531,719		3,218,540

Total deposits	~~W~~	276,770,449	~~W~~	255,800,048

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

21. Debts

Details of debts as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Borrowings	~~W~~	19,969,328	~~W~~	16,846,072
Repurchase agreements and others		11,954,491		10,676,219
Call money		1,081,015		1,298,637

	~~W~~	33,004,834	~~W~~	28,820,928

Details of borrowings as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2018		2017
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	~~W~~	1,672,714	~~W~~	1,888,880
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00		1,745,940		1,726,543
	Borrowings from banks	Shinhan Bank and others	2.99 ~ 3.45		100,100		36,806
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.22 ~ 5.00		1,852,953		1,631,376
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20		5,033,768		4,409,261

					10,405,475		9,692,866

Borrowings in foreign currencies	Due to banks	Commerzbank AG and Others	—		13,353		19,820
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.00 ~ 8.15		7,521,197		5,470,569
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	3.20 ~ 3.94		18,725		76,134
	Other borrowings	Standard Chartered Bank and others	—		2,010,578		1,586,683

					9,563,853		7,153,206

				~~W~~	19,969,328	~~W~~	16,846,072

The details of repurchase agreements and others as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2018		2017
Repurchase agreements	Individuals, Groups and Corporations	1.19 ~ 2.22	~~W~~	11,946,896	~~W~~	10,666,315
Bills sold	Counter sale	0.40 ~ 1.00		7,595		9,904

			~~W~~	11,954,491	~~W~~	10,676,219

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The details of call money as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2018		2017
Call money in Korean won	Deutsche Bank AG, Seoul and others	1.33 ~ 1.75	~~W~~	718,600	~~W~~	890,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	1.20 ~ 2.20		362,415		408,637

			~~W~~	1,081,015	~~W~~	1,298,637

22. Debentures

Details of debentures as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Annual Interest rate (%)	2018		2017
Debentures in Korean won
Structured debentures	1.49 ~ 5.86	~~W~~	1,296,860	~~W~~	869,294
Subordinated fixed rate debentures in Korean won	1.63 ~ 4.35		3,437,729		2,913,411
Fixed rate debentures in Korean won	1.35 ~ 5.70		42,203,545		36,823,365
Floating rate debentures in Korean won	1.72 ~ 1.77		1,650,000		728,000

			48,588,134		41,334,070

Fair value adjustments on fair value hedged financial debentures in Korean won			19,252		19,891
Less: Discount on debentures in Korean won			(33,445)		(53,897)

			48,573,941		41,300,064

Debentures in foreign currencies
Floating rate debentures	0.00 ~ 3.72		1,791,868		1,371,392
Fixed rate debentures	1.63 ~ 3.63		2,951,251		2,363,486

			4,743,119		3,734,878

Fair value adjustments on fair value hedged debentures in foreign currencies			(24,073)		(25,941)
Less: Discount on debentures in foreign currencies			(14,290)		(16,277)

			4,704,756		3,692,660

		~~W~~	53,278,697	~~W~~	44,992,724

Changes in debentures based on face value for the year ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	3,662,797	~~W~~	(3,235,231)	~~W~~	—	~~W~~	1,296,860
Subordinated fixed rate debentures in Korean won		2,913,411		600,000		(75,682)		—		3,437,729
Fixed rate debentures in Korean won		36,823,365		136,987,100		(131,606,920)		—		42,203,545
Floating rate debentures in Korean won		728,000		1,160,000		(238,000)		—		1,650,000

	~~W~~	41,334,070	~~W~~	142,409,897	~~W~~	(135,155,833)	~~W~~	—	~~W~~	48,588,134

Debentures in foreign currencies
Floating rate debentures		1,371,392		725,638		(384,230)		79,068		1,791,868
Fixed rate debentures		2,363,486		493,022		—		94,743		2,951,251

		3,734,878		1,218,660		(384,230)		173,811		4,743,119

	~~W~~	45,068,948	~~W~~	143,628,557	~~W~~	(135,540,063)	~~W~~	173,811	~~W~~	53,331,253

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	3,876,080	~~W~~	(4,153,086)	~~W~~	—	~~W~~	869,294
Subordinated fixed rate debentures in Korean won		3,271,693		—		(358,282)		—		2,913,411
Fixed rate debentures in Korean won		25,627,695		133,283,400		(122,087,730)		—		36,823,365
Floating rate debentures in Korean won		1,108,000		410,000		(790,000)		—		728,000

		31,153,688		137,569,480		(127,389,098)		—		41,334,070

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,338,239		(911,936)		(118,391)		1,371,392
Fixed rate debentures		2,803,720		795,150		(945,394)		(289,990)		2,363,486

		3,867,200		2,133,389		(1,857,330)		(408,381)		3,734,878

	~~W~~	35,020,888	~~W~~	139,702,869	~~W~~	(129,246,428)	~~W~~	(408,381)	~~W~~	45,068,948

23. Provisions

Details of provisions as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Provisions for unused loan commitments	~~W~~	210,677	~~W~~	178,202
Provisions for payment guarantees		75,175		88,809
Provisions for financial guarantee contracts		4,275		2,682
Provisions for restoration cost		108,000		95,194
Others		127,732		203,146

	~~W~~	525,859	~~W~~	568,033

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,487	~~W~~	63,407	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages Transfer to 12-month expected credit losses		25,562		(24,067)		(1,494)		660		(661)		—
Transfer to lifetime expected credit losses (non-impaired)		(11,053)		11,381		(327)		(913)		1,055		(141)
Transfer to lifetime expected credit losses (impaired)		(481)		(1,333)		1,815		(6)		(87)		93
Provision (reversal) for loan losses		(5,932)		19,374		1,141		(14,702)		(10,069)		(897)
Others (change of exchange rate, etc.)		293		158		—		408		243		183

Ending	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982

[1]	Prepared in accordance with Korean IFRS 1109

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,316)		(3,369)		(4,685)
Reversal		(9,850)		(34,250)		(44,100)
Business combination		19		—		19

Ending	~~W~~	178,202	~~W~~	88,809	~~W~~	267,011

Changes in provisions for financial guarantee contracts for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning[1]	~~W~~	4,857	~~W~~	4,333
Reversal		(582)		(1,651)

Ending	~~W~~	4,275	~~W~~	2,682

[1]	Prepared in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning	~~W~~	95,194	~~W~~	84,854
Provision		7,301		5,150
Reversal		(2,055)		(1,211)
Used		(3,627)		(7,049)
Unwinding of discount		2,507		2,078
Effects of changes in foreign exchange rate		8,680		10,510
Business combination		—		862

Ending	~~W~~	108,000	~~W~~	95,194

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		46,277		2,657		2,699		—		24,722		76,355
Decrease		(48,735)		(3,330)		(5,272)		(177)		(94,255)		(151,769)

Ending	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	—	~~W~~	89,511	~~W~~	127,732

[1]	As of December 31, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 26,930 million.

(In millions of Korean won)	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others[2]		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		81,171		5,133		6,046		—		45,164		137,514
Decrease		(74,849)		(50,479)		(2,906)		(181)		(10,469)		(138,884)
Business combination		—		—		—		—		71,763		71,763

Ending	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146

[1]	As of December 31, 2017, the estimated greenhouse gas emission is 112,121 tons.
[2]	As of December 31, 2017, the group’s provision on incomplete sales on cardssurance are ~~W~~ 26,926 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

24. Net Defined Benefit Liabilities (assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		208,470		—		208,470
Past service cost		30,218		—		30,218
Gain or loss on settlement		(1,000)		—		(1,000)
Interest cost (income)		51,522		(47,689)		3,833
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		38,894		—		38,894
Actuarial gains and losses by changes in financial assumptions		95,111		—		95,111
Actuarial gains and losses by experience adjustments		33,968		—		33,968
Return on plan assets (excluding amounts included in interest income)		—		22,420		22,420
Contributions		—		(300,245)		(300,245)
Payments from plans (benefit payments)		(103,663)		103,652		(11)
Payments from the Group		(29,583)		—		(29,583)
Transfer in		8,614		(8,394)		220
Transfer out		(8,394)		8,394		—
Effect of exchange rate changes		17		—		17
Effect of business combination and disposal of business		—		—		—
Others		6,095		(2)		6,093

Ending	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		208,037		—		208,037
Past service cost		21,356		—		21,356
Interest cost (income)		40,351		(36,243)		4,108
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		22,878		—		22,878
Actuarial gains and losses by changes in financial assumptions		(86,459)		—		(86,459)
Actuarial gains and losses by experience adjustments		17,541		—		17,541
Return on plan assets (excluding amounts included in interest income)		—		16,220		16,220
Contributions:
The Group		—		(230,785)		(230,785)
Payments from plans (benefit payments)		(216,817)		216,698		(119)
Payments from the Group		(23,779)		—		(23,779)
Transfer in		8,604		(8,383)		221
Transfer out		(8,712)		8,672		(40)
Effect of exchange rate changes		(25)		—		(25)
Effect of business combination and disposal of business		282,988		(177,832)		105,156
Others		25		3,174		3,199

Ending[1]	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808

[1]	The net defined benefit liabilities of ~~W~~ 153,808 million is calculated by subtracting ~~W~~ 894 million net defined benefit assets from ~~W~~ 154,702 million net defined benefit liabilities

Details of the net defined benefit liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Present value of defined benefit obligation	~~W~~	2,172,260	~~W~~	1,841,991
Fair value of plan assets		(1,910,047)		(1,688,183)

Net defined benefit liabilities	~~W~~	262,213	~~W~~	153,808

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Current service cost	~~W~~	208,470	~~W~~	208,037
Past service cost[1]		7,912		21,356
Net interest expenses of net defined benefit liabilities		3,833		4,108
Gain or loss on settlement		(1,000)		—

Post-employment benefits[2]	~~W~~	219,215	~~W~~	233,501

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[1]	During the year ended December 31, 2018, other provisions (amounting to ~~W~~ 22,306 million as of December 31, 2017) were transferred into net defined benefit liabilities.
[2]

Including post-employment benefits amounting to ~~W~~ 2,047 million recognized as other operating expense and prepayment of ~~W~~ 83 million recognized as other assets as of and for the year ended December 31, 2018, and post-employment benefits amounting to ~~W~~ 1,755 million recognized as other operating expense and prepayment of ~~W~~ 42 million recognized as other assets for the year ended December 31, 2017.

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(22,420)	~~W~~	(16,220)
Actuarial gains and losses		(167,973)		46,040
Income tax effects		52,377		(7,216)

Remeasurements after income tax	~~W~~	(138,016)	~~W~~	22,604

The details of fair value of plan assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,908,028	~~W~~	1,908,028
Investment fund		—		2,019		2,019

	~~W~~	—	~~W~~	1,910,047	~~W~~	1,910,047

(In millions of Korean won)	2017
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,686,012	~~W~~	1,686,012
Investment fund		—		2,171		2,171

	~~W~~	—	~~W~~	1,688,183	~~W~~	1,688,183

Key actuarial assumptions used as of December 31, 2018 and 2017, are as follows:

	2018	2017
Discount rate (%)	2.00~2.30	2.10~2.90
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover (%)	0.00~50.00	0.00~50.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2018, are as follows:

Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.23 decrease	4.48 increase
Salary increase rate (%)	0.5 p.	4.13 increase	3.95 decrease
Turnover (%)	0.5 p.	0.66 decrease	0.57 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2018, is as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits[1]	~~W~~	61,787	~~W~~	121,233	~~W~~	600,804	~~W~~	1,307,327	~~W~~	3,766,739	~~W~~	5,857,890

[1]	Excluded amount to be settled per promotion-incentivized defined contribution plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.2 years.

Expected contribution to plan assets for periods after December 31, 2018, is estimated to be ~~W~~ 207,020 million.

25. Other Liabilities

Details of other liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other financial liabilities
Other payables	~~W~~	7,910,887	~~W~~	8,806,967
Prepaid card and debit card		25,831		21,767
Accrued expenses		2,986,210		2,654,345
Financial guarantee liabilities		43,395		34,114
Deposits for letter of guarantees and others		685,451		798,207
Domestic exchange settlement credits		1,689,908		48,133
Foreign exchanges settlement credits		102,187		124,728
Borrowings from other business accounts		13,166		5,408
Other payables from trust accounts		5,285,108		5,018,031
Liability incurred from agency relationships		605,076		518,955
Account for agency businesses		460,949		257,761
Dividend payables		2,019		474
Others		18,120		41,114

		19,828,307		18,330,004

Other non-financial liabilities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Other payables		319,267		196,142
Unearned revenue		378,792		271,787
Accrued expenses		744,863		634,236
Deferred revenue on credit card points		187,459		176,840
Withholding taxes		137,236		179,903
Separate account liabilities		5,401,192		4,463,687
Others		203,880		217,709

		7,372,689		6,140,304

	~~W~~	27,200,996	~~W~~	24,470,308

26. Equity

26.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of December 31, 2018 and 2017, are as follows:

	2018		2017
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the years ended December 31, 2018 and 2017, are as follows:

(In number of shares)	2018		2017
Beginning	~~W~~	399,037,583	~~W~~	398,285,437
Increase		—		4,513,969
Decrease		(3,486,286)		(3,761,823)

Ending	~~W~~	395,551,297	~~W~~	399,037,583

26.2 Capital Surplus

Details of capital surplus as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,412,718		4,413,286

	~~W~~	17,121,660	~~W~~	17,122,228

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(96,385)
Exchange differences on translating foreign operations		(5,784)		(56,589)
Change in value of available-for-sale financial assets		—		694,321
Change in value of held-to-maturity financial assets		—		(78)
Financial assets measured at fair value through other comprehensive income		450,694		—
Shares of other comprehensive income of associates		(4,377)		1,069
Cash flow hedges		5,849		14,980
Hedges of net investments in foreign operations		(33,092)		(5,958)
Other comprehensive income of separate account		15,017		(13,692)
Profit or loss from credit risk of financial liabilities designated at fair value		(8,954)		—
Net loss on overlay adjustment		(7,146)		—

	~~W~~	177,806	~~W~~	537,668

26.4 Retained Earnings

Details of retained earnings as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Legal reserves[1]	~~W~~	390,216	~~W~~	334,873
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		15,910,225		13,727,331

	~~W~~	17,282,441	~~W~~	15,044,204

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,130,765	~~W~~	3,148,332
Non-controlling interests		1,354		2,536

	~~W~~	3,132,119	~~W~~	3,150,868

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The adjustments to the regulatory reserve for credit losses for the year ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won, except earnings per share)	2018		2017
Provision of regulatory reserve for credit losses[1]	~~W~~	355,363	~~W~~	385,064
Adjusted profit after provision of regulatory reserve for credit losses[2]		2,705,828		2,926,374
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		6,824		7,339
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		6,785		7,297

[1]

The amount expected to be appropriated is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

26.5 Treasury Shares

Changes in treasury shares outstanding for the years ended December 31, 2018 and 2017, are as follows:

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		3,486,286		—		22,560,240
Carrying amount[1]	~~W~~	755,973	~~W~~	212,576	~~W~~	—	~~W~~	968,549

[1]

For the year ended December 31, 2018, the treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd., which had been signed in 2017, was terminated. In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2018.

(In number of shares and millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,826,100		3,761,823		(4,513,969)		19,073,954
Carrying amount[1]	~~W~~	721,973	~~W~~	202,051	~~W~~	(168,051)	~~W~~	755,973

[1]

For the year ended December 31, 2017, the treasury stock trust agreement of ~~W~~800,000 million with Samsung Securities Co., Ltd., which had been signed in previous year, was terminated. In order to increase shareholder value, the Group entered into another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Interest income
Due from financial institutions at fair value through profit or loss	~~W~~	9,236
Securities measured at fair value through profit or loss		713,058
Loans measured at fair value through profit or loss		26,066
Securities measured at fair value through other comprehensive income		718,327
Loans measured at fair value through other comprehensive income		2,373
Deposits at amortized cost		109,155
Equity instruments at amortized cost		604,709
Loans at amortized cost		11,431,359
Other		120,286

		13,734,569

Interest expenses
Deposits		3,041,739
Debts		544,562
Debentures		1,148,729
Other		94,611

		4,829,641

Net interest income	~~W~~	8,904,928

(In millions of Korean won)	2017 [1]
Interest income
Due from financial institutions	~~W~~	127,434
Financial assets at fair value through profit or loss		536,605
Loans		9,990,792
Financial investments
Available-for-sale financial assets		678,716
Held-to-maturity financial assets		480,595
Other		104,915

		11,919,057

Interest expenses
Deposits		2,345,885
Debts		367,587
Debentures		880,709
Other		78,262

		3,672,443

Net interest income	~~W~~	8,246,614

[1]	Regarding reclassification of interest income following the change in accounting policy, interest income for 2017 has been restated.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Interest income recognized on impaired loans is ~~W~~ 48,974 million and ~~W~~ 54,235 million for the years ended December 31, 2018 and 2017, respectively.

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Fee and commission income
Banking activity fees	~~W~~	208,443	~~W~~	188,405
Lending activity fees		74,340		74,858
Credit & Debit card related fees and commissions[1]		1,360,515		1,847,743
Agent activity fees		149,585		152,028
Trust and other fiduciary fees		363,767		353,903
Fund management related fees		132,657		132,889
Guarantee fees		44,104		49,546
Foreign currency related fees		124,201		106,038
Commissions from transfer agent services		167,071		195,556
Other business account commission on consignment		36,947		33,793
Commissions received on securities business		518,309		450,199
Lease fees		246,537		144,221
Others		291,244		259,071

		3,717,720		3,988,250

Fee and commission expense
Trading activity related fees[2]		31,889		29,547
Lending activity fees		25,734		23,253
Credit & Debit card related fees and commissions[1]		907,831		1,482,221
Outsourcing related fees		164,594		127,542
Foreign currency related fees		43,053		27,394
Others		301,243		248,269

		1,474,344		1,938,226

Net fee and commission income	~~W~~	2,243,376	~~W~~	2,050,024

[1]

In accordance with Korean IFRS 1115, the amount of ~~W~~ 743,238 related to the services provided to the members is deducted from the income and expenses related credit and debit card for the year ended December 31, 2018.

[2]	The fees from financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	1,544,892
Equity securities		571,404

		2,116,296

Derivatives held for trading
Interest rate		2,328,576
Currency		3,764,985
Stock or stock index		1,383,446
Credit		38,461
Commodity		8,285
Other		92,947

		7,616,700

Financial liabilities at fair value through profit or loss		72,410

Other financial instruments		22

	~~W~~	9,805,428

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	850,129
Equity securities		475,968

		1,326,097

Derivatives held for trading
Interest rate		2,610,305
Currency		3,499,356
Stock or stock index		1,626,007
Credit		36,747
Commodity		10,456
Other		117,741

		7,900,612

Financial liabilities at fair value through profit or loss		134,287

Other financial instruments		60

		9,361,056

Net gains or losses on financial instruments held for trading	~~W~~	444,372

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017 [1]
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	191,243
Equity securities		546,169

		737,412

Derivatives held for trading
Interest rate		1,753,449
Currency		5,777,818
Stock or stock index		2,094,667
Credit		76,700
Commodity		17,278
Other		23,397

		9,743,309

Financial liabilities held for trading		29,726

Other financial instruments		109

	~~W~~	10,510,556

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	315,506
Equity securities		353,864

		669,370

Derivatives held for trading
Interest rate		1,625,541
Currency		5,661,323
Stock or stock index		1,445,714
Credit		76,483
Commodity		8,481
Other		20,053

		8,837,595

Financial liabilities held for trading		58,267

Other financial instruments		117

		9,565,349

Net gains or losses on financial instruments held for trading	~~W~~	945,207

[1]	Regarding reclassification of interest income following the change of accounting policy, gains related to financial instruments held for trading for 2017 has been restated.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

29.2	Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017 [1]
Revenue from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	—	~~W~~	128,673
Financial liabilities designated at fair value through profit or loss		667,508		474,736

		667,508		603,409

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		—		78,113
Financial liabilities designated at fair value through profit or loss		760,577		1,266,779

		760,577		1,344,892

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(93,069)	~~W~~	(741,483)

[1]	Regarding reclassification of interest income following the change of accounting policy, gains related to financial instruments held for trading for 2017 has been restated.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Other operating income
Revenue related to financial assets mandatorily measured at fair value through other comprehensive income
Gain on redemption of financial assets mandatorily measured at fair value through other comprehensive income	~~W~~	259
Gain on sale of financial assets mandatorily measured at fair value through other comprehensive income		134,875

		135,134

Financial assets at amortized cost
Gain on sale of loans at amortized cost		46,877

		46,877

Gain on foreign exchange transactions		1,600,161
Dividend income		83,930
Others		260,709

		2,126,811

Other operating expenses
Expense on redemption of financial assets mandatorily measured at fair value through other comprehensive income
Losses on redemption of financial assets mandatorily measured at fair value through other comprehensive income		17
Losses on sale of financial assets mandatorily measured at fair value through other comprehensive income		35,864

		35,881

Financial assets at amortized cost
Loss on sale of loans at amortized cost		9,006

		9,006

Loss on foreign exchanges transactions		1,539,837
Others		1,672,123

		3,256,847

Net other operating expenses	~~W~~	(1,130,036)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	884
Gain on sale of available-for-sale financial assets		113,001
		113,885

Revenue related to held-to-maturity financial assets Gain on redemption of held-to-maturity financial assets		374

		374

Gain on foreign exchange transactions		2,520,168
Dividend income		276,829
Others		325,745

		3,237,001

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		1,403
Loss on sale of available-for-sale financial assets		174,543
Impairment on available-for-sale financial assets		47,917

		223,863

Loss on foreign exchanges transactions		2,472,657
Others		1,442,371

		4,138,891

Net other operating expenses	~~W~~	(901,890)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	2,512,945	~~W~~	2,465,132
Salaries and short-term employee benefits—others		870,356		822,536
Post-employment benefits—defined benefit plans		217,085		231,704
Post-employment benefits—defined contribution plans		21,056		15,046
Termination benefits		242,010		160,798
Share-based payments		10,930		73,370

		3,874,382		3,768,586

Depreciation and amortization		408,771		370,378

Other general and administrative expenses
Rental expense		361,344		320,920
Tax and dues		214,683		195,965

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Communication		46,661		44,516
Electricity and utilities		28,823		31,158
Publication		16,018		17,383
Repairs and maintenance		22,432		20,524
Vehicle		12,495		11,587
Travel		19,393		17,407
Training		30,310		26,664
Service fees		210,081		179,311
Electronic data processing expenses		189,007		172,007
Advertising		217,244		199,676
Others		266,868		252,582

		1,635,359		1,489,700

	~~W~~	5,918,512	~~W~~	5,628,664

31.2 Share-based Payments

31.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of December 31, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 17	Jan. 01, 2017	16,579	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)3, Achievement of targets on the basis of non-market performance (50~70%)[4]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market performance (35%)[3], Achievement of targets on the basis of non-market performance (65%)[5]
Series 20	Jan. 01, 2018	35,330	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Deferred grant	2012	5,415	Satisfied in 2012
Deferred grant	2013	588	Satisfied in 2013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Deferred grant	2015	15,154	Satisfied in 2015
Deferred grant	2016	14,538	Satisfied in 2016
Deferred grant	2017	73,473	Satisfied in 2017

Kookmin Bank		215,411

Series 69	Jan. 01, 2017	173,030	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 71	Aug. 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 72	Aug. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 74	Jan. 01, 2018	190,536	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Deferred grant	2015	33,050	Satisfied
Deferred grant	2016	110,967	Satisfied
Deferred grant	2017	139,697	Satisfied

		685,039

Other subsidiaries
Stock granted in 2010	—	206	Services fulfillment, Achievement of targets on the basis of market performance (10~50%), Achievement of targets on the basis of non-market performance (50~90%)
Stock granted in 2011	—	382
Stock granted in 2012	—	1,540
Stock granted in 2013	—	2,093
Stock granted in 2014	—	1,885
Stock granted in 2015	—	11,533
Stock granted in 2016	—	122,494
Stock granted in 2017	—	297,384
Stock granted in 2018	—	147,034

		584,551

		1,485,001

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return) : ((fair value at contract end date - fair value at contract commencement date) + (total dividend paid for the period)) / fair value at contract commencement date

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Accomplishment of Non-Banking performance

Details of stock grants linked to short-term performance as of December 31, 2018, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	474	Satisfied
Stock granted in 2015	Jan. 01, 2015	13,516	Satisfied
Stock granted in 2016	Jan. 01, 2016	16,526	Satisfied
Stock granted in 2017	Jan. 01, 2017	16,855	Satisfied
Stock granted in 2018	Jan. 01, 2018	23,216	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	58,366	Satisfied
Stock granted in 2016	Jan. 01, 2016	83,794	Satisfied
Stock granted in 2017	Jan. 01, 2017	80,331	Satisfied
Stock granted in 2018	Jan. 01, 2018	109,871	Proportional to service period
Other subsidiaries
Stock granted in 2015	—	67,912	Satisfied
Stock granted in 2016	—	149,326	Satisfied
Stock granted in 2017	—	335,401	Satisfied
Stock granted in 2018	—	286,707	Proportional to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2018, are as follows:

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 17	1.75	40,224~47,153	40,224~47,153
Series 18	1.75	41,473~45,236	41,473~45,236
Series 19	1.75	36,941~40,362	40,368~44,107
Series 20	1.75	39,641~44,580	40,224~45,236
Deferred grant in 2012	1.75	—	34,180~40,662
Deferred grant in 2013	1.75	—	31,245~38,404
Deferred grant in 2015	1.75	—	39,077~47,153
Deferred grant in 2016	1.75	—	40,224~47,153
Deferred grant in 2017	1.75	—	41,473~47,153
(Kookmin Bank)
Series 69	1.75	40,224~47,153	40,224~47,153
Series 71	1.75	41,473~45,236	41,473~45,236
Series 72	1.75	41,473~45,236	41,473~45,236
Series 73	1.75	41,614~45,382	41,614~45,382
Series 74	1.75	38,510~44,580	39,077~45,236
Grant deferred in 2015	1.75	—	42,682~47,153
Grant deferred in 2016	1.75	—	40,224~47,153
Grant deferred in 2017	1.75	—	41,473~47,153
(Other subsidiaries)
Share granted in 2010	1.75	—	43,965~47,153
Share granted in 2011	1.75	—	43,965~47,153
Share granted in 2012	1.75	—	43,965~47,153
Share granted in 2013	1.75	—	43,965~47,153
Share granted in 2014	1.75	—	43,965~47,153
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	42,682~47,153	40,224~47,153
Share granted in 2017	1.75	39,077~47,153	39,077~47,153
Share granted in 2018	1.75	36,769~44,580	37,840~46,317
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	1.75	—	40,662
Share granted in 2011	1.75	—	38,111~40,662
Share granted in 2012	1.75	—	34,180~40,662
Share granted in 2013	1.75	—	31,245~37,881
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	—	37,840~47,153
Share granted in 2017	1.75	—	40,224~47,153
Share granted in 2018	1.75	—	40,224~47,153
(Kookmin Bank)
Share granted in 2015	1.75	—	40,224~47,153
Share granted in 2016	1.75	—	39,077~47,153
Share granted in 2017	1.75	—	39,077~47,153
Share granted in 2018	1.75	—	39,077~45,236

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(Other subsidiaries)
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	—	37,840~47,153
Share granted in 2017	1.75	—	37,840~47,153
Share granted in 2018	1.75	—	37,840~64,683

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value.

As of December 31, 2018 and 2017, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 111,058 million and ~~W~~ 133,496 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 10,930 million and ~~W~~ 73,370 million were incurred during the years ended 2018 and 2017, respectively.

Details of Mileage stock as of December 31, 2018, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~0.06	12,334
	Apr. 29, 2016	60	0.00~0.33	21
	July 07, 2016	280	0.00~0.52	62
	July 18, 2016	767	0.00~0.55	—
	Aug. 03, 2016	107	0.00~0.59	38
	Aug. 17, 2016	51	0.00~0.63	23
	Aug. 30, 2016	256	0.00~0.66	168
	Sept. 06, 2016	206	0.00~0.68	103
	Oct. 07, 2016	105	0.00~0.77	69
	Nov. 01, 2016	118	0.00~0.84	24
	Dec. 07, 2016	211	0.00~0.93	96
	Dec. 08, 2016	43	0.00~0.94	32
	Dec. 15, 2016	12	0.00~0.96	12
	Dec. 20, 2016	309	0.00~0.97	169
	Dec. 28, 2016	76	0.00~0.99	40
	Dec. 30, 2016	210	0.00~1.00	79
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~1.02	13,198
	Feb. 03, 2017	43	0.00~1.09	28
	Apr. 03, 2017	82	0.00~1.25	61
	May 22, 2017	20	0.00~1.39	20
	July 03, 2017	52	0.00~1.50	52
	Aug. 07, 2017	29	0.00~1.60	19
	Aug. 08, 2017	5	0.00~1.60	2
	Aug. 16, 2017	204	0.00~1.62	166
	Aug. 17, 2017	40	0.00~1.63	32
	Aug. 24, 2017	387	0.00~1.65	323
	Sep. 08, 2017	82	0.00~1.69	73
	Oct. 20, 2017	9	0.00~1.80	—
	Nov. 01, 2017	120	0.00~1.84	103
	Nov. 06, 2017	106	0.00~1.85	106
	Dec. 06, 2017	105	0.00~1.93	91
	Dec. 26, 2017	254	0.00~1.99	215
	Dec. 29, 2017	114	0.00~1.99	98

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Stock granted in 2018	Jan. 10, 2018	19,197	0.00~2.03	18,663
	Feb. 12, 2018	9	0.00~2.12	9
	Apr. 02, 2018	115	0.00~2.25	115
	Apr. 30, 2018	86	0.00~2.33	86
	May 08, 2018	170	0.00~2.35	166
	June 01, 2018	140	0.00~2.42	140
	July 02, 2018	180	0.00~2.50	180
	Aug. 07, 2018	194	0.00~2.60	194
	Aug. 09, 2018	47	0.00~2.61	47
	Aug. 14, 2018	30	0.00~2.62	30
	Aug. 16, 2018	130	0.00~2.62	130
	Sep. 07, 2018	106	0.00~2.68	106
	Oct. 04, 2018	129	0.00~2.76	129
	Nov. 01, 2018	258	0.00~2.84	258
	Nov. 06, 2018	236	0.00~2.85	236
	Dec. 04, 2018	21	0.00~2.93	21
	Dec. 07, 2018	91	0.00~2.93	91
	Dec. 03, 2018	132	0.00~2.92	132
	Dec. 12, 2018	64	0.00~2.95	64
	Dec. 18, 2018	271	0.00~2.96	271
	Dec. 19, 2018	42	0.00~2.97	42
	Dec. 31, 2018	127	0.00~3.00	127

		88,992		49,094

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of December 31, 2018. These shares may be vested immediately at grant date.

As of December 31, 2018 and 2017, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,283 million and ~~W~~ 2,973 million, respectively, and the compensation costs amounting to ~~W~~ 1,350 million and ~~W~~ 2,378 million were incurred during the year ended December 31, 2018 and 2017, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other non-operating income
Gain on disposal of property and equipment	~~W~~	34,238	~~W~~	10,867
Rent received		55,321		32,254
Gain on bargain purchase		—		122,986
Gain on sales of disposal group held for sale		118,716		22,371
Others		37,122		72,248

		245,397		260,726

Other non-operating expenses
Loss on disposal of property and equipment		6,131		2,500
Donation		130,249		54,419
Restoration cost		4,386		3,465
Management cost for special bonds		3,338		3,279
Loss on sales of disposal group held for sale		—		45,764
Impairment loss on disposition of disposal group held for sale		—		7,198
Impairment loss for goodwill		—		1,202
Others		91,502		104,023

		235,606		221,850

Net other non-operating income	~~W~~	9,791	~~W~~	38,876

33. Income Tax Expense

Income tax expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Tax payable
Current tax expense	~~W~~	1,096,600	~~W~~	700,597
Adjustments recognized in the period for current tax of prior years		22,925		(39,445)

		1,119,525		661,152

Changes in deferred income tax liabilities (assets)		114,345		212,195

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		52,377		(7,240)
Exchange difference in foreign operation		(13,087)		25,674
Change in value of available-for-sale financial assets		—		(84,781)
Change in value of held-to-maturity financial assets		—		(3,789)
OCI related with financial assets at fair value through profit or loss		(33,329)		—
OCI related with investments in associates and joint ventures		1,374		20,975
Cash flow hedges		400		(4,368)
Hedges of a net investment in a foreign operation		10,292		(8,186)
OCI related with assets held for sale		—		(21,498)
OCI related with separate account assets		(10,864)		4,829
Profit or loss related with credit risk change of financial liabilities designated at fair value through profit or loss		(563)		—
Net gains on overlay adjustment		(884)		—

		5,716		(78,384)

Others		—		—

Tax expense	~~W~~	1,239,586	~~W~~	794,963

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the expected rate has been applied for the deferred tax assets and liabilities that are expected to be utilized in periods after 2018. Amended income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5%.

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2018 and 2017, follows:

(In millions of Korean won)	2018			2017
	Tax rate (%)	Amount		Tax rate (%)	Amount
Net profit before income tax		~~W~~	4,301,532		~~W~~	4,138,424

Tax at the applicable tax rate[1]	27.26		1,172,559	24.19		1,001,037
Non-taxable income	(0.28)		(11,888)	(5.02)		(207,777)
Non-deductible expense	0.64		27,551	0.26		10,706
Tax credit and tax exemption	(0.01)		(637)	(0.04)		(1,658)
Temporary difference for which no deferred tax is recognized	0.29		12,260	(0.16)		(6,484)
Deferred tax relating to changes in recognition and measurement	(0.06)		(2,692)	(0.12)		(4,894)
Income tax refund for tax of prior years	(0.19)		(8,135)	(0.12)		(4,854)
Income tax expense of overseas branch	0.09		3,882	0.04		1,549
Effects from change in tax rate	(0.03)		(1,470)	0.42		17,367
Others	1.12		48,156	(0.24)		(10,029)

Average effective tax rate and tax expense	28.82	~~W~~	1,239,586	19.21	~~W~~	794,963

[1]

Applicable income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for ~~W~~ 20 billion to 300 billion is 24.2% and for over 300 billion is 27.5% as of December 31, 2018 and for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22% and for over ~~W~~ 20 billion is 24.2% as of December 31, 2017.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2018 and 2017 were ~~W~~ 766,728 million (~~W~~ 1,920 per share) and ~~W~~ 497,969 million (~~W~~ 1,250 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2018 of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 759,736 is to be proposed at the annual general meeting on March 27, 2019. The Group’s financial statements as of December 31, 2018, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

35. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Replaced by retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	(190,393)	~~W~~	—	~~W~~	—	~~W~~	52,377	~~W~~	(234,401)
Exchange differences on translating foreign operations		(54,700)		46,946		15,057		—		(13,087)		(5,784)
Other comprehensive income related with financial assets at fair value through profit or loss		362,681		134,198		8,521		(21,377)		(33,329)		450,694
Other comprehensive income related with investments in associates and joint ventures		(644)		(5,107)		—		—		1,374		(4,377)
Cash flow hedges		14,887		(24,672)		15,234		—		400		5,849
Hedges of a net investment in a foreign operation		(5,958)		(25,096)		(12,330)		—		10,292		(33,092)
Other comprehensive income related with separate account assets		(13,692)		35,826		3,747		—		(10,864)		15,017
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		2,047		—		—		(563)		(8,954)
Net gains/(losses) on overlay adjustment		(7,559)		24,458		(23,161)		—		(884)		(7,146)

	~~W~~	188,192	~~W~~	(1,793)	~~W~~	7,068	~~W~~	(21,377)	~~W~~	5,716	~~W~~	177,806

[1]	Prepared in accordance with Korean IFRS 1109

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	29,925	~~W~~	—	~~W~~	(7,240)	~~W~~	—	~~W~~	—	~~W~~	1,985	~~W~~	(96,385)
Exchange differences on translating foreign operations		53,138		(135,401)		—		25,674		—		—		—		(56,589)
Change in the fair value of available-for-sale financial assets		601,620		200,700		(22,357)		(84,781)		—		—		(861)		694,321
Change in value of held-to-maturity financial assets		6,447		(2,868)		132		(3,789)		—		—		—		(78)
Shares of other comprehensive income of associates and joint ventures		(96,174)		2,288		10,135		20,975		(3,492)		67,337		—		1,069
Cash flow hedges		(6,075)		(100,816)		126,239		(4,368)		—		—		—		14,980
Hedges of net investments in foreign operations		(32,572)		34,800		—		(8,186)		—		—		—		(5,958)
Other comprehensive income of separate account		—		(97,001)		78,480		4,829		—		—		—		(13,692)
Other comprehensive income of disposal group held for sale		—		—		(861)		—		1,985		—		(1,124)		—
Other comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

	~~W~~	405,329	~~W~~	(68,373)	~~W~~	280,603	~~W~~	(78,384)	~~W~~	(1,507)	~~W~~	—	~~W~~	—	~~W~~	537,668

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

36. Earnings per Share

36.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2018 and 2017.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2018	2017
Beginning	418,111,537	418,111,537
Treasury shares	(21,611,579)	(19,386,575)

Weighted average number of ordinary shares outstanding	396,499,958	398,724,962

Basic earnings per share:

(In Korean won and in number of shares)	2018		2017
Profit attributable to ordinary shares (D)	~~W~~	3,061,191,387,929	~~W~~	3,311,437,880,186
Weighted average number of ordinary shares outstanding (E)		396,499,958		398,724,962
Basic earnings per share (F = D / E)	~~W~~	7,721	~~W~~	8,305

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the years ended December 31, 2018 and 2017, are as follows:

(In Korean won)	2018		2017
Profit attributable to ordinary shares	~~W~~	3,061,191,387,929	~~W~~	3,311,437,880,186
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	3,061,191,387,929	~~W~~	3,311,437,880,186

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2018 and 2017, are as follows:

(In number of shares)	2018	2017
Weighted average number of ordinary shares outstanding	396,499,958	398,724,962
Adjustment
Stock grants	2,307,630	2,319,533
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,807,588	401,044,495

Diluted earnings per share for the years ended December 31, 2018 and 2017, are as follows:

(in Korean won and in number of shares)	2018		2017
Adjusted profit for diluted earnings per share	~~W~~	3,061,191,387,929	~~W~~	3,311,437,880,186
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,807,588		401,044,495
Diluted earnings per share	~~W~~	7,676	~~W~~	8,257

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred acquisition costs included in other assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Non-life insurance	~~W~~	547,831	~~W~~	267,602
Life insurance		119,293		130,393

	~~W~~	667,124	~~W~~	397,995

Changes in the deferred acquisition costs for the years ended December 31, 2018 and 2017, are as follows

	2018
(In millions of Korean won)	Beginning		Increase		Decrease		Ending
Non-life insurance	~~W~~	267,602	~~W~~	772,650	~~W~~	(492,421)	~~W~~	547,831
Life insurance		130,393		102,552		(113,652)		119,293

	~~W~~	397,995	~~W~~	875,202	~~W~~	(606,073)	~~W~~	667,124

	2017
(In millions of Korean won)	Beginning		Increase		Decrease		Ending
Non-life insurance	~~W~~	—	~~W~~	521,090	~~W~~	(253,488)	~~W~~	267,602
Life insurance		122,151		116,826		(108,584)		130,393

	~~W~~	122,151	~~W~~	637,916	~~W~~	(362,072)	~~W~~	397,995

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of reinsurance assets included in other assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	360,997	~~W~~	480,760
	Automobile insurance		18,057		13,320
	Long-term insurance		109,751		89,317
	Unearned premium reserve General insurance		171,240		178,586
	Automobile insurance		30,864		14,986

			690,909		776,969

Life insurance	Reserve for outstanding claims		1,912		1,410
	Unearned premium reserve		448		490

			2,360		1,900

Others	Reserve for outstanding claims		3,417		3,670
	Unearned premium reserve		983		1,075

			4,400		4,745

Total reinsurance assets			697,669		783,614
Allowance for impairment			1,916		629

Total reinsurance assets, net		~~W~~	695,753	~~W~~	782,985

The changes in reinsurance assets included in other assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
		Beginning		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	480,760	~~W~~	(119,763)	~~W~~	360,997
	Automobile insurance		13,320		4,737		18,057
	Long-term insurance		89,317		20,434		109,751
	Unearned premium reserve
	General insurance		178,586		(7,346)		171,240
	Automobile insurance		14,986		15,878		30,864

			776,969		(86,060)		690,909

Life insurance	Reserve for outstanding claims		1,410		502		1,912
	Unearned premium reserve		490		(42)		448

			1,900		460		2,360

Others	Reserve for outstanding claims		3,670		(253)		3,417
	Unearned premium reserve		1,075		(92)		983

			4,745		(345)		4,400

Total reinsurance assets			783,614		(85,945)		697,669
Allowance for impairment			629		1,287		1,916

Total reinsurance assets, net		~~W~~	782,985	~~W~~	(87,232)	~~W~~	695,753

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)		2017
		Beginning		Business combination		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	—	~~W~~	391,305	~~W~~	89,455	~~W~~	480,760
	Automobile insurance		—		15,943		(2,623)		13,320
	Long-term insurance		—		87,887		1,430		89,317
	Unearned premium reserve
	General insurance		—		218,479		(39,893)		178,586
	Automobile insurance		—		17,373		(2,387)		14,986
	Long-term insurance		—		2		(2)		—

			—		730,989		45,980		776,969

Life insurance	Reserve for outstanding claims		1,301		—		109		1,410
	Unearned premium reserve		473		—		17		490

			1,774				126		1,900

Others	Reserve for outstanding claims		3,041		—		629		3,670
	Unearned premium reserve		1,180		—		(105)		1,075

			4,221		—		524		4,745

Total reinsurance assets			5,995		730,989		46,630		783,614
Allowance for impairment			—		738		(109)		629

Total reinsurance assets, net		~~W~~	5,995	~~W~~	730,251	~~W~~	46,739	~~W~~	782,985

37.2 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Non-life Insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	22,333,503	~~W~~	7,214,765	~~W~~	—	~~W~~	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends on long-term insurance		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

	~~W~~	26,043,652	~~W~~	7,364,897	~~W~~	4,400	~~W~~	33,412,949

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	December 31, 2017
	Non-life Insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	20,697,290	~~W~~	7,278,112	~~W~~	—	~~W~~	27,975,402
Reserve for outstanding claims		2,148,923		78,423		3,670		2,231,016
Unearned premium reserve		1,392,211		1,511		1,075		1,394,797
Reserve for participating policyholders’ dividends on long-term insurance		94,005		29,150		—		123,155
Unallocated Divisible Surplus to Future Policyholders		24,304		6,264		—		30,568
Reserve for compensation for losses on dividend-paying insurance contracts		25,730		7,920		—		33,650
Guarantee reserve		—		12,687		—		12,687

	~~W~~	24,382,463	~~W~~	7,414,067	~~W~~	4,745	~~W~~	31,801,275

The changes in insurance liability as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018
		Beginning		Net increase (decrease) [2]		Ending
Non-life insurance	General insurance	~~W~~	1,194,260	~~W~~	(139,437)	~~W~~	1,054,823
	Automobile insurance		1,477,569		14,725		1,492,294
	Long-term insurance		21,598,125		1,788,154		23,386,279
	Long-term investment contract		112,509		(2,253)		110,256
Life insurance	Pure endowment insurance		5,249,627		(16,136)		5,233,491
	Death insurance		366,303		134,268		500,571
	Joint insurance		1,782,885		(161,425)		1,621,460
	Group insurance		1,069		(334)		735
	Other[1]		14,183		(5,543)		8,640
Others			4,745		(345)		4,400

Total		~~W~~	31,801,275	~~W~~	1,611,674	~~W~~	33,412,949

(In millions of Korean won)		2017
		Beginning		Business combination		Net increase (decrease) [2]		Ending
Non-life insurance	General insurance	~~W~~	—	~~W~~	1,161,058	~~W~~	33,202	~~W~~	1,194,260
	Automobile insurance		—		1,448,313		29,256		1,477,569
	Long-term insurance		—		20,166,857		1,431,268		21,598,125
	Long-term investment contract		—		113,210		(701)		112,509
Life insurance	Pure endowment insurance		5,150,946		—		98,681		5,249,627
	Death insurance		243,008		—		123,295		366,303
	Joint insurance		1,872,706		—		(89,821)		1,782,885
	Group insurance		2,147		—		(1,078)		1,069
	Other[1]		17,816		—		(3,633)		14,183
Others			4,221		—		524		4,745

Total		~~W~~	7,290,844	~~W~~	22,889,438	~~W~~	1,620,993	~~W~~	31,801,275

[1]	Including contractor’s profit dividend reserve and loss on dividend insurance reserve
[2]	Including currency translation effect and decrease in liability related to investment contract

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37.3 Liability adequacy test

37.3.1 Non-life insurance

(a)	Assumptions and basis for the insurance liability adequacy test as of December 31, 2018 and 2017, is as follows:

	Assumptions (%)		Basis
	2018	2017
Long-term insurance
Discount rate	2.64%~9.05%	1.63% ~ 9.12%	Applied regulator’s scenario requiring use of liquidity premium over risk-free rate
Expense ratio	6.43%	6.51%	Reflected the Parent Company’s future expense cost based on the most recent one-year data
Lapse ratio	1.50%~31.40%	1.30%~34.80%	Based on the most recent five year data
Mortality	9.0%~724.0%	12.0% ~633.0%	Rate of risk to the anticipated risk premium of the insurer for the most recent five years
General insurance
Expense ratio	10.42%	11.59%	Expense ratio divided by the most recent one year accrued insurance premium
Appraisal cost ratio	4.63%	4.73%	Appraisal cost divided by the most recent three year accrued insurance premium
Claim settlement ratio	63.77%	67.23%	Claim payment divided by the most recent five year accrued insurance premium
Automobile insurance
Expense ratio	10.11%	11.00%	Expense ratio divided by the most recent one year accrued insurance premium
Appraisal cost ratio	9.09%	9.33%	Appraisal cost divided by the most recent three year accrued insurance premium
Claim settlement ratio	77.51%	77.02%	Claim payment divided by the most recent five year accrued insurance premium

The results of liability adequacy test as of December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Recognized liabilities [1]		Estimated adequate liabilities		Shortfall (surplus)
Long-term insurance	~~W~~	18,419,316	~~W~~	8,032,060	~~W~~	(10,387,256)
General insurance		341,439		279,756		(61,683)
Automobile insurance		1,020,861		967,236		(53,625)

	~~W~~	19,781,616	~~W~~	9,279,052	~~W~~	(10,502,564)

	2017
(In millions of Korean won)	Recognized liabilities [1]		Estimated adequate liabilities		Shortfall (surplus)
Long-term insurance	~~W~~	16,975,710	~~W~~	9,463,170	~~W~~	(7,512,540)
General insurance		354,177		305,682		(48,495)
Automobile insurance		1,011,000		964,975		(46,025)

	~~W~~	18,340,887	~~W~~	10,733,827	~~W~~	(7,607,060)

[1]

Long-term insurance is for premium reserves and unrecognized premium reserves; the premium reserve is the amount deducted from the unearned premiums and insurance contract loans in accordance with Article 6-3 of the Insurance Supervisory Regulation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

As a result of adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.3.2 Life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2018 and 2017, are as follows:

	Assumptions(%)			Basis
	2018	2017	2016
Rate of surrender value	0~64.95	0.44~60.30	0.48~85.55	The ratio of cancelled premiums to premiums by product group, method of payment, channel, and elapsed period calculated based on the most recent five-year experience statistics
Rate of claim	8~122	6~118	6~140	The ratio of incidents by collateral, gender, elapsed period to the number of holding insurances based on the most recent seven-year experience statistics
Discount rate	(1.72)~13.06	(1.95)~14.31	(3.21)~14.53	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of December 31, 2018, 2017 and 2016, are as follows:

(In millions of Korean won)		2018
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,563	~~W~~	54,569	~~W~~	24,006
	Non-participating		133,137		87,657		(45,480)

Variable interest type	Participating		1,087,007		1,087,344		337
	Non-participating		5,538,893		5,081,544		(457,349)

Variable type			(31,481)		(122,731)		(91,250)

Total		~~W~~	6,758,119	~~W~~	6,188,383	~~W~~	(569,736)

(In millions of Korean won)		2017
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,702	~~W~~	51,387	~~W~~	20,685
	Non-participating		97,093		30,822		(66,271)

Variable interest type	Participating		1,136,444		1,115,755		(20,689)
	Non-participating		5,581,698		4,955,777		(625,921)

Variable type			(28,699)		(105,076)		(76,377)

Total		~~W~~	6,817,238	~~W~~	6,048,665	~~W~~	(768,573)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

		2016
(In millions of Korean won)		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	31,248		51,600	~~W~~	20,352
	Non-participating		60,860		(19,237)		(80,097)

Variable interest type	Participating		1,136,049		1,120,843		(15,206)
	Non-participating		5,514,847		5,159,996		(354,851)

Variable type			(29,025)		(85,349)		(56,324)

Total		~~W~~	6,713,979	~~W~~	6,227,853	~~W~~	(486,126)

As a result of adequacy test, the group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

37.4 Insurance Income and Expense

Insurance income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
Insurance income	Premium income	~~W~~	10,730,227	~~W~~	8,234,731
	Reinsurance income		873,053		564,894
	Reversal of policy reserves		344
	Separate account income		360,664		118,080
	Income of change in reinsurance assets		—		49,466
	Other insurance income		10,782		3,821

			11,975,070		8,970,992

Insurance expenses	Insurance claims paid		4,415,760		2,945,158
	Dividend expenses		9,400		6,233
	Refunds of surrender value		2,855,573		2,193,843
	Reinsurance expenses		947,560		652,910
	Provision of policy reserves		1,608,519		1,644,389
	Separate account expenses		276,412		65,773
	Insurance operating expenses		418,646		293,591
	Deferred acquisition costs		606,073		361,909
	Expenses of change in reinsurance assets		89,621		(126)
	Claim survey expenses paid		38,782		20,564
	Other insurance expenses		218,608		193,038

			11,484,954		8,377,282

Net insurance income(expenses)		~~W~~	490,116	~~W~~	593,710

37.5 Risk management of insurance

37.5.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making the Group unable to cover the actual claims payment in the future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and outlines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and various subsequent measures such as the adjustments in the interest rate and sales conditions, termination of selling specific product and others are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group aims at policy holders’ safety and its stable profit achievement. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

37.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior one year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2018 and 2017, as follows:

	2018
(In millions of Korean won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	943,770	~~W~~	91,440	~~W~~	(526,026)	~~W~~	509,184
Automobile		1,940,602		—		(63,720)		1,876,882
Long-term		2,285,378		—		(326,337)		1,959,041

	~~W~~	5,169,750	~~W~~	91,440	~~W~~	(916,083)	~~W~~	4,345,107

	2017
(In millions of Korean won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	906,603	~~W~~	84,056	~~W~~	(518,099)	~~W~~	472,560
Automobile		2,000,232		—		(34,579)		1,965,653
Long-term		2,020,782		—		(276,325)		1,744,457

	~~W~~	4,927,617	~~W~~	84,056	~~W~~	(829,003)	~~W~~	4,182,670

37.5.4 Concentration of Insurance risk

The Group is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. The Group’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover severe level of risk, although there is rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and the Group controls the risk through joint acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Loss development tables

The Group uses claim development of payments and the estimated ultimate claims for the years where the accident has occurred, in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Loss development tables as of December 31, 2018 and 2017, are as follows:

<2018>

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	127,903	~~W~~	144,915	~~W~~	146,430	~~W~~	146,533	~~W~~	146,508
2015.1.1 ~ 2015.12.31		125,170		145,637		148,165		151,594		—
2016.1.1 ~ 2016.12.31		145,618		168,119		171,506		—		—
2017.1.1 ~ 2017.12.31		168,409		201,100		—		—		—
2018.1.1 ~ 2018.12.31		201,014		—		—		—		—

		768,114		659,771		466,101		298,127		146,508

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		94,901		129,652		136,689		141,170		142,217
2015.1.1 ~ 2015.12.31		93,443		130,430		137,854		142,645		—
2016.1.1 ~ 2016.12.31		108,098		151,583		162,360		—		—
2017.1.1 ~ 2017.12.31		132,430		184,716		—		—		—
2018.1.1 ~ 2018.12.31		153,770		—		—		—		—

		582,642		596,381		436,903		283,815		142,217

Difference (A-B)	~~W~~	185,472	~~W~~	63,390	~~W~~	29,198	~~W~~	14,312	~~W~~	4,291

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2012.1.1 ~ 2012.12.31	~~W~~	1,117,650	~~W~~	1,146,779	~~W~~	1,155,529	~~W~~	1,162,075	~~W~~	1,164,774	~~W~~	1,166,470	~~W~~	1,165,352
2013.1.1 ~ 2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		1,179,514		—
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		—		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		—		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		—		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		—		—		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		—		—		—		—		—		—

		8,740,033		7,373,135		6,075,807		4,816,602		3,556,259		2,345,984		1,165,352

Gross cumulative claim payments(B)
2012.1.1 ~ 2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		1,160,769
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		—
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		—		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		—		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		—		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		—		—		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		—		—		—		—		—		—

		7,250,802		7,110,329		5,954,135		4,753,375		3,529,347		2,335,295		1,160,769

Difference (A-B)	~~W~~	1,489,231	~~W~~	262,806	~~W~~	121,672	~~W~~	63,227	~~W~~	26,912	~~W~~	10,689	~~W~~	4,583

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of ultimate claims (A)
2014.1.1 ~ 2014.12.31	~~W~~	789,087	~~W~~	1,083,048	~~W~~	1,114,821	~~W~~	1,119,206	~~W~~	1,122,192
2015.1.1 ~ 2015.12.31		885,476		1,219,393		1,256,051		1,266,881		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		—		—		—		—

		5,296,237		5,354,917		3,856,711		2,386,087		1,122,192

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		—		—		—		—

		5,049,139		5,295,097		3,830,358		2,376,869		1,119,531

Difference (A-B)	~~W~~	247,098	~~W~~	59,820	~~W~~	26,353	~~W~~	9,218	~~W~~	2,661

<2017>

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	170,587	~~W~~	203,250	~~W~~	208,100	~~W~~	207,329	~~W~~	206,450
2014.1.1 ~ 2014.12.31		127,903		144,915		146,430		146,533		—
2015.1.1 ~ 2015.12.31		125,170		145,637		148,165		—		—
2016.1.1 ~ 2016.12.31		145,618		168,127		—		—		—
2017.1.1 ~ 2017.12.31		168,409		—		—		—		—

		737,687		661,929		502,695		353,862		206,450

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		133,479		184,209		198,286		200,931		202,093
2014.1.1 ~ 2014.12.31		94,901		129,652		136,689		141,170		—
2015.1.1 ~ 2015.12.31		93,443		130,430		137,854		—		—
2016.1.1 ~ 2016.12.31		108,098		151,583		—		—		—
2017.1.1 ~ 2017.12.31		132,430		—		—		—		—

		562,351		595,874		472,829		342,101		202,093

Difference (A-B)	~~W~~	175,336	~~W~~	66,055	~~W~~	29,866	~~W~~	11,761	~~W~~	4,357

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2011.1.1 ~ 2011.12.31	~~W~~	1,088,801	~~W~~	1,105,501	~~W~~	1,115,281	~~W~~	1,119,872	~~W~~	1,122,637	~~W~~	1,124,045	~~W~~	1,125,203
2012.1.1 ~ 2012.12.31		1,117,650		1,146,779		1,155,529		1,162,075		1,164,774		1,166,470		—
2013.1.1 ~ 2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		—		—
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		—		—		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		—		—		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		—		—		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		—		—		—		—		—		—

		8,360,050		7,129,808		5,903,360		4,673,430		3,466,734		2,290,515		1,125,203

Gross cumulative claim payments(B)
2011.1.1 ~ 2011.12.31		929,491		1,066,885		1,093,589		1,109,202		1,117,381		1,119,765		1,120,687
2012.1.1 ~ 2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		—
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		—		—
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		—		—		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		—		—		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		—		—		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		—		—		—		—		—		—

		6,955,473		6,870,979		5,783,073		4,616,798		3,442,148		2,279,379		1,120,687

Difference (A-B)	~~W~~	1,404,577	~~W~~	258,829	~~W~~	120,287	~~W~~	56,632	~~W~~	24,586	~~W~~	11,136	~~W~~	4,516

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	709,602	~~W~~	965,587	~~W~~	997,607	~~W~~	1,003,646	~~W~~	1,006,025
2014.1.1 ~ 2014.12.31		789,087		1,083,048		1,114,821		1,119,206		—
2015.1.1 ~ 2015.12.31		885,476		1,219,393		1,256,051		—		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		—		—		—
2017.1.1 ~ 2017.12.31		1,184,224		—		—		—		—

		4,633,133		4,705,601		3,368,479		2,122,852		1,006,025

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		671,500		953,494		989,957		999,944		1,003,715
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		—
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		—		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		—		—		—
2017.1.1 ~ 2017.12.31		1,130,868		—		—		—		—

		4,401,026		4,649,364		3,342,900		2,114,285		1,003,715

Difference (A-B)	~~W~~	232,107	~~W~~	56,237	~~W~~	25,579	~~W~~	8,567	~~W~~	2,310

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37.5.5 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on discount rate, loss ratio and insurance operating expenses ratio which are considered to have significant influence on future cash flow, timing and uncertainty. According to result of sensitivity analysis there is no material influence on the equity and net profit before tax.

(In millions of Korean won)
	Assumption	2018
	change	Effect on LAT
Surrenders and termination rates	+10%	~~W~~	440,697
	-10%		(481,587)
Loss ratio	+10%		4,235,661
	-10%		(4,235,661)
Insurance operating expenses ratio	+10%		332,885
	-10%		(332,885)
Discount rate	+0.5%		(1,297,557)
	-0.5%		1,608,051

(In millions of Korean won)
	Assumption	2017
	change	Effect on LAT
Surrenders and termination rates	+10%	~~W~~	363,663
	-10%		(399,768)
Loss ratio	+10%		3,365,242
	-10%		(3,365,242)
Insurance operating expenses ratio	+10%		293,299
	-10%		(293,299)
Discount rate	+0.5%		(1,254,409)
	-0.5%		1,490,817

37.5.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. The Group manages payment of refunds payable at maturity by analyzing maturity of insurance.

Premium reserve’s maturity structure as of December 31, 2018 and 2017, as follows:

	2018[1]
(In millions of Korean won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	27,477	~~W~~	301,842	~~W~~	94,503	~~W~~	41,129	~~W~~	95,851	~~W~~	560,802
Linked		419,874		2,774,991		2,169,861		726,859		11,900,385		17,991,970

		447,351		3,076,833		2,264,364		767,988		11,996,236		18,552,772

Annuity
Non-linked		5		251		2,279		3,736		1,327		7,598
Linked		200		58,182		339,662		1,176,168		2,194,381		3,768,593

		205		58,433		341,941		1,179,904		2,195,708		3,776,191

Asset-linked
Linked		—		27,480		—		—		—		27,480
Total
Non-linked		27,482		302,093		96,782		44,865		97,178		568,400
Linked		420,074		2,860,653		2,509,523		1,903,027		14,094,766		21,788,043

	~~W~~	447,556	~~W~~	3,162,746	~~W~~	2,606,305	~~W~~	1,947,892	~~W~~	14,191,944	~~W~~	22,356,443

[1]	Includes long-term investment contract amounting to ~~W~~110,255 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017[1]
(In millions of Korean won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	26,239	~~W~~	297,196	~~W~~	117,610	~~W~~	40,229	~~W~~	94,477	~~W~~	575,751
Linked		458,340		2,723,485		2,135,336		926,591		10,269,931		16,513,683

		484,579		3,020,681		2,252,946		966,820		10,364,408		17,089,434

Annuity
Non-linked		19		92		2,117		3,956		1,401		7,585
Linked		153		46,987		307,455		1,089,983		2,141,589		3,586,167

		172		47,079		309,572		1,093,939		2,142,990		3,593,752

Asset-linked
Linked		—		27,499		—		—		—		27,499
Total
Non-linked		26,258		297,288		119,727		44,185		95,878		583,336
Linked		458,493		2,797,971		2,442,791		2,016,574		12,411,520		20,127,349

	~~W~~	484,751	~~W~~	3,095,259	~~W~~	2,562,518	~~W~~	2,060,759	~~W~~	12,507,398	~~W~~	20,710,685

[1]	Includes long-term investment contract amounting to ~~W~~112,510 million.

37.5.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, only the insurers rated above BBB- of S&P rating are accepted for the insurance contracts.

As of December 31, 2018, there are 155 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	70.21%	AA
SWISSRE	4.34%	AAA
HDIgerling	2.85%	AA+

Exposures to credit risk related to reinsurance as of December 31, 2018 and 2017 as follows:

(In millions of Korean won)	2018		2017
Reinsurance assets[1]	~~W~~	688,993	~~W~~	776,340
Net receivables from reinsurers[2]		398,575		237,750

	~~W~~	1,087,568	~~W~~	1,014,090

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts of each reinsurance company that reinsurance accounts receivable and reinsurance accounts are offset and after allowance for loan losses

37.5.8 Interest risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2018 and 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

i) Exposure to interest rate risk

(In millions of Korean won)	2018
Liabilities
Fixed interest rate	~~W~~	560,471
Variable interest rate		20,332,094

		20,892,565

Assets
Due from financial institutions at amortized cost ans cash		100,701
Financial assets at fair value through profit or loss		4,257,959
Financial assets at fair value through other comprehensive income		2,691,744
Financial assets at amortized cost		7,718,337
Loans at amortized cost		6,877,139

	~~W~~	21,645,880

(In millions of Korean won)	2017
Liabilities
Fixed interest rate	~~W~~	582,345
Variable interest rate		18,548,946

		19,131,291

Assets
Due from banks		167,312
Financial assets at fair value through profit or loss		325,844
Available-for-sale financial assets		6,066,290
Held-to-maturity financial assets		6,501,529
Loans		6,338,470

	~~W~~	19,339,445

ii) Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

iii) Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall when interest rates fall, value and duration of assets and liabilities increase. Where duration of assets is shorter than that of liabilities with the interest rates fall, the interest risk is increased since the incremental portion of liabilities exceeds that of assets.

iv) Negative spread risk control

In order to manage the reverse margins risk between interest expenses from liabilities and investment incomes on assets, the Group set the disclosure rate every month considering the market interest rate and the managing portfolio’s profit ratio.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37.6 Risk management of life insurance

37.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

The Group measures only insurance price risk under RBC requirement because life insurance claim payout is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment

37.6.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

The Group’s reinsurance is ceded through the following process:

i.

In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

37.6.3 The characteristic and exposure of insurance price risk

The exposure of insurance price risk is measured by the risk premium for all insurance contracts held for one year prior to the calculation date. The premium for risk retention is calculated by adding direct insurance premium and reinsurance assumed premium, and deducting reinsurance ceded premium (which is paid to reinsurance companies). If the holding risk premium is less than zero, the exposure of the insurance price is measured as zero.

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The maximum exposures to insurance price risk as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	13,264	~~W~~	6,758
Disability		858		296
Hospitalization		1,287		358
Operation and diagnosis		3,936		1,031
Actual losses for medical expense		1,059		85
Others		1,019		96

	~~W~~	21,423	~~W~~	8,624

(In millions of Korean won)	2017
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	14,356	~~W~~	10,279
Disability		1,331		899
Hospitalization		1,233		747
Operation and diagnosis		3,326		1,977
Actual losses for medical expense		817		403
Others		753		376

	~~W~~	21,816	~~W~~	14,681

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2018 and 2017, were 67.6% and 65.9%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)

	2018				2017
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
Variable annuity	~~W~~	359,617	~~W~~	2,688	~~W~~	461,309	~~W~~	3,485
Variable universal		84,783		4,129		97,893		3,572
Variable saving		542,035		396		429,985		316

	~~W~~	986,435	~~W~~	7,213	~~W~~	989,187	~~W~~	7,373

[1]	Excluding the amount of the lapsed reserve

37.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For interest sensitive insurance, credit rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and return rate of asset management according to Article 6-12 of the Regulation on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate as required by the Regulation on Supervision of Insurance Business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37.6.5 Premium reserves and unearned premium reserves residual maturity

Premium reserve’s maturity structure as of December 31, 2018 and 2017, as follows:

(In millions of Korean won)

	2018
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	984,201	~~W~~	530,322	~~W~~	777,690	~~W~~	575,712	~~W~~	341,112	~~W~~	4,005,728	~~W~~	7,214,765

(In millions of Korean won)
	2017
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	971,517	~~W~~	660,139	~~W~~	829,157	~~W~~	591,689	~~W~~	333,031	~~W~~	3,892,579	~~W~~	7,278,112

37.7 The Overlay Approach

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of December 31, 2018, are as follows:

(In millions of Korean won)	2018
Financial assets designated at fair value through profit or loss
Cash and due from financial institutions	~~W~~	172,777
Debt securities		7,044,081
Equity securities		81,949

	~~W~~	7,298,807

Changes of net losses on overlay adjustment for the year ended December 31, 2018, are as follows:

(In millions of Korean won)	Net losses on overlay adjustment[2]
Beginning[1]	~~W~~	(7,559)
Recognition due to acquisition		17,205
Reclassification to profit or loss due to disposal		(16,792)
Recognition of OCI from profit or loss due to re-designation		—
Recognition of profit or loss from OCI due to de-designation		—

Ending	~~W~~	(7,146)

[1]	Calculated based on Korean IFRS 1109
[2]	Amounts are net of tax

38. Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2018 and 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018				2017
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	~~W~~	4,259,441	~~W~~	127,994	~~W~~	4,148,600	~~W~~	110,487
Unconsolidated		47,644,193		1,609,587		43,256,371		2,590,728

	~~W~~	51,903,634	~~W~~	1,737,581	~~W~~	47,404,971	~~W~~	2,701,215

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Revenues
Fees and commissions from trust accounts	~~W~~	496,424	~~W~~	486,792
Interest income from loans on trust accounts		5,586		1,447
Commissions from early termination in trust accounts		88		92

	~~W~~	502,098	~~W~~	488,331

Expenses
Interest expenses due to trust accounts	~~W~~	61,454	~~W~~	43,944

Receivables
Accrued trust fees	~~W~~	72,085	~~W~~	65,076
Due from trust accounts		109,357		37,973

	~~W~~	181,442	~~W~~	103,049

Payables
Due to trust accounts	~~W~~	5,285,108	~~W~~	5,018,031
Accrued interest on due to trust accounts		10,547		7,632

	~~W~~	5,295,655	~~W~~	5,025,663

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Cash	~~W~~	2,186,035	~~W~~	2,167,911
Checks with other banks		872,166		430,253
Due from Bank of Korea		9,098,891		8,981,665
Due from other financial institutions		8,117,398		8,237,996

		20,274,490		19,817,825

Due from financial institutions at fair value through profit or loss		381,718		—

		20,656,208		19,817,825

Restricted cash from financial institutions		(12,347,627)		(10,613,089)
Due from financial institutions with original maturities over three months		(1,665,765)		(799,838)

		(14,013,392)		(11,412,927)

	~~W~~	6,642,816	~~W~~	8,404,898

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant non-cash transactions for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Decrease in loans due to the write-offs	~~W~~	1,079,435	~~W~~	1,033,056
Changes in accumulated other comprehensive income due to valuation of financial investments		—		89,117
Changes in accumulated other comprehensive income due to valuation of financial investments at fair value through other comprehensive income		119,182		—
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		(3,733)		100,735
Changes in shares of investment in associate due to KB Insurance Co., Ltd.’s inclusion of the consolidation scope		—		(1,417,397)
Changes in other payables due to treasury stock trust agreement, etc		6,678		18,802

Cash inflows and outflows from income tax, interests and dividends for the year ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Activity	2018		2017
Income tax paid	Operating	~~W~~	759,013	~~W~~	646,802
Interest received	Operating		12,346,795		11,243,363
Interest paid	Operating		4,069,935		3,444,715
Dividends received	Operating		222,670		229,289
Dividends paid	Financing		766,728		497,969

Changes in liabilities arising from financing activities

Changes in liabilities and assets that arising from financing activities for the year ended December 31, 2018 are as follows:

(In millions of Korean won)

	2018
					Non-cash changes
	Beginning		Net cash flows		Acquisition (Disposal)		Changes in foreign exchange rates		Changes in fair value		Business Combination		Other changes		Ending
Derivatives held for hedging[1]	~~W~~	(202,421)	~~W~~	15,044	~~W~~	—	~~W~~	—	~~W~~	195,426	~~W~~	—	~~W~~	—	~~W~~	8,049
Debts		28,820,928		4,216,014		—		178,543		—		(8,487)		(202,164)		33,004,834
Debentures		44,992,724		8,422,959		—		173,760		4,176		(355,800)		40,878		53,278,697
Other payables from trust accounts		5,018,031		267,077		—		—		—		—		—		5,285,108
Others		325,437		(185,894)		17,664		7,242		—		—		2,679		167,128

	~~W~~	78,954,699	~~W~~	12,735,200	~~W~~	17,664	~~W~~	359,545	~~W~~	199,602	~~W~~	(364,287)	~~W~~	(158,607)	~~W~~	91,743,816

1.	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The net cash outflow associated with the change of the subsidiaries for the year ended December 31, 2018 was ~~W~~188,140 million.

40. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	196,517	~~W~~	252,817
Other payment guarantees		597,636		530,272

		794,153		783,089

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		208,926		147,987
Letter of guarantees		53,210		60,853
Bid bond		51,528		46,984
Performance bond		604,311		563,506
Refund guarantees		592,925		778,779
Other payment guarantees in foreign currency		2,539,900		1,960,769

		4,050,800		3,558,878

Financial guarantees
Payment guarantees for mortgage		50,497		57,446
Overseas debt guarantees		311,796		285,576
International financing guarantees in foreign currencies		110,070		46,953

Other financing payment guarantees		270,000		270,029

		742,363		660,004

		5,587,316		5,001,971

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,745,340		2,250,542
Refund guarantees		686,843		384,959

		2,432,183		2,635,501

	~~W~~	8,019,499	~~W~~	7,637,472

Payment guarantees that are exposed to credit risk as of December 31, 2018, are as follows:

(In millions of Korean won)
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed payment guarantees
Grade 1	~~W~~	3,726,259	~~W~~	179	~~W~~	—	~~W~~	3,726,438
Grade 2		1,571,258		29,034		—		1,600,292
Grade 3		84,251		13,585		—		97,836
Grade 4		30,443		117,166		420		148,029
Grade 5		—		171		14,550		14,721

		5,412,211		160,135		14,970		5,587,316

Unconfirmed acceptances and guarantees
Grade 1		1,102,478		1,747		—		1,104,225
Grade 2		1,180,137		17,795		—		1,197,932
Grade 3		25,749		16,225		—		41,974
Grade 4		9,627		66,186		—		75,813
Grade 5		—		219		12,020		12,239

		2,317,991		102,172		12,020		2,432,183

	~~W~~	7,730,202	~~W~~	262,307	~~W~~	26,990	~~W~~	8,019,499

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Acceptances and guarantees by counterparty as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,775,838	~~W~~	1,901,951	~~W~~	6,677,789	83.27
Small companies		617,458		423,947		1,041,405	12.99
Public and others		194,020		106,285		300,305	3.74

	~~W~~	5,587,316	~~W~~	2,432,183	~~W~~	8,019,499	100.00

(In millions of Korean won)	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,185,975	~~W~~	1,913,114	~~W~~	6,099,089	79.86
Small companies		621,834		492,369		1,114,203	14.59
Public and others		194,162		230,018		424,180	5.55

	~~W~~	5,001,971	~~W~~	2,635,501	~~W~~	7,637,472	100.00

Acceptances and guarantees by industry as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	72,071	~~W~~	3,736	~~W~~	75,807	0.95
Manufacturing		2,981,245		1,451,657		4,432,902	55.27
Service		931,680		84,586		1,016,266	12.67
Whole sale & Retail		998,333		723,367		1,721,700	21.47
Construction		280,146		40,988		321,134	4.00
Public sector		165,571		36,256		201,827	2.52
Others		158,270		91,593		249,863	3.12

	~~W~~	5,587,316	~~W~~	2,432,183	~~W~~	8,019,499	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	23,317	~~W~~	7,353	~~W~~	30,670	0.40
Manufacturing		2,799,593		1,270,721		4,070,314	53.29
Service		655,057		100,004		755,061	9.89
Whole sale & Retail		935,647		837,230		1,772,877	23.21
Construction		335,156		198,996		534,152	6.99
Public sector		165,249		129,944		295,193	3.87
Others		87,952		91,253		179,205	2.35

	~~W~~	5,001,971	~~W~~	2,635,501	~~W~~	7,637,472	100.00

Commitments as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Commitments
Corporate loan commitments	~~W~~	37,340,727	~~W~~	32,857,616
Retail loan commitments		41,335,454		16,074,323
Credit line on credit cards		54,488,133		49,299,924
Purchase of other security investment and others		5,426,058		3,951,304

		138,590,372		102,183,167

Financial Guarantees
Credit line		2,447,369		2,669,071
Purchase of security investment		436,800		354,800

		2,884,169		3,023,871

	~~W~~	141,474,541	~~W~~	105,207,038

Other Matters (including litigation)

a) The Group has filed 185 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~526,449 million, and faces 288 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~229,430 million, which arose in the normal course of the business and are still pending as of December 31, 2018.

b) Kookmin Bank made a construction contract building the integrated company building, and the integrated central IT, amounting to ~~W~~151,280 million, and ~~W~~116,563 million, respectively; for the year ended December 31, 2018, the subsidiary has paid ~~W~~7,605 million and ~~W~~42,857 million for each the integrated company building and the integrated central IT, respectively.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~372 million and ~~W~~372 million as of December 31, 2018 and 2017, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 113 filed as a defendant, with an aggregate claim of ~~W~~6,906 million as of December 31, 2018. A provision liability of ~~W~~9,886 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group; however, the final outcome of the cases cannot be reasonably ascertained.

e) As of December 31, 2018, the Group is in the process of filing complaints regarding insurance contracts including reverse pension plans; the amount paid and the timing related with this filing cannot be predicted as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

41. Subsidiaries

Details of subsidiaries as of December 31, 2018, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.5	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)[6]	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmer	Dec. 31	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 33 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	99.96	Korea	Dec. 31	Investment trust
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	Dec. 31	Investment trust
	KB Haeoreum private securities investment trust 96(Bond)[3]	49.95	Korea	Dec. 31	Capital investment
	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	88.74	Korea	Dec. 31	Capital investment
	KB Haeoreum private securities investment trust 83(Bond)[3]	99.95	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Kiwoom Frontier Private placement fund 10[Bond]	99.85	Korea	Dec. 31	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8(Bond)	99.93	Korea	Dec. 31	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.92	Korea	Dec. 31	Capital investment
	NH-AMUNDI GLOBAL PRIVATE SECURITIES INVESTMENT TRUST 1(BOND)]	83.31	Korea	Dec. 31	Capital investment
	Meritz Private Real Estate Fund 9-2	99.98	Korea	Dec. 31	Capital investment
	AIP US RED PRIVATE REAL ESTATE TRUST NO.10	99.97	Korea	Dec. 31	Capital investment
	KB Evergrren Private Securities Fund 98(Bond)[3]	49.34	Korea	Dec. 31	Capital investment
	KB Korea Choet Term Premium Private Securities 5(USD)(Bond)	50.00	Korea	Dec. 31	Capital investment
	KB Korea Short Term Premium Private Securities 4(USD)(Bond)[3]	49.60	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.67	Vietnam	Dec. 31	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 61 others[2]	—	Korea	Dec. 31	Asset-backed securitization
	KB NA COMPASS ENERGY PRIVATE SPECIAL ASSET FUND[3]	29.70	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Hyundai You First Private Real Estate Investment Trust No. 1	98.54	Korea	Dec. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.76	Korea	Dec. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.34	Korea	Dec. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	79.13	Korea	Dec. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.64	Korea	Dec. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	90.57	Korea	Dec. 31	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00	Korea	Dec. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00	Korea	Dec. 31	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No.1	99.99	Korea	Dec. 31	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00	Korea	Dec. 31	Capital investment
	Hyudai China Index Plus Securities Investment Trust No.1	81.90	Korea	Dec. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.05	Korea	Dec. 31	Capital investment
	DGB Private real estate Investment Trust No.8	98.77	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Dec. 31	Capital investment
	Mangrove Feeder Fund	100.00	Cayman islands	Dec. 31	Capital investment
	LB Irealand Private Real Estate Investment Trust 8	99.85	Korea	Dec. 31	Capital investment
	KTB Aircraft Private Investment Trust No.21-1	99.61	Korea	Dec. 31	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No.15	99.50	Korea	Dec. 31	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.38	54.04	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	Leading Insurance Services, Inc.	100.00	United States of America	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	Dec. 31	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond) [3]	33.33	Korea	Dec. 31	Capital investment
	KB CHILE SOLAR FUND	80.00	Korea	Dec. 31	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 1[3]	50.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Dongbu Private Fund 16th	89.52	Korea	Dec. 31	Financial investment
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	Dec. 31	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96	Korea	Dec. 31	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78	Korea	Dec. 31	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.39	Korea	Dec. 31	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.80	Korea	Dec. 31	Financial investment
	KB SAUDI Private Special Asset Fund	80.00	Korea	Dec. 31	Financial investment
	Meritz Private Real Estate Fund 8	99.36	Korea	Dec. 31	Financial investment
	Hyundia Star Private Real Estate Investment Trust No. 14	99.98	Korea	Dec. 31	Financial investment
	Vogo debt strategy private real estate fund VII	98.93	Korea	Dec. 31	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80	Korea	Dec. 31	Capital investment
	KB Peru Transmission Facility Invesment Private Fund	99.03	Korea	Dec. 31	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36	Korea	Dec. 31	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	Wise Mobile 18th Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization and others
	KB Kookmin Card 3rd Securitization Co., Ltd. And 2 other[2]	0.50	Korea	Dec. 31	Asset-backed securitization and others

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
	KB DAEHAN SPECIALIED BANK PLC.	90.00	Kambodia	Dec. 31	Banking
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59(Bond)	100.00	Korea	Dec. 31	Private fund
	KB Haeoreum Private Securities Investment Trust 1st(debt securities)	100.00	Korea	Dec. 31	Private fund
KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Feeder fund 3-2	88.00	Korea	Dec. 31	Financial investment
	KB Asset Management Singapore Pte, Ltd.	100.00	Singapore	Dec. 31	Collective investment
	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs)[3]	44.04	Korea	Dec. 31	Capital investment
	KB Star Short Term Securities Feeder Fund(Bond)[3]	37.11	Korea	Dec. 31	Capital investment
	KB Onkookmin Life Income RIF 20 Feeder Fund(Fofs)[3]	49.98	Korea	Dec. 31	Capital investment
	KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)[3]	49.13	Korea	Dec. 31	Capital investment
	KB Active Investor Secruticies Investment Trust(Derivatives Mixed)	99.95	Korea	Dec. 31	Financial investment
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	96.17	Korea	Dec. 31	Financial investment
	KB G2 Plus Korea Securities Fund(Equity)	91.03	Korea	Dec. 31	Financial investment
KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Dec. 31	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00	Korea	Dec. 31	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00	Korea	Dec. 31	Capital investment
	KB Contents Panda iMBC Contents Venture Fund	20.00	Korea	Dec. 31	Capital investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real Estate Activities
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	80.93	Korea	Dec. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust—Bond	96.83	Korea	Dec. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.91	Korea	Dec. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	99.02	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.40	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset3	46.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund3	37.39	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR KTB 3Y Futures Inverse ETF	79.95	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF	63.16	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB digital innovation&growth New Technology Business Investment Fund	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	100.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2035 Securities Investment Trust—Bond Balanced-Fund of Funds[3]	37.62	Korea	Dec. 31	Financial investment
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2045 Securities Investment Trust—Bond Balanced-Fund of Funds	54.06	Korea	Dec. 31	Financial investment
Kookmin Bank, KB Insurance Co., Ltd., KB Securities Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd3	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	Dec. 31	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund3	43.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00	Laos	Dec. 31	Auto installment finance
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00	Korea	Dec. 31	Capital investment
Mangrove Feeder Fund	Mangrove Master Fund	100.00	Cayman islands	Dec. 31	Capital investment
LB Irealand Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00	Ireland	Dec. 31	Real Estate Activities
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	95.45	Luxembourg	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture	50.00	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund[4]	33.33	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Investment Trust 3	54.51	Korea	Dec. 31	Capital investment
KB Star Short Term SecuritiesFeeder Fund(Bond)	KB Star Short Term SecuritiesMaster Fund(Bond)	96.67	Korea	Dec. 31	Capital investment
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100.00	Korea	Dec. 31	Investment trust
KB Global Core Bond Securities Master Fund(Bond)	KB Global Core Bond Securities Master Fund(Bond)	100.00	Korea	Dec. 31	Capital investment
KB Global Equity Solution Securities Feeder Fund(Equity-FoFs))	KB Global Equity Solution Securities Master Fund(Equity-FoFs)	100.00	Korea	Dec. 31	Capital investment
KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Multiasset Income Securities Master Fund(Bond Mixed-FoFs)	73.76	Korea	Dec. 31	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Financial investment and Real Estate Activities
KB Onkookmin Life Income RIF 40 Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	96.48	Korea	Dec. 31	Capital investment
KB Onkookmin Life Income RIF 20Feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20Master Fund(Fofs)	96.14	Korea	Dec. 31	Capital investment
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Dec. 31	Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
AGRAF Real Estate Holding No.1, Senningerberg	HD 1 Grundstucksgesellschaft mbH & Co. KG	94.90	Germany	Dec. 31	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	94.90	Germany	Dec. 31	Real Estate Activities
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Dec. 31	Capital investment
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the Group. The transferred assets and liabilities due to this business combination are ~~W~~480,161 million and ~~W~~480,023 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The condensed financial information of major subsidiaries as of December 31, 2018 and 2017, and for the years ended December 31, 2018 and 2017, is as follows:

(In millions of Korean won)

	2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank[1]	~~W~~	356,959,258	~~W~~	330,291,392	~~W~~	26,667,866	~~W~~	18,089,885	~~W~~	2,259,198	~~W~~	2,186,979
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		6,667,005		178,850		204,903
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		11,977,601		262,266		317,067
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		3,045,039		286,599		261,667
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		1,305,231		14,824		25,062
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		130,027		39,586		40,154
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		734,499		111,939		111,758
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		85,346		11,018		10,832
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		114,660		47,004		46,813
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		114,914		14,532		14,529
KB Credit Information Co., Ltd.		26,276		11,041		15,235		35,219		185		95
KB Data System Co., Ltd.		40,197		23,788		16,409		131,374		2,942		1,705

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)

	2017
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total comprehensive income (loss) for the period
Kookmin Bank[1]	~~W~~	329,765,927	~~W~~	304,442,493	~~W~~	25,323,434	~~W~~	19,291,294	~~W~~	2,174,705	~~W~~	2,357,936
KB Securities Co., Ltd.[1,2]		37,351,680		32,936,024		4,415,656		5,974,054		271,701		236,587
KB Insurance Co., Ltd.[1,2]		32,351,778		29,128,747		3,223,031		8,740,682		330,286		320,756
KB Kookmin Card Co., Ltd.[1]		17,658,310		13,616,481		4,041,829		3,326,048		296,831		326,887
KB Life Insurance Co., Ltd.[1]		9,125,741		8,586,328		539,413		1,331,105		21,086		(10,151)
KB Asset Management Co., Ltd.[1]		201,481		44,860		156,621		117,746		52,022		52,176
KB Capital Co., Ltd.[1,2]		8,743,672		7,803,920		939,752		588,253		120,797		120,628
KB Savings Bank Co., Ltd.		1,158,829		960,812		198,017		79,428		21,150		21,329
KB Real Estate Trust Co., Ltd.		246,685		47,355		199,330		76,700		36,408		36,356
KB Investment Co., Ltd.[1]		355,763		218,671		137,092		41,150		(4,954)		(7,295)
KB Credit Information Co., Ltd.		26,121		10,979		15,142		31,737		(5,316)		(5,185)
KB Data System Co., Ltd.		41,945		27,240		14,705		117,946		945		323

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~3,227,444 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 13 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~291,481 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2018, are as follows:

Company	Description
Tong Yang Safe Plus Qualified Private Trust S-8(Bond) and 24 others	Holds over than a majority of the ownership interests

KBD Tower 1st L.L.C. and 50 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB Global Private Real Estate Debt Fund 1 and 22 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Pre IPO Secondary Venture Fund 2nd and 5 other	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the year ended December 31, 2018, are as follows:

Company	Description

Able Vison 1st Co., Ltd and 27 others	Lost the right of variable returns due to the releasing debt

Wise Mobile 12th Securitization Co., Ltd. and 14 others	Settlement

LIME ORANGE PRIVATE EQUITY FUND 6 and 8 others	Disposal

KB Everyone TDF 2025 Securities Investment Trust—Bond Balanced-Fund of Funds and 10 others	Ownership decrease under 50%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

42. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; • Development trust • Mortgage trust • Management trust • Disposal trust • Distribution and management trust • Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	127,085,417	~~W~~	29,521,240	~~W~~	519,609	~~W~~	121,481,888	~~W~~	12,409,277	~~W~~	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		3,846,725		111,452		—		7,934,662		17,915		11,910,754
Derivative financial assets		4,089		—		—		23,794		—		27,883
Loans at amortized cost		956,733		3,015,613		34,000		391,665		650,833		5,048,844
Financial investments		6,040,008		—		—		8,636		—		6,048,644
Investment in associates and joint ventures		—		—		—		258,594		—		258,594
Other assets		16,837		1,680		109,357		48,872		248		176,994

	~~W~~	10,864,392	~~W~~	3,128,745	~~W~~	143,357	~~W~~	8,666,223	~~W~~	668,996	~~W~~	23,471,713

Liabilities
Deposits	~~W~~	526,274	~~W~~	728,324	~~W~~	—	~~W~~	81,502	~~W~~	7,757	~~W~~	1,343,857
Derivative financial liabilities		1,285		—		—		6,232		—		7,517
Other liabilities		28,461		1,246		—		59		—		29,766

	~~W~~	556,020	~~W~~	729,570	~~W~~	—	~~W~~	87,793	~~W~~	7,757	~~W~~	1,381,140

Maximum exposure to loss[1]
Holding assets	~~W~~	10,864,392	~~W~~	3,128,745	~~W~~	143,357	~~W~~	8,666,223	~~W~~	668,996	~~W~~	23,471,713
Purchase and investment commitments		1,094,489		—		—		3,345,947		—		4,440,436
Unused credit		2,211,226		6,789		—		1,450		—		2,219,465
Payment guarantee and loan commitments		889,315		1,213,261		—		—		—		2,102,576

	~~W~~	15,059,422	~~W~~	4,348,795	~~W~~	143,357	~~W~~	12,013,620	~~W~~	668,996	~~W~~	32,234,190

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	128,573,461	~~W~~	33,153,741	~~W~~	482,900	~~W~~	101,598,227	~~W~~	9,613,570	~~W~~	273,421,899
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,277,080		73,157		—		547,258		—		2,897,495
Derivative financial assets		1,136		—		—		118		—		1,254
Loans		833,380		3,366,675		54,500		266,653		393,664		4,914,872
Financial investments		6,826,097		13,104		300		5,788,925		20,619		12,649,045
Investment in associates and joint ventures		—		—		—		202,816		—		202,816
Other assets		11,699		5,874		37,972		962		307		56,814

	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590	~~W~~	20,722,296

Liabilities
Deposits	~~W~~	484,889	~~W~~	755,242	~~W~~	—	~~W~~	38,657	~~W~~	3,985	~~W~~	1,282,773
Derivative financial liabilities		1,487		—		—		2,792		—		4,279
Other liabilities		11,292		44		—		48		—		11,384

	~~W~~	497,668	~~W~~	755,286	~~W~~	—	~~W~~	41,497	~~W~~	3,985	~~W~~	1,298,436

Maximum exposure to loss[1]
Holding assets	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590		20,722,296
Purchase and investment commitments		964,106		—		—		1,301,784		—		2,265,890
Unused credit		2,299,236		10,000		—		1,203,917		16,000		3,529,153
Payment guarantee and loan commitments		382,300		1,385,722		—		—		—		1,768,022

	~~W~~	13,595,034	~~W~~	4,854,532	~~W~~	92,772	~~W~~	9,312,433	~~W~~	430,590	~~W~~	28,285,361

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

43. Finance and Operating Lease

43.1 Finance lease

43.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Net carrying amount of finance lease assets	~~W~~	34,003	~~W~~	29,817

Minimum lease payment
Within 1 year		6,827		2,555
1-5 years		3,553		2,150

		10,380		4,705

Present value of minimum lease payment
Within 1 year		6,705		2,510
1-5 years		3,456		2,059

		10,161		4,569

43.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
Within 1 year	~~W~~	710,532	~~W~~	618,169	~~W~~	654,412	~~W~~	557,188
1-5 years		1,225,265		1,121,063		1,330,610		1,215,476

	~~W~~	1,935,797	~~W~~	1,739,232	~~W~~	1,985,022	~~W~~	1,772,664

Unearned interest income of finance lease as of December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018		2017
Total lease investment	~~W~~	1,935,797	~~W~~	1,985,022
Net lease investment
Present value of minimum lease payment		1,739,232		1,772,664

Unearned interest income	~~W~~	196,565	~~W~~	212,358

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

43.2 Operating lease

43.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Minimum lease payment
Within 1 year	~~W~~	179,384	~~W~~	168,707
1-5 years		299,900		196,050
Over 5 years		111,906		34,128

	~~W~~	591,190	~~W~~	398,885

Minimum sublease payment	~~W~~	(6,561)	~~W~~	(3,101)

The lease payment reflected in profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Lease payment reflected in profit or loss
Minimum lease payment	~~W~~	221,305	~~W~~	208,413
Sublease payment		(1,804)		(2,441)

	~~W~~	219,501	~~W~~	205,972

43.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Minimum lease receipts
Within 1 year	~~W~~	304,204	~~W~~	163,203
1-5 years		985,097		375,344
Over 5 years		280,084		282,470

	~~W~~	1,569,385	~~W~~	821,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

44. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
Associates and joint ventures
KB Insurance Co., Ltd.[1]	Interest income	~~W~~	—	~~W~~	12
	Interest expense		—		202
	Fee and commission income		—		8,994
	Fee and commission expense		—		1,021
	Gains on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)		—		796
	Losses on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)		—		18,717
	Other operating income		—		16,743
	Other operating expense		—		633
	General and administrative expenses		—		5,601
	Provision for credit losses		—		12
	Other non-operating income		—		51
Balhae Infrastructure Fund	Fee and commission income		6,691		7,162
Korea Credit Bureau Co., Ltd.	Interest expense		127		132
	Fee and commission income		1,194		1,374
	Fee and commission expense		1,909		2,645
	General and administrative expenses		—		2,202
	Provision for credit losses		—		1
	Other operating expense		4		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		197		216
KB GwS Private Securities Investment Trust	Fee and commission income		851		851

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Incheon Bridge Co., Ltd.	Interest income	9,426	25,511
	Interest expense	296	292
	Fee and commission income	9	—
	Fee and commission expense	2	—
	Insurance income	365	162
	Reversal for credit losses	6	43
	Provision for credit losses	1	—
Jaeyang Industry Co., Ltd.	Interest income	—	98
	Reversal for credit losses	—	6
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income	210	481
Aju Good Technology Venture Fund	Interest expense	30	14
KB Star Office Private Real Estate Investment Trust No.1	Interest income	370	370
	Interest expense	93	63
	Fee and commission income	435	435
	Provision for credit losses	—	3
RAND Bio Science Co., Ltd.	Interest expense	3	16
Inno Lending Co., Ltd. [1]	Fee and commission income	1	3
	Interest expense	—	1
KBIC Private Equity Fund No. 3[1]	Fee and commission income	—	38
SY Auto Capital Co., Ltd.	Interest income	1,279	828
	Interest expense	—	22
	Fee and commission income	73	47
	Fee and commission expense	840	2,956
	Insurance income	33	29
	Other operating income	621	731
	Other operating expense	415	128
	Reversal for credit losses	—	32
	Provision for credit losses	14	—
	Other non-operating income	—	51
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	—	1
Food Factory Co., Ltd.	Interest income	9	24
	Insurance income	5	3
	Fee and commission expense	1	—
	Gains on financial assets/liabilities at fair value through profit or loss	30	—
	Reversal for credit losses	1	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	Provision for credit losses	1	44
KB Pre IPO Secondary Venture Fund 1st	Interest expense	27	60
	Fee and commission income	110	83
Builton Co., Ltd.	Interest income	4	—
	Insurance income	2	1
	Losses on financial assets/liabilities at fair value through profit or loss	1	—
KB Private Equity Fund III	Fee and commission income	521	457
Wise Asset Management Co., Ltd.	Interest expense	9	5
Acts Co., Ltd.	Interest income	—	249
	Insurance income	2	2
	Losses on financial assets/liabilities at fair value through profit or loss	1,851	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	220
	Provision for credit losses	—	66
	General and administrative expenses	—	150
	Other non-operating expense	1,246	—
COBI Co., Ltd.[1]	Interest income	—	183
	Provision for credit losses	—	89
Dongjo Co., Ltd.	Reversal for credit losses	31	2
	Insurance income	2	—
A-PRO Co., Ltd.	Interest expense	1	—
	Insurance income	5	—
POSCO-KB Shipbuilding Fund	Fee and commission income	490	257
	Interest expense	81	3
Dae-A Leisure Co., Ltd.	Interest expense	9	1
Paycoms Co., Ltd.	Interest income	10	61
	Insurance income	1	—
	Gains on financial assets/liabilities at fair value through profit or loss	125	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	Provision for credit losses	—	32
Bungaejangter Inc. [1]	Interest income	60	31
	Provision for credit losses	—	44
Faromancorporation Co.,Ltd.[1]	Reversal for credit losses	—	345
Daesang Techlon Co., Ltd. [1]	Insurance income	—	1
Big Dipper Co., Ltd.	Reversal for credit losses	2	—
	Provision for credit losses	—	2
KB-KDBC New Technology Business Investment Fund	Interest expense	39	4
	Fee and commission income	322	—
KBTS Technology Venture Private Equity Fund	Fee and commission income	305	—
KB-SJ Tourism Venture Fund	Fee and commission income	314	—
JLK INSPECTION Inc.	Interest income	6	—
TESTIAN Inc.	Interest income	4	—
	Gains on financial assets/liabilities at fair value through profit or loss	83	—
Rainist Co., Ltd.	Interest expense	2	—
IWON ALLOY CO.,LTD.	Insurance income	1	—
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	10	—
Hasys.	Losses on financial assets/liabilities at fair value through profit or loss	136	—
	Insurance income	4	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	21	—
	Fee and commission income	108	—
Spark Biopharma, Inc.	Interest expense	25	—
KB No.8 Special Purpose Acquisition Company[1]	Interest income	—	75
	Interest expense	17	36
	Losses on financial assets/liabilities at fair value through profit or loss	2,330	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	170

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

KB No.9 Special Purpose Acquisition Company	Interest income	—	76
	Interest expense	43	33
	Losses on financial assets/liabilities at fair value through profit or loss	2,256	—
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	200
	Gains on financial assets/liabilities at fair value through profit or loss	48	—
KB No.10 Special Purpose Acquisition Company	Interest income	—	48
	Interest expense	30	24
	Losses on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)	—	103
	Gains on financial assets/liabilities at fair value through profit or loss	121	—
KB No.11 Special Purpose Acquisition Company	Interest income	—	22
	Interest expense	12	—
	Fee and commission income	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	56	—
	Gains on financial assets/liabilities at fair value through profit or loss(under Korean IFRS 1039)	—	711
Hyundai-Tongyang Agrifood Private Equity Fund [1]	Fee and commission income	151	187
KB IGen Private Equity Fund No.1	Fee and commission income	—	1,266
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	116	94
Doosung Metal Co., Ltd.	Insurance income	1	1
Other
Retirement pension	Fee and commission income	876	795
	Interest expense	3	3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Meanwhile, the Group purchased installment financial assets from SY Auto Capital Co., Ltd. amounts to ~~W~~881,502 million and ~~W~~838,010 million for the years ended December 31, 2018 and 2017

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)			2018		2017
Associates and joint ventures
Balhae Infrastructure Fund	Other assets	~~W~~	1,708	~~W~~	1,669
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		22		22
	Deposits		15,674		25,513
	Provisions		—		1
	Other liabilities		98		469
KB GwS Private Securities Investment Trust	Other assets		641		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		32,882		—
	Loans at amortized cost (Gross amount)		158,206		200,414
	Allowances for loan losses		15		288
	Other assets		736		710
	Deposits		43,666		48,795
	Provisions		10		3
	Insurance contract liabilities		113		189
	Other liabilities		24		29
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		90		176
Terra Co., Ltd.	Deposits		—		10
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Loans at amortized cost (Gross amount)		—		116
	Allowances for loan losses		—		1
	Insurance contract liabilities		2		—
Dae-A Leisure Co., Ltd.	Deposits		1,229		466
	Other liabilities		7		14
Aju Good Technology Venture Fund	Deposits		6,439		2,771
	Other liabilities		2		1
Jungdong Steel Co., Ltd.	Deposits		—		3
Doosung Metal Co., Ltd.	Deposits		3		—
	Insurance contract liabilities		—		1
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		18,813		—
	Other liabilities		7		—
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		3
	Other assets		136		136
	Deposits		7,946		6,962
	Other liabilities		58		45
KB IGen Private Equity Fund No.1	Deposits		148		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

RAND Bio Science Co., Ltd.	Deposits	232	1,032
	Loans at amortized cost (Gross amount)	1	1
	Other liabilities	—	4
Inno Lending Co., Ltd. [1]	Loans at amortized cost (Gross amount)	—	2
	Deposits	—	41
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	48,356	40,057
	Allowances for loan losses	18	—
	Other assets	94	51
	Deposits	5	6
	Provisions	11	29
	Insurance contract liabilities	6	8
	Other liabilities	102	349
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	530	—
	Loans at amortized cost (Gross amount)	200	679
	Allowances for loan losses	1	44
	Other assets	1	1
	Deposits	68	1
	Insurance contract liabilities	3	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	—	28
	Deposits	1,115	2,690
	Other liabilities	1	6
Builton Co., Ltd.	Other assets	1	—
	Financial assets at fair value through profit or loss	399	—
	Loans at amortized cost (Gross amount)	2	1
	Deposits	7	26
	Insurance contract liabilities	1	1
Wise Asset Management Co., Ltd.	Deposits	696	340
	Other liabilities	2	1
Acts Co., Ltd.	Loans at amortized cost (Gross amount)	—	1,927
	Allowances for loan losses	—	161
	Intangible assets	530	1,275
	Deposits	29	4
	Insurance contract liabilities	—	1
	Other liabilities	530	—
POSCO-KB Shipbuilding Fund	Other assets	—	123
Bungaejanter. Inc.[1]	Loans at amortized cost (Gross amount)	—	425
	Allowances for loan losses	—	36
Paycoms Co., Ltd.	Other assets	1	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	Financial assets at fair value through profit or loss	1,032	—
	Loans at amortized cost (Gross amount)	—	1,066
	Allowances for loan losses	—	89
	Deposits	1	—
Daesang Techlon Co., Ltd.[1]	Deposits	—	2
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	5	6
	Deposits	182	473
	Provisions	—	2
KB-KDBC New Technology Business Investment Fund	Deposits	7,088	7,500
	Other liabilities	3	4
A-PRO Co., Ltd.	Insurance contract liabilities	2	—
	Deposits	2,201	—
JLK INSPECTION Inc.	Financial assets at fair value through profit or loss	7,300	—
TESTIAN Inc.	Other assets	1	—
	Financial assets at fair value through profit or loss	615	—
IWON ALLOY CO.,LTD.	Insurance contract liabilities	2	—
CARLIFE CO.,LTD.	Deposits	2	—
COMPUTERLIFE CO.,LTD.	Deposits	1	—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,051	—
	Other liabilities	35	—
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	4	—
Hasys.	Financial assets at fair value through profit or loss	5,864	—
	Insurance contract liabilities	29	—
SKYDIGITAL INC	Deposits	16	—
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	2,504	—
	Deposits	1	—
Spark Biopharma, Inc.	Financial assets at fair value through profit or loss	6,500	—
	Deposits	2,630	—
	Other liabilities	19	—
HEYBIT, Inc.,	Financial assets at fair value through profit or loss	250	—
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	—
KB No.8 Special Purpose Acquisition Company[1]	Derivative financial assets	—	2,122
	Loans at amortized cost (Gross amount)	—	2,296
	Deposits	—	2,339
	Other liabilities	—	19
KB No.9 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,481	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	Derivative financial assets	—	2,241
	Loans at amortized cost (Gross amount)	—	2,356
	Deposits	2,275	2,309
	Other liabilities	42	38
KB No.10 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,025	—
	Derivative financial assets	1,659	1,930
	Loans at amortized cost (Gross amount)	—	1,603
	Deposits	1,666	1,698
	Other liabilities	11	10
KB No.11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	737	—
	Derivative financial assets	873	846
	Loans at amortized cost (Gross amount)	—	697
	Deposits	658	530
	Other liabilities	2	—
Key management	Loans at amortized cost (Gross amount)	2,338	1,665
	Other assets	2	2
	Deposits	10,828	8,707
	Insurance contract liabilities	1,092	809
	Other liabilities	178	124
Other
Retirement pension	Other assets	331	348
	Other liabilities	25,238	10,056

[1]	The amounts are not disclosed as the entity is excluded from the Group’s related party as of December 31, 2018.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant lending transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018[1]
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	22	~~W~~	(22)	~~W~~	22
Incheon Bridge Co., Ltd.		200,414		5,388		(14,714)		191,088
Dongjo Co., Ltd.		116		—		(116)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
Inno Lending Co., Ltd. [2]		2		—		(2)		—
SY Auto Capital Co., Ltd.		40,057		50,109		(41,810)		48,356
Food Factory Co., Ltd.		679		51		—		730
Builton Co., Ltd.		1		402		(2)		401
Acts Co., Ltd.		1,927		—		(1,927)		—
Bungaejanter. Inc. [2]		425		—		(425)		—
Paycoms Co., Ltd.		1,066		1,032		(1,066)		1,032
Big Dipper Co., Ltd.		6		5		(6)		5
JLK INSPECTION Inc.		—		7,300		—		7,300
TESTIAN Inc.		—		615		—		615
RMGP Bio-Pharma Investment Fund, L.P.		—		3,051		—		3,051
RMGP Bio-Pharma Investment, L.P.		—		4		—		4
Hasys.		—		6,000		(136)		5,864
Rainist Co., Ltd.		—		2,504		—		2,504
Spark Biopharma, Inc.		—		6,500		—		6,500
HEYBIT, Inc.,		—		250		—		250
Stratio, Inc.		—		1,000		—		1,000
KB No.8 Special Purpose Acquisition Company [2]		2,296		—		(2,296)		—
KB No.9 Special Purpose Acquisition Company		2,356		2,481		(2,356)		2,481
KB No.10 Special Purpose Acquisition Company		1,603		2,025		(1,603)		2,025
KB No.11 Special Purpose Acquisition Company		697		737		(697)		737
Key management		1,665		1,509		(836)		2,338

(In millions of Korean won)	2017[1]
	Beginning		Increase		Decrease		Ending
Associates
KB Insurance Co., Ltd. [2]	~~W~~	6,791	~~W~~	—	~~W~~	(6,791)	~~W~~	—
Korea Credit Bureau Co., Ltd.		14		8		—		22
Incheon Bridge Co., Ltd.		209,105		202,503		(211,194)		200,414
Dongjo Co., Ltd.		—		116		—		116
Jaeyang Industry Co., Ltd.		303		—		(303)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		1
Inno Lending Co., Ltd. [2]		—		2		—		2
SY Auto Capital Co., Ltd.		30,049		44,039		(34,031)		40,057
Food Factory Co., Ltd.		—		700		(21)		679
Builton Co., Ltd.		—		1		—		1
Acts Co., Ltd.		—		1,927		—		1,927
Bungaejanter. Inc. [2]		—		425		—		425
Paycoms Co., Ltd.		—		1,066		—		1,066
Big Dipper Co., Ltd.		—		6		—		6
KB No.8 Special Purpose Acquisition Company [2]		2,490		—		(194)		2,296
KB No.9 Special Purpose Acquisition Company		2,584		—		(228)		2,356
KB No.10 Special Purpose Acquisition Company		1,495		295		(187)		1,603
KB No.11 Special Purpose Acquisition Company		790		—		(93)		697
Key management		1,982		—		(317)		1,665

[1]	Transactions from operating activities with related parties (i.e. such as settlement, daily overdraft loans, etc) are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant borrowing transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Borrowing		Repaymnet		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	25,513	~~W~~	8,000	~~W~~	(16,000)	~~W~~	(1,839)	~~W~~	15,674
Incheon Bridge Co., Ltd.		48,795		1,260		(1,270)		(5,119)		43,666
Terra Co., Ltd.		10		—		—		(10)		—
Jungdong Steel Co., Ltd.		3		—		—		(3)		—
Doosung Metal Co., Ltd		—		—		—		3		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		466		479		(466)		750		1,229
Daesang Techlon Co., Ltd.[2]		2		—		—		(2)		—
CARLIFE CO.,LTD.		—		—		—		2		2
COMPUTERLIFE CO.,LTD.,		—		—		—		1		1
SKYDIGITAL INC		—		—		—		16		16
Aju Good Technology Venture Fund		2,771		—		—		3,668		6,439
KB-KDBC New Technology Business Fund		7,500		—		—		(412)		7,088
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		—		—		—		18,813		18,813
KB Star Office Private Real Estate Investment Trust No.1		6,962		351		—		633		7,946
SY Auto Capital Co., Ltd.		6		—		—		(1)		5
KB No.8 Special Purpose Acquisition Company [2]		2,339		—		(2,300)		(39)		—
KB No.9 Special Purpose Acquisition Company		2,309		2,266		(2,234)		(66)		2,275
KB No.10 Special Purpose Acquisition Company		1,698		1,618		(1,618)		(32)		1,666
KB No.11 Special Purpose Acquisition Company		530		530		(530)		128		658
RAND Bio Science Co., Ltd.		1,032		—		(500)		(300)		232
Wise Asset Management Co., Ltd.		340		2,366		(2,008)		(2)		696
Builton Co., Ltd.		26		—		—		(19)		7
Food Factory Co., Ltd.		1		—		—		67		68
Acts Co., Ltd.		4		—		—		25		29
Paycoms Co., Ltd.		—		—		—		1		1
Big Dipper Co., Ltd.		473		—		—		(291)		182
A-PRO Co., Ltd.		—		—		—		2,201		2,201
Rainist Co., Ltd.		—		—		—		1		1
Spark Biopharma, Inc.		—		4,300		(3,300)		1,630		2,630
KB IGen Private Equity Fund No.1		—		—		—		148		148
KB Pre IPO Secondary Venture Fund 1st		2,690		2,000		(4,000)		425		1,115
POSCO-KB Shipbuilding Fund		—		32,800		(32,800)		—		—
Inno Lending Co., Ltd. [2]		41		—		—		(41)		—
Key management[3]		8,260		7,587		(5,283)		264		10,828

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Beginning		Borrowing		Repaymnet		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	26,827	~~W~~	11,000	~~W~~	(6,000)	~~W~~	(6,314)	~~W~~	25,513
Incheon Bridge Co., Ltd.		38,556		1,270		(21,270)		30,239		48,795
Terra Co., Ltd.		—		—		—		10		10
Jungdong Steel Co., Ltd.		3		—		—		—		3
Jungdo Co., Ltd.		—		—		—		4		4
Dae-A Leisure Co., Ltd.		—		—		—		466		466
Daesang Techlon Co., Ltd.[2]		—		—		—		2		2
Aju Good Technology Venture Fund		1,201		—		—		1,570		2,771
KB Pre IPO Secondary Venture Fund 1st		—		—		—		7,500		7,500
Ejade Co., Ltd.[2]		2		—		—		(2)		—
KB Star office Private real estate Investment Trust No.1		6,682		303		—		(23)		6,962
KB No.8 Special Purpose Acquisition Company [2]		2,342		2,300		(2,300)		(3)		2,339
KB No.9 Special Purpose Acquisition Company		2,399		—		(100)		10		2,309
KB No.10 Special Purpose Acquisition Company		1,754		1,618		(1,600)		(74)		1,698
KB No.11 Special Purpose Acquisition Company		—		530		—		—		530
SY Auto Capital Co., Ltd.		3,997		2,000		(2,000)		(3,991)		6
RAND Bio Science Co., Ltd.		2,356		1,000		(2,500)		176		1,032
Wise Asset Management Co., Ltd.		—		1,346		(1,475)		469		340
Builton Co., Ltd.		—		—		—		26		26
Food Factory Co., Ltd.		—		—		—		1		1
Acts Co., Ltd.		—		—		—		4		4
Big Dipper Co., Ltd.		—		—		—		473		473
KB Pre IPO Secondary Venture Fund 1st		—		13,000		(11,000)		690		2,690
POSCO-KB Shipbuilding Fund		—		3,000		(3,000)		—		—
Inno Lending Co., Ltd. [2]		1,902		—		—		(1,861)		41
KBIC Private Equity Fund No. 3[2]		700		—		(700)		—		—

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demend, etc) are netted.
[2]	Excluded from the Group’s related party as of December 31, 2018.
[3]	Represents the transactions have started occurring since the current year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Significant investment and collection transaction with related parties for the year ended December 31, 2018 is as follows:

(In millions of Korean won)	2018
	Equity investments		Withdrawal and others
Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	113
Balhae Infrastructure Company		4,645		8,623
Daesang Techlon Co.,Ltd.[1]		—		42
PT Bank Bukopin TBK		116,422		—
KoFC KBIC Frontier Champ 2010-5(PEF)		—		4,800
KB GwS Private Securities Investment Trust		—		6,386
Aju Good Technology Venture Fund		9,808		—
KB-KDBC Pre-IPO New Technology Business Fund		10,000		—
KBTS Technology Venture Private Equity Fund		14,224		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		—
KB Star office Private real estate Investment Trust No.1		—		1,162
KB No.8 Special Purpose Acquisition Company[1]		—		5
Hyundai-Tongyang Agrifood Private Equity Fund[1]		—		82
KB IGen Private Equity Fund No.1		—		3
GH Real Estate I LP		17,678		—
KB-SJ Tourism Venture Fund		1,500		—
CUBE Growth Fund No.2		1,300		1,300
UNION Media Commerce Fund		1,000		—

[1]	Excluded from the Group’s related party as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Unused commitments to related parties as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	10,453	~~W~~	12,564
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		108		108
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		1,960		11,768
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		94		86
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		6,700		10,000
	Unused commitments of credit card		94		92
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		5
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		3		4
Food Factory Co., Ltd.	Unused commitments of credit card		11		11
Inno Lending Co., Ltd. [1]	Unused commitments of credit card		—		13
Big Dipper Co., Ltd.	Unused commitments of credit card		95		94
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		5,000		15,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		13,776		—
KB-SJ Tourism Venture Fund	Purchase of security investment		3,500		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		32,000		—
Key management	Loan commitments in Korean won		1,559		984

[1]	Excluded from the Group’s related party as of December 31, 2018.

Compensation to key management for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	7,757	~~W~~	418	~~W~~	4,213	~~W~~	12,388
Registered directors (non-executive)		960		—		—		960
Non-registered directors		7,135		273		3,314		10,722

	~~W~~	15,852	~~W~~	691	~~W~~	7,527	~~W~~	24,070

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,026	~~W~~	87	~~W~~	2,991	~~W~~	5,104
Registered directors (non-executive)		896		—		—		896
Non-registered directors		8,420		338		14,610		23,368

	~~W~~	11,342	~~W~~	425	~~W~~	17,601	~~W~~	29,368

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Collateral received from related parties as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		2018		2017
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		401		388
	Real estate		3,182		2,287

As of December 31, 2018, Incheon Bridge Co., Ltd., a related party, provides fund management account, insurance for civil engineering completion, and management rights as senior collateral amounting to ~~W~~611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

45 Business Combination

On July 6, 2018, the Group obtained control over KB Daehan Specialized Bank (which was renamed from Tomato Specialized Bank in March 2018) in Cambodia by acquiring 90% share of interests.

Regarding the business combination above, the amounts of the consideration transferred and the assets and liabilities acquired at the acquisition date are as follows:

(In millions of Korean won)	2018
Consideration
Cash and cash equivalents	~~W~~	21,654
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and Due from financial institutions		11,995
Loans at amortized cost		8,484
Property and equipment		765
Intangible assets		17
Other assets		1,389

Total assets		22,650

Other liabilities		273

Total liabilities		273

Fair value of identifiable assets		22,377
Non-controlling interest		2,238
Goodwill		1,515

As a result of business combination goodwill has been recognized, and the Group has accounted for as an intangible asset in the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

46 Application of Korean IFRS 1109 Financial Instruments and IFRS 1115 Revenue from Contracts with Customers

The Group has applied Korean IFRS 1109 Financial Instruments and IFRS 1115 Revenue from Contracts with Customers, which was issued on September 25, 2015, for the first time for their annual reporting period commencing January 1, 2018. Impact of the application of Korean IFRS 1109 and IFRS 1115 on the Group’s consolidated financial statements is as follows:

The Group’s categories and carrying amounts of financial assets per Korean IFRS 1039 and 1109 as of the initial application date are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]		Reclassification		Remeasurement		Korean IFRS 1109 [1]
Cash and due from financial institutions	Financial assets at amortized cost	~~W~~	19,817,825	~~W~~	(2,795,301)	~~W~~	(1,797)	~~W~~	17,020,727
	Financial assets at fair value through profit or loss [2]		—		2,795,702		(12,881)		2,782,821

			19,817,825		401		(14,678)		19,803,548

Financial assets at fair value through profit or loss
Financial assets held for trading: debt securities	Financial assets at fair value through profit or loss		25,168,338		—		—		32,227,345
Financial assets held for trading: equity securities			4,935,100
Financial assets held for trading: others			73,855
Financial assets designated at fair value through profit or loss [3]			2,050,052

			32,227,345		—		—		32,227,345

Derivative financial instruments held for trading	Derivative financial instruments held for trading		2,998,042		(43,787)		—		2,954,255
Derivative instruments designated for hedging	Derivative instruments designated for hedging		312,124		—		—		312,124
			3,310,166		(43,787)		—		3,266,379

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Loans	Financial assets at amortized cost		290,122,838		(608,156)		(544,468)		288,970,214
	Financial assets at fair value through profit or loss [2]		—		616,666		12,557		629,223

			290,122,838		8,510		(531,911)		289,599,437

Financial investments
Available-for-sale financial assets: debt securities	Financial assets at fair value through other comprehensive income		38,959,401		(5,347,493)		—		33,611,908
	Financial assets at fair value through profit or loss [2]		—		2,511,902		—		2,511,902
	Financial assets at amortized cost		—		2,835,591		4,118		2,839,709
Available-for-sale financial assets: equity securities	Financial assets measured at fair value through other comprehensive income		9,156,862		(6,789,392)		275		2,367,745
	Financial assets at fair value through profit or loss [2]		—		6,800,720		(88)		6,800,632
Held-to-maturity financial assets	Financial assets at amortized cost		18,491,980		(274,020)		4,116		18,222,076
	Financial assets at fair value through profit or loss [2]		—		274,020		(4,359)		269,661

			66,608,243		11,328		4,062		66,623,633

Other financial assets	Financial assets at amortized cost		10,195,015		(1,637)		(5,085)		10,188,293

		~~W~~	422,281,432	~~W~~	(25,185)	~~W~~	(547,612)	~~W~~	421,708,635

[1]	Net of allowance.
[2]

In accordance with Korean IFRS 1104, the Group has designated the financial assets related with insurance contract (cash and due from financial institutions amounting to ~~W~~186,293 million, loans amounting to ~~W~~587 million, available-for-sale financial assets amounting to ~~W~~6,349,091 million, and held-to-maturity investments amounting to ~~W~~57,386 million) to use overlay approach. Regarding the designated financial assets, the Group has reclassified the profit or loss amount that the Group would have applied Korean IFRS 1039, instead of Korean IFRS 1109.

[3]

Financial assets amounting to ~~W~~2,050,052 million under Korean IFRS 1039, which were classified as financial assets designated at fair value through profit or loss, have been reclassified to financial assets at fair value through profit or loss by applying Korean IFRS 1109 without designation of fair value option.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group’s categories and carrying amounts of financial liability per Korean IFRS 1039 and 1109 as of the initial application date are as follows:

(In millions of Korean won)
Measurement categories		Carrying amounts
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039		Reclassification		Remeasurement		Korean IFRS 1109
Financial liabilities held for trading	Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss		10,078,288		—		—		10,078,288
Derivative financial instruments held for trading	Derivative financial instruments held for trading		3,054,614		(3,737)		—		3,050,877
Derivative instruments designated as fair value hedge	Derivative instruments designated as fair value hedge		88,151		(404)		—		87,747
Deposits	Financial liabilities at amortized cost		255,800,048		—		—		255,800,048
Debts	Financial liabilities at amortized cost		28,820,928		—		—		28,820,928
Debentures	Financial liabilities at amortized cost		44,992,724		—		—		44,992,724
Other financial liabilities	Financial liabilities at amortized cost		18,330,004		(21,043)		2,899		18,311,860

		~~W~~	363,109,527	~~W~~	(25,184)	~~W~~	2,899	~~W~~	363,087,242

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The carrying amounts of the categories of financial assets per Korean IFRS 1109 as of the initial application date are as follows:

(In millions of Korean won)	January 1, 2018
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets at amortized cost[1]		Derivative instruments designated for hedging		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,020,727	~~W~~	—	~~W~~	17,020,727
Financial assets at fair value through profit or loss		45,221,584		—		—		—		45,221,584
Derivative instruments designated for trading		2,954,255		—		—		—		2,954,255
Derivative instruments designated for hedging		—		—		—		312,124		312,124
Loans at amortized cost		—		—		288,970,214		—		288,970,214
Financial investments		—		35,979,653		21,061,785		—		57,041,438
Other financial assets		—		—		10,188,293		—		10,188,293

	~~W~~	48,175,839	~~W~~	35,979,653	~~W~~	337,241,019	~~W~~	312,124	~~W~~	421,708,635

[1]	Net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), there were no financial assets at fair value through profit or loss reclassified to financial assets at amortized cost or financial assets at fair value through other comprehensive income.

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the Group classified certain financial assets, other than financial assets at amortized cost as at January 1, 2018, to amortized cost as follows:

(In millions of Korean won)	Measurement categories before reclassification	Fair value		Recognizable valuation gain or loss if not reclassified
Currency stabilization bond	Available-for-sale	~~W~~	1,975,001	~~W~~	(248)
Asset backed securities	Available-for-sale		860,590		(4,046)

		~~W~~	2,835,591	~~W~~	(4,294)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The reconciliation of the ending allowances/provision in accordance with Korean IFRS 1039 to the opening allowances in accordance with Korean IFRS 1109 is as follows:

(In millions of Korean won)

Measurement categories		Allowances/Provision
December 31, 2017 (Korean IFRS 1039)	January 1, 2018 (Korean IFRS 1109)	Korean IFRS 1039 [1]		Reclassification		Remeasurement		Korean IFRS 1109 [1]
Loans and receivables
Due from financial institutions	Financial assets at amortized cost	~~W~~	—	~~W~~	—	~~W~~	1,797	~~W~~	1,797
Loans	Financial assets at amortized cost		2,064,469		—		544,468		2,608,937
	Financial assets at fair value through profit or loss		45,763		(45,763)		—		—
Other financial assets	Financial assets at amortized cost		104,813		—		5,086		109,899
Available-for-sale
Debt securities	Financial assets at fair value through other comprehensive income		—		—		4,433		4,433
	Financial assets at amortized cost		—		—		176		176
Held-to-maturity securities
Debt securities	Financial assets at amortized cost		—		—		1,530		1,530

			2,215,045		(45,763)		557,490		2,726,772

Unused commitments and guarantees			267,011		—		28,637		295,648

Financial guarantees			2,682		—		2,175		4,857

		~~W~~	2,484,738	~~W~~	(45,763)	~~W~~	588,302	~~W~~	3,027,277

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109 and IFRS 1115), the impact on other comprehensive income due to financial liabilities designated at fair value through profit or loss is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	—
Valuation loss from own credit risk of financial liabilities designated at fair value through profit or loss		(14,397)
Tax effect		3,959

January 1, 2018 (after adoption of Korean IFRS 1109)	~~W~~	(10,438)

On January 1, 2018 (the date of the initial application of Korean IFRS 1109), the impact on other comprehensive income due to financial assets designated at fair value through other comprehensive income and others is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	537,668
Change of classification/subsequent measurement category: available for sale to financial assets at amortized cost		4,295
Change of classification/subsequent measurement category: available for sale to financial assets at fair value through profit or loss		145,670
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		5,854
Recognition of expected credit losses on debt securities at other comprehensive income		4,433
Reversal of impairment on equity securities at other comprehensive income		(617,004)
Changes in other comprehensive income of associates and joint ventures		(3,611)
Application of overlay approach		(10,903)
Adjustment of shares between contracting party		3,809
Others		391
Tax effect		128,028

January 1, 2018 (after adoption of Korean IFRS 1109)	~~W~~	198,630

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

On January 1, 2018 (the date of the initial application of Korean IFRS 1109 and IFRS 1115), the impact on retained earnings is as follows:

(In millions of Korean won)	Impact of application
December 31, 2017 (before adoption of Korean IFRS 1109)	~~W~~	15,044,204
Change of classification/subsequent measurement category: available for sale to financial assets at fair value through profit or loss		(145,670)
Reclassification of valuation gain or loss of derivatives from equity securities at other comprehensive income		(5,854)
Recognition of expected credit losses on debt securities at other comprehensive income		(4,433)
Reversal of impairment loss on equity securities at other comprehensive income		617,004
Changes in gains or losses on equity method for investments in associates and joint ventures		4,061
Effect of adjustment in convertible private bond		12,558
Valuation of fair value of structured deposits and debts		(17,291)
Application of expected credit losses on financial assets at amortized cost		(553,057)
Effect of changes in provision for unused commitment, etc.		(30,812)
Valuation loss from self-credit-risk of financial liabilities designated at fair value through profit or loss		14,397
Application of overlay approach		10,903
Effect of Retained Earnings by application of Korean IFRS 1115		883
Others		2,527
Tax effect		23,060

January 1, 2018 (after adoption of Korean IFRS 1109)	~~W~~	14,972,480

[1]	The Group has applied the revenue recognition with distinguishing between the duty to perform management and agency service for fee.

47. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2018, was initially approved on February 8, 2019 and re-approved due to revision on March 8, 2019 by the Board of Directors.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2018 and 2017

KB Financial Group Inc.

Index

December 31, 2018 and 2017

1

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Financial Group Inc.

Opinion

We have audited the accompanying separate financial statements of KB Financial Group Inc. (the Company), which comprise the separate statements of financial position as at December 31, 2018 and 2017, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KB Financial Group Inc. as at December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

No key audit matter is identified to be described in this audit report.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

2

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

3

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Yeob Yu, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2019

This report is effective as of March 12, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2018 and December 31, 2017

(In millions of Korean won)	Notes	December 31, 2018		December 31, 2017
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	344,302	~~W~~	245,400
Financial assets at fair value through profit or loss (under Korean IFRS 1039)	4,5,7		—		284,485
Financial assets at fair value through profit or loss	4,5,7		289,179		—
Loans at amortized cost	4,5,8		50,000		10,000
Investments in subsidiaries	9		24,062,116		24,062,116
Property and equipment	10		2,185		697
Intangible assets	11		9,646		8,864
Net defined benefit assets	16		—		201
Deferred income tax assets	12		8,184		10,282
Other assets	4,5,13		857,462		480,789

Total assets		~~W~~	25,623,074	~~W~~	25,102,834

Liabilities
Debts	4,5,14	~~W~~	300,000	~~W~~	300,000
Debentures	4,5,15		5,373,266		5,162,600
Net defined benefit liabilities	16		183		—
Current income tax liabilities			691,909		308,854
Other liabilities	4,5,17		186,481		204,835

Total liabilities			6,551,839		5,976,289

Equity
Share capital	18		2,090,558		2,090,558
Capital surplus	18		14,742,814		14,742,814
Accumulated other comprehensive income	18		(7,144)		(5,233)
Retained earnings	18		3,213,556		3,054,379
Treasury shares	18		(968,549)		(755,973)

Total equity			19,071,235		19,126,545

Total liabilities and equity		~~W~~	25,623,074	~~W~~	25,102,834

[1]

The seperate statement of financial position as of December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives as of December 31, 2017 has not been restated.

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Year Ended December 31, 2018 and 2017

(In millions of Korean won, except per share amounts)	Notes	2018		2017
Interest income		~~W~~	6,616	~~W~~	3,889
Interest expense			(122,451)		(101,107)

Net interest expense	20		(115,835)		(97,218)

Fee and commission income			788		738
Fee and commission expense			(5,996)		(8,546)

Net fee and commission expense	21		(5,208)		(7,808)

Net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039)	22		—		745

Net gains on financial assets at fair value through profit or loss	22		18,319		—

Net other operating income	23		1,089,556		709,544

General and administrative expenses	24		(57,845)		(57,485)

Operating profit before provision for credit losses			928,987		547,778
Provision for credit losses			—		—

Operating profit			928,987		547,778

Net non-operating income (expense)	25		(259)		125

Profit before income tax			928,728		547,903
Income tax benefit (expense)	26		(2,823)		5,522

Profit for the year			925,905		553,425

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(1,911)		(491)

Other comprehensive loss for the year, net of tax			(1,911)		(491)

Total comprehensive income for the year		~~W~~	923,994	~~W~~	552,934

Earnings per share
Basic earnings per share	27	~~W~~	2,335		1,388
Diluted earnings per share	27		2,322		1,380

[1]

The seperate statement of comprehensive income for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Separate Statements of Changes in Equity

Year Ended December 31, 2018 and 2017

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

Comprehensive income
Profit for the year		—		—		—		553,425		—		553,425
Remeasurements of net defined benefit liabilities		—		—		(491)		—		—		(491)

Total comprehensive income		—		—		(491)		553,425		—		552,934

Transactions with shareholders
Dividends		—		—		—		(497,969)		—		(497,969)
Acquisition of treasury shares		—		—		—		—		(201,985)		(201,985)
Disposal of treasury shares		—		86,646		—		—		165,102		251,748

Total transactions with shareholders		—		86,646		—		(497,969)		(36,883)		(448,206)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Comprehensive income
Profit for the year		—		—		—		925,905		—		925,905
Remeasurements of net defined benefit liabilities		—		—		(1,911)		—		—		(1,911)

Total comprehensive income		—		—		(1,911)		925,905		—		923,994

Transactions with shareholders
Dividends		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(212,576)		(212,576)

Total transactions with shareholders		—		—		—		(766,728)		(212,576)		(979,304)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

[1]

The seperate statement of changes in equity for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these separate financial statements.

7

KB Financial Group Inc.

Separate Statements of Cash Flows

Year Ended December 31, 2018 and 2017

(In millions of Korean won)	Note	2018		2017
Cash flows from operating activities
Profit for the year		~~W~~	925,905	~~W~~	553,425

Adjustment for non-cash items
Depreciation and amortization			864		604
Share-based payments			551		7,804
Net interest expense			5,198		9,430
Net gains on valuation on financial assets at fair value through profit or loss (under Korean IFRS 1039)			—		12,171
Net gains on valuation on financial assets at fair value through profit or loss			(4,694)		—
Net other expenses			2,118		2,182

			4,037		32,191

Changes in operating assets and liabilities
Deferred income tax assets			2,782		(5,521)
Other assets			(1,046)		(699)
Other liabilities			(7,016)		(9,253)

			(5,280)		(15,473)

Net cash inflow from operating activities			924,662		570,143

Cash flows from investing activities
Acquisition of subsidiaries			—		(1,363,932)
Acquisition of financial assets at fair value through profit or loss			—		(50,000)
Decrease (increase) in loans at amortized cost			(40,000)		19,415
Acquisition of property and equipment			(1,991)		(466)
Disposal of property and equipment			—		2
Acquisition of intangible assets			(866)		(1,073)
Disposal of intangible assets			34		—
Net increase in guarantee deposits paid			(375)		3,498
Other investing activities			(356)		—

Net cash outflow from investing activities			(43,554)		(1,392,556)

Cash flows from financing activities
Increase in debts			298,321		1,621,552
Decrease in debts			(298,485)		(1,671,815)
Increase in debentures			897,872		1,836,114
Decrease in debentures			(688,486)		(149,669)
Dividends paid to shareholders			(766,728)		(497,969)
Acquisition of treasury shares			(224,700)		(185,465)

Net cash inflow (outflow) from financing activities			(782,206)		952,748

Net increase in cash and cash equivalents			98,902		130,335
Cash and cash equivalents at the beginning of the year	28		245,397		115,062

Cash and cash equivalents at the end of the year	28	~~W~~	344,299	~~W~~	245,397

[1]

The seperate statement of cash flows for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

The accompanying notes are an integral part of these separate financial statements.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters is located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2018, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

These financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of December 31, 2018.

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture.

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Amendments to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence. Paragraph 57 of the standard provides a list of such circumstances as examples.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.

•	Enactment of Korean IFRS 2122 Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction, for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

•	Enactment of Korean IFRS 1109 Financial Instruments

The Company has adopted Korean IFRS 1109 Financial Instruments with a date of initial application of January 1, 2018. As permitted by the transition requirements of Korean IFRS 1109, comparative periods have not been restated. The adoption does not have a significant impact on the financial statements.

•	Enactment of Korean IFRS 1115 Revenue from Contracts with Customers

The Company has adopted Korean IFRS 1115 Revenue from Contracts with Customers. As permitted by the transition requirements of Korean IFRS 1115, comparative periods have not been restated. The amendments does not have a significant impact on the financial statements.

Certain new accounting standards and interpretations that have been published but are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below. The Company expects the effect on the financial statements applying the new standard will not be significant, with the exception of the adoption of Korean IFRS 1116 Lease

10

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation Korean IFRS 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Company shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Company shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Company may not need to reassess all contracts, if the Company elects to apply the practical expedient not to apply the standard to contracts that were entered into before the date of initial application. At the date of initial application, the Company will assess whether the contract is, or contains, a lease at inception of a contract.

For a contract that is, or contains, a lease, the Company shall account for each lease component within the contract as a lease separately from non-lease components of the contract. In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. For the all (or partial) lease agreements, or the agreements including lease components, the Company plans to apply account the practical expedient to account for each lease component and any associated non-lease components as a single lease agreement.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). The Company plans not to apply the requirements to real estates rent for single-use (a lease for education and others) and low value assets (e.g. underlying assets below ~~W~~ 5 million and $ 5,000).

In relation with sale and leaseback transactions, the Company(the seller-lessee) shall apply the requirements for determining when a performance obligation is satisfied in Korean IFRS 1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, for those transactions before the date of initial application, the Company shall not reassess them.

The accounting treatment as a lessor did not change significantly from the one under Korean IFRS 1017 Leases. The Bank expects the effect on the financial statements applying the new standard will not be significant as accounting for the Bank, as a lessor, will not significantly change.

A lessee shall apply this standard to its leases either (a) retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or (b) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company plans to apply Korean IFRS 1116 retrospectively with the cumulative effect of initially applying the standard and as such will not restate any comparative information.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116 based on available information as at December 31, 2018 to identify effects on 2019 financial statements.

The total minimum lease payment expected to be paid by the Company in relation to operating leases before discounted to their present value is ~~W~~ 468 million. When the payment is discounted at incremental borrowing rate of the lessee, the total minimum lease payment amounts to ~~W~~ 460 million. As a result of the financial effects on the financial statements analyzed, the Company expects the underlying leased asset and a lease liability as at December 31, 2018 to be increased by ~~W~~ 684 million and ~~W~~ 460 million, respectively. The difference between the right-of-use asset and the lease liability has been arising from the adjustments made at the right-of-use asset for the lease contracts entered before the date of the adoption of this standard. On the other hand, the results of the assessment may change due to additional information that the Company may obtain after the assessment.

Enactment, Amendments and Annual Improvements

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

12

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Recognition and Measurement of Financial Instruments

3.1.1 Initial recognition

The Company recognizes a financial asset or a financial liability in its statement of financial position when the Company becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Company classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost. The Company classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the separate financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.1.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

14

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition:

•	minus the principal repayments

•	plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount

•	or any reduction (directly or through the use of an allowance account) due to impairment or uncollectibility

Fair value

Fair values, which the Company primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company uses valuation models that are commonly used by market participants and customized for the Company to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Company uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the statements of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2 :	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

15

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.1.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Company derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Company has not retained control. If the Company neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Company continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Company transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Company continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Company writes off financial assets in its entirety or to a portion thereof when the principal and interest on the principal amount outstanding are determined to be no longer recoverable. In general, the Company considers write-off if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated. The write-off decision is made in accordance with internal regulations and may require approval from external institution, if necessary. After the write-off, the Company can collect the written-off loans continuously according to the internal policy. Recovered amounts of financial assets previously written-off are recognized at profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.1.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the separate statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

16

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.2 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.3 Non-derivative Financial Assets

3.3.1 Financial assets at fair value through profit or loss

Financial assets classified as held for trading, financial assets designated by the Company as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Company may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in the statement of comprehensive income.

3.3.2 Financial assets at fair value through other comprehensive income

The Company classifies below financial assets as financial assets at fair value through other comprehensive income;

•

debt instruments with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or;

•

equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in income as interest income or expense, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

3.3.3 Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.4 Expected Credit Loss of Financial Assets (Debt Instruments)

The Company measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset.

18

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

One or more of the following items is deemed significant increase in credit risk. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Company determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	debt restructuring (except for impaired financial assets); and

•	credit delinquency information on Korea Federation of Banks, and etc.

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Company uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Company generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due;

•	legal proceedings related to collection;

•	a borrower that has received a warning from the Korea Federation of banks;

•	corporate borrowers that are rated C or D;

•	debt restructuring.

3.4.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward looking information used in calculation of expected credit loss is derived by KB Financial Group Research Institute after comprehensive consideration of a variety of factors including scenario in management planning, third party forecast, and others.

3.4.2 Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

19

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cashflows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default(PD) on a group of assets and Loss Given Default(LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as at the end of the reporting period is calculated by product of carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

3.4.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

3.5 Revenue Recognition

The Company recognizes revenues in accordance with the following revenue recognition standard:

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.5.1 Interest income and expense

Interest income of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and expense are recognized in statements of comprehensive income using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid (main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Company uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Interest earned arising from debt investments at fair value through profit or loss is also classified as interest income in statements of comprehensive income.

3.5.2 Fee and commission income

The Company recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. Fees which can be earned through the certain periods, including account servicing fees, investment management fees, and etc, are recognized when the related services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

3.5.3 Net gains/losses on financial instruments at fair value through profit or loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the condition of hedge accounting

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.5.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as relevant items on statements of profit or loss and other comprehensive income in accordance with the classification of equity instruments.

3.6 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS 1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.7 Property and Equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.8 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 19 years

The amortization period and the amortization method for intangible assets with a definite or limited useful life are reviewed at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to definite or limited useful life is accounted for as a change in an accounting estimate.

3.9 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.10 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

23

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.11 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted from the equity.

3.12 Employee Compensation and Benefits

3.12.1 Post-employment benefit:

Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.12.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.12.3 Share-based payment

The Company has share grant programs to directors and employees of the Company. When the stock grants are exercised, the Company can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.12.4 Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

3.13 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Company, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Company recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.14 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.15 Operating Segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with Korean IFRS 1108, Operating Segments.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Due from financial institutions	~~W~~	344,302
Loans at amortized cost		50,000
Other financial assets		17,116

	~~W~~	411,418

(In millions of Korean won)	2017
Due from financial institutions	~~W~~	245,400
Loans		10,000
Other financial assets		16,207

	~~W~~	271,607

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the other comprehensive income.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Loans as of December 31, 2018 are classified as follows:

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost Corporate
Grade 1	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	50,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	50,000

Credit quality of loans graded according to the probability of default as of December 31, 2018 is as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

Loans as of December 31, 2017 are classified as follows:

(In millions of Korean won)	2017
	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	~~W~~	10,000	100.00
Past due but not impaired		—	—
Impaired		—	—

		10,000	100.00

Less: Allowances		—	—

Carrying amount	~~W~~	10,000	100.00

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Credit quality of loans that are neither past due nor impaired are as follows:

Corporate Loans
(In millions of Korean won)	December 31, 2017
Grade 1	~~W~~	10,000
Grade 2		—
Grade 3		—
Grade 4		—
Grade 5		—

	~~W~~	10,000

Credit quality of loans graded according to the probability of default as of December 31, 2017 is as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of December 31, 2018, is classified as follows:

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments applying credit loss model		Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302
Grade 2		—		—		—		—		—		—
Grade 3		—		—		—		—		—		—
Grade 4		—		—		—		—		—		—
Grade 5		—		—		—		—		—		—

	~~W~~	344,302	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,302

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

Details of the Company’s corporate loans by industry as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

	~~W~~	50,000	100.00	~~W~~	—	~~W~~	50,000

(In millions of Korean won)	2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

Details of the Company’s due from financial institutions by industry as of December 31, 2018 are as follows:

(In millions of Korean won)	2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial Institutions	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

Details of the Company’s due from financial institutions by country as of December 31, 2018 are as follows:

(In millions of Korean won)	2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

	~~W~~	344,302	100.00	~~W~~	—	~~W~~	344,302

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities. The Company discloses the analysis of remaining contractual maturity of financial assets and liabilities by maturity group; such as, on demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	284,350	~~W~~	20,030	~~W~~	40,178	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,558
Financial assets at fair value through profit or loss[2]		—		—		—		—		—		289,179		289,179
Loans at amortized cost		—		—		—		51,075		—		—		51,075
Other financial assets		—		1,532		—		14,399		—		—		15,931

	~~W~~	284,350	~~W~~	21,562	~~W~~	40,178	~~W~~	65,474	~~W~~	—	~~W~~	289,179	~~W~~	700,743

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000
Debentures		—		6,009		103,180		870,199		3,636,044		1,187,038		5,802,470
Other financial liabilities		—		7,555		—		—		—		—		7,555

	~~W~~	—	~~W~~	13,564	~~W~~	403,180	~~W~~	870,199	~~W~~	3,636,044	~~W~~	1,187,038	~~W~~	6,110,025

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	245,437	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245,437
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		284,485		284,485
Loans		—		—		—		10,096		—		—		10,096
Other financial assets		—		795		—		14,699		—		—		15,494

	~~W~~	245,437	~~W~~	795	~~W~~	—	~~W~~	24,795	~~W~~	—	~~W~~	284,485	~~W~~	555,512

Financial liabilities
Debts	~~W~~	—	~~W~~	494	~~W~~	300,462	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,956
Debentures		—		2,726		24,121		767,259		3,592,586		1,192,247		5,578,939
Other financial liabilities		—		19,942		—		—		—		—		19,942

	~~W~~	—	~~W~~	23,162	~~W~~	324,583	~~W~~	767,259	~~W~~	3,592,586	~~W~~	1,192,247	~~W~~	5,899,837

[1]	The amount of ~~W~~ 3 million, which is restricted due from the financial institutions as of December 31, 2018 and 2017, is excluded.
[2]

Financial assets at fair value through profit or loss and financial assets designated at fair value through profit or loss are hybrid capital instruments and are included in the ‘Over 5 years’ category according to their remaining contractual maturity because the assets’ point of sale is uncertain.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value of future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value of items in the statement of financial position and cash flows relating to interest income and interest cost incurred from investing and financing activities change due to interest rate fluctuation.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk(VaR) for the interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.9% confidence level. The measurement results of risk as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Interest rate VaR	~~W~~	149,774	~~W~~	159,530

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.5 Capital Adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Company is required to maintain a minimum Common Equity Tier 1 ratio of at least 7.125%(2017: 6.25%), a minimum Tier 1 ratio of 8.625%(2017: 7.75%) and a minimum Total Regulatory Capital ratio of 10.625%(2017: 9.75%) as of December 31, 2018.

The Company’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies as below:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Company, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Company that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Company. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Company. The Company calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Company assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and Internal Capital (amount of capital enough to cover all significant risks under target credit rate set by the Company). The Company monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Company measures, allocates and monitors Internal Capital by risk type and subsidiaries.

The Risk Management Council of the Company determines the Company’s risk appetite and allocates Internal Capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated Internal Capital. The Risk Management Department of the Company monitors the limit on Internal Capital and reports the results to management and the Risk Management Council. The Company maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the Internal Capital is expected to exceed the limits due to new business or business expansion.

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the Company’s capital adequacy calculation in line with Basel III, as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Equity Capital:	~~W~~	34,476,172	~~W~~	32,401,580
Tier 1 Capital		32,993,826		31,059,475
Common Equity Tier 1 Capital		32,993,826		31,059,475
Additional Tier 1 Capital		—		—
Tier 2 Capital		1,482,346		1,342,105
Risk-weighted assets:		236,099,017		212,777,226
Equity Capital (%):		14.60		15.23
Tier 1 Capital (%)		13.97		14.60
Common Equity Tier 1 Capital (%)		13.97		14.60

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss	~~W~~	289,179	~~W~~	289,179
Financial assets at amortized cost
Due from financial institutions		344,302		344,302
Loans		50,000		50,000
Other financial assets		17,116		17,116

	~~W~~	700,597	~~W~~	700,597

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	300,000	~~W~~	300,000
Debentures		5,373,266		5,398,656
Other financial liabilities		19,953		19,953

	~~W~~	5,693,219	~~W~~	5,718,609

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	284,485	~~W~~	284,485
Loans and receivables
Due from financial institutions		245,400		245,400
Loans		10,000		10,000
Other financial assets		16,207		16,207

	~~W~~	556,092	~~W~~	556,092

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	300,000	~~W~~	300,000
Debentures		5,162,600		5,094,561
Other financial liabilities		29,963		29,963

	~~W~~	5,492,563	~~W~~	5,424,524

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF (Discounted Cash Flow) model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of December 31, 2018 and 2017, is as follows:

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	289,179	~~W~~	289,179

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	284,485	~~W~~	284,485

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	284,302	~~W~~	60,000	~~W~~	344,302
Loans at amortized cost[2]		—		—		50,000		50,000
Other financial assets[3]		—		—		17,116		17,116

	~~W~~	—	~~W~~	284,302	~~W~~	127,116	~~W~~	411,418

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	300,000	~~W~~	—	~~W~~	300,000
Debentures		—		5,398,656		—		5,398,656
Other financial liabilities[3]		—		—		19,953		19,953

	~~W~~	—	~~W~~	5,698,656	~~W~~	19,953	~~W~~	5,718,609

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	245,400	~~W~~	—	~~W~~	245,400
Loans[2]		—		—		10,000		10,000
Other financial assets[3]		—		—		16,207		16,207

	~~W~~	—	~~W~~	245,400	~~W~~	26,207	~~W~~	271,607

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	300,000	~~W~~	—	~~W~~	300,000
Debentures		—		5,094,561		—		5,094,561
Other financial liabilities[3]		—		—		29,963		29,963

	~~W~~	—	~~W~~	5,394,561	~~W~~	29,963	~~W~~	5,424,524

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]

Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values. And because due from financial institutions classified as level 3 are due from financial institutions with residual maturity of less than 3 months, carrying amounts are reasonable approximations of fair values.

[2]	Because loans at amortized cost and loans classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	Because debentures classified as level 2 are liabilities with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.

Valuation techniques and inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2018		2017
Financial liabilities
Debentures	~~W~~	5,398,656	~~W~~	5,094,561	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2018 and 2017, are as follows:

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018
	Financial assets at fair value through profit or loss
Beginning balance	~~W~~	284,485
Total gains or losses
- Profit or loss for the period		4,694
- Other comprehensive income		—
Purchases		—
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	289,179

(In millions of Korean won)	2017
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	246,656
Total gains or losses
- Profit or loss for the period		(12,171)
- Other comprehensive income		—
Purchases		50,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	284,485

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Gains (losses) from financial investments at fair value through profit or loss	Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~ 4,694	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~ 4,694	~~W~~	—	~~W~~	—

(In millions of Korean won)	2017
	Gains (losses) from financial investments at fair value through profit or loss (under Korean IFRS 1039)	Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~ (12,171)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~ (12,171)	~~W~~	—	~~W~~	—

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

5.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities	~~W~~	289,179	Hull and White Model, Monte Carlo Simulation	Discount rate Volatility of interest rate	2.43 ~ 4.80 0.47	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	284,485	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate Volatility of interest rate	2.44 ~ 5.10 0.50	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are derivative-linked securities whose fair value changes are recognized in profit or loss.

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	5,882	~~W~~	(5,782)	~~W~~	—	~~W~~	—

(In millions of Korean won)	2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	8,563	~~W~~	(8,314)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

6. Due from Financial Institution

Details of due from financial institution as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of December 31, 2018)	2018		2017
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.75	~~W~~	69,621	~~W~~	46,062
		Standard Chartered Bank	1.55		41,350		60,694
		The Korea Securities Finance Corporation	1.79		100,000		—
		BNK Busan Bank	1.75		133,331		138,644

				~~W~~	344,302	~~W~~	245,400

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	344,299	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	344,299

(In millions of Korean won)	2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	245,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245,397

Restricted cash from financial institution as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Financial Institution	2018		2017		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

7. Financial assets at fair value through profit or loss and financial assets at fair value through profit or loss (under Korean IFRS 1039)

Details of financial assets at fair value through profit or loss and financial assets at fair value through profit or loss (under Korean IFRS 1039) as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Financial Assets at Fair Value through Profit or Loss and Financial Assets at Fair Value through Profit or Loss (under Korean IFRS 1039)
Derivative-linked securities	~~W~~	289,179	~~W~~	284,485

8. Loans at Amortized Cost

Details of loans at amortized cost as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Loans at amortized cost	~~W~~	50,000	~~W~~	10,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	50,000	~~W~~	10,000

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2018 is as follows:

(In millions of Korean won)	2018
	Retail		Corporate		Credit card		Total
Loans	~~W~~	—	~~W~~	50,000	~~W~~	—	~~W~~	50,000

		—		50,000		—		50,000

Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		—		—		—

	~~W~~	—	~~W~~	50,000	~~W~~	—	~~W~~	50,000

9. Investments in Subsidiaries

Details of subsidiaries as of December 31, 2018, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

Investments in subsidiaries as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	As of December 31, 2018		2018		2017
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	21,492,128	100.00		573,811		573,811
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	24,062,116	~~W~~	24,062,116

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2017
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

10. Property and Equipment

Details of property and equipment as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	1,034		~~W~~ (842)	~~W~~	—	~~W~~	192
Equipment and others		5,455		(3,462)		—		1,993

	~~W~~	6,489	~~W~~	(4,304)	~~W~~	—	~~W~~	2,185

(In millions of Korean won)	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	823		~~W~~ (747)	~~W~~	—	~~W~~	76
Equipment and others		3,675		(3,054)		—		621

	~~W~~	4,498	~~W~~	(3,801)	~~W~~	—	~~W~~	697

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	76	~~W~~	211	~~W~~	—	~~W~~	(95)	~~W~~	192
Equipment and others		621		1,780		—		(408)		1,993

	~~W~~	697	~~W~~	1,991	~~W~~	—	~~W~~	(503)	~~W~~	2,185

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	112	~~W~~	32	~~W~~	—	~~W~~	(68)	~~W~~	76
Equipment and others		357		434		(2)		(168)		621

	~~W~~	469	~~W~~	466	~~W~~	(2)	~~W~~	(236)	~~W~~	697

11. Intangible Assets

Details of intangible assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,679	~~W~~	(2,748)	~~W~~	—	~~W~~	931
Membership rights		9,623		—		(1,814)		7,809
Other intangible assets		4,635		(3,729)		—		906

	~~W~~	17,937	~~W~~	(6,477)	~~W~~	(1,814)	~~W~~	9,646

(In millions of Korean won)	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,072	~~W~~	(2,580)	~~W~~	—	~~W~~	492
Membership rights		9,657		—		(1,864)		7,793
Other intangible assets		4,116		(3,537)		—		579

	~~W~~	16,845	~~W~~	(6,117)	~~W~~	(1,864)	~~W~~	8,864

The changes in intangible assets for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Amortization		Reversal[1]		Ending
Software	~~W~~	492	~~W~~	607	~~W~~	—	~~W~~	(168)	~~W~~	—	~~W~~	931
Membership rights		7,793		—		(34)		—		50		7,809
Other intangible assets		579		520		—		(193)		—		906

	~~W~~	8,864	~~W~~	1,127	~~W~~	(34)	~~W~~	(361)	~~W~~	50	~~W~~	9,646

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Amortization		Reversal[1]		Ending
Software	~~W~~	165	~~W~~	456	~~W~~	—	~~W~~	(129)	~~W~~	—	~~W~~	492
Membership rights		7,569		126		—		—		98		7,793
Other intangible assets		358		460		—		(239)		—		579

	~~W~~	8,092	~~W~~	1,042	~~W~~	—	~~W~~	(368)	~~W~~	98	~~W~~	8,864

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]

Impairment loss for membership rights of intangible assets with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Reversal		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(1,864)	~~W~~	50	~~W~~	—	~~W~~	(1,814)

(In millions of Korean won)	2017
	Beginning		Reversal		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(1,962)	~~W~~	98	~~W~~	—	~~W~~	(1,864)

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,922	~~W~~	—	~~W~~	2,922
Membership rights		499		—		499
Defined benefit obligation		2,523		—		2,523
Plan assets		—		(1,604)		(1,604)
Short-term employee benefits		748		—		748
Gains (loss) on valuation of hybrid capital instruments		2,976		—		2,976
Others		120		—		120

		9,788		(1,604)		8,184

Offsetting of deferred tax assets and liabilities		(1,604)		1,604		—

	~~W~~	8,184	~~W~~	—	~~W~~	8,184

(In millions of Korean won)	2017
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	4,158	~~W~~	—	~~W~~	4,158
Membership rights		513		—		513
Defined benefit obligation		1,597		—		1,597
Plan assets		—		(948)		(948)
Short-term employee benefits		571		—		571
Gains (loss) on valuation of hybrid capital instruments		4,267		—		4,267
Others		124		—		124

		11,230		(948)		10,282

Offsetting of deferred tax assets and liabilities		(948)		948		—

	~~W~~	10,282	~~W~~	—	~~W~~	10,282

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 2,896,164 million, ~~W~~ 66,162 million and ~~W~~ 51,742 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2018, due to the uncertainty that all these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 2,395,805 million associated with investments in subsidiaries as of December 31, 2018, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

The changes in cumulative temporary differences for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	15,121	~~W~~	5,048	~~W~~	551	~~W~~	10,624
Membership rights		1,864		50		—		1,814
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,808		1,393		4,760		9,175
Short-term employee benefits		2,077		2,077		2,721		2,721
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Gains(loss) on valuation of hybrid capital instruments		15,515		4,693		—		10,822
Others		451		416		404		439

		3,054,904		13,677		8,436		3,049,663

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		40,836						35,595

Tax rate (%)[1]		27.5						27.5

Deferred income tax assets from deductible temporary differences	~~W~~	11,230					~~W~~	9,788

Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(3,449)		(1,393)		(3,779)		(5,835)

		(2,399,254)		(1,393)		(3,779)		(2,401,640)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(3,449)						(5,835)

Tax rate (%)[1]		27.5						27.5

Deferred income tax liabilities from taxable temporary differences	~~W~~	(948)					~~W~~	(1,604)

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	9,045	~~W~~	1,728	~~W~~	7,804	~~W~~	15,121
Membership rights		1,962		100		2		1,864
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,236		2,199		2,771		5,808
Short-term employee benefits		1,573		1,573		2,077		2,077
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Gains(loss) on valuation of hybrid capital instruments		3,344		—		12,171		15,515
Others		905		822		368		451

	~~W~~	3,034,801	~~W~~	6,422	~~W~~	25,193	~~W~~	3,054,904

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

	~~W~~	22,065					~~W~~	40,836

Tax rate (%)[1]		24.2						27.5

Deferred income tax assets from deductible temporary differences	~~W~~	5,340					~~W~~	11,230
Taxable temporary differences
Investments in subsidiaries		(2,395,805)		—		—		(2,395,805)
Plan assets		(3,041)		(2,199)		(2,607)		(3,449)

	~~W~~	(2,398,846)	~~W~~	(2,199)	~~W~~	(2,607)	~~W~~	(2,399,254)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(3,041)						(3,449)

Tax rate (%)[1]		24.2						27.5

Deferred income tax liabilities from taxable temporary differences	~~W~~	(736)					~~W~~	(948)

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the rate of 27.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2018.

13. Other Assets

Details of other assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other financial assets
Receivables	~~W~~	675	~~W~~	55
Accrued income		2,251		1,635
Guarantee deposits		14,190		14,517

		17,116		16,207

Other non-financial assets
Receivables		838,450		463,012
Prepaid expenses		1,763		1,532
Advanced payments		133		38

		840,346		464,582

	~~W~~	857,462	~~W~~	480,789

14. Debts

Debts as of December 31, 2018 and 2017, consist of:

(In millions of Korean won)	2018		2017
Borrowings	~~W~~	300,000	~~W~~	300,000

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of borrowings as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)		Lender	Annual interest rates (%) As of December 31, 2018	2018		2017
Borrowings in Korean won	Other borrowings	SK Securities Co., Ltd.	—	~~W~~	—	~~W~~	150,000
		KB Securities Co., Ltd	—		—		150,000
		MERITZ Securities Co., Ltd	2.27		300,000		—

				~~W~~	300,000	~~W~~	300,000

The maturities of debts as of December 31, 2018 and 2017 are as follows:

(In millions of Korean won)	2018
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Borrowings in Korean won	~~W~~ 300,000	~~W~~ —	~~W~~ —	~~W~~ —	~~W~~ —	~~W~~ 300,000

(In millions of Korean won)	2017
	Up to 3 months	3~6 months	6~12 months	1~3 years	Over 3 years	Total
Borrowings in Korean won	~~W~~ 300,000	~~W~~ —	~~W~~ —	~~W~~ —	~~W~~ —	~~W~~ 300,000

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

15. Debentures

Details of debentures as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates (%) As of December 31, 2018		December 31, 2018		December 31, 2017
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	—	~~W~~	—	~~W~~	130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65		70,000		70,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	—		—		150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	—		—		80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	—		—		130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		180,000		180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		240,000		240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		170,000		170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-1	Aug. 25, 2016	Aug. 24, 2018	—		—		200,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		50,000		50,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		70,000
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		150,000		150,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		—
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		—
Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		—
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		—
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		—
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		—
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		—
Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		—
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		—
Unguaranteed debentures No. 34-1	July 25, 2018	July 23, 2021	2.41		40,000		—
Unguaranteed debentures No. 34-2	July 25, 2018	July 25, 2023	2.65		70,000		—
Unguaranteed debentures No. 34-3	July 25, 2018	July 25, 2025	2.71		20,000		—
Unguaranteed debentures No. 34-4	July 25, 2018	July 25, 2028	2.76		20,000		—
Unguaranteed debentures No. 35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		—

					5,380,000		5,170,000
	Less: Discount on debentures				(6,734)		(7,400)

				~~W~~	5,373,266	~~W~~	5,162,600

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The maturities of debentures as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	80,000	~~W~~	570,000	~~W~~	220,000	~~W~~	1,910,000	~~W~~	2,600,000	~~W~~	5,380,000

(In millions of Korean won)	2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	150,000	~~W~~	540,000	~~W~~	1,810,000	~~W~~	2,670,000	~~W~~	5,170,000

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in debentures based on face value for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,170,000	~~W~~	900,000	~~W~~	(690,000)	~~W~~	5,380,000

(In millions of Korean won)	2017
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	3,480,000	~~W~~	1,840,000	~~W~~	(150,000)	~~W~~	5,170,000

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)
Current service cost		1,925		—		1,925
Interest cost (income)		479		(485)		(6)
Remeasurements:
Actuarial gains and losses by changes in financial assumptions		1,205		—		1,205
Actuarial gains and losses by experience adjustments		1,151		—		1,151
Return on plan assets (excluding amounts included in interest income)		—		280		280
Contributions		—		(4,172)		(4,172)
Payments from plans (benefit payments)		(1,393)		1,393		—
Payments from the Company		(38)		—		(38)
Transfer in		2,883		(2,844)		39
Transfer out		(2,443)		2,443		—

Ending	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,075	~~W~~	(15,268)	~~W~~	(193)
Current service cost		1,870		—		1,870
Interest cost (income)		390		(395)		(5)
Remeasurements:
Actuarial gains and losses by changes in financial assumptions		(533)		—		(533)
Actuarial gains and losses by experience adjustments		960		—		960
Return on plan assets (excluding amounts included in interest income)		—		220		220
Contributions		—		(2,541)		(2,541)
Payments from plans (benefit payments		(2,199)		2,199		—
Payments from the Company		(63)		—		(63)
Transfer in		2,885		(2,801)		84
Transfer out		(1,791)		1,791		—

Ending	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of the net defined benefit liabilities (assets) as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Present value of defined benefit obligation	~~W~~	20,363	~~W~~	16,594
Fair value of plan assets		(20,180)		(16,795)

Net defined benefit liabilities (assets)	~~W~~	183	~~W~~	(201)

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Current service cost	~~W~~	1,925	~~W~~	1,870
Net interest expenses of net defined benefit liabilities		(6)		(5)

Post-employment benefits	~~W~~	1,919	~~W~~	1,865

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Remeasurements
Return on plan assets (excluding amounts included in interest income)	~~W~~	(280)	~~W~~	(220)
Actuarial gains and losses		(2,356)		(427)
Income tax effects		725		156

Remeasurements after income tax	~~W~~	(1,911)	~~W~~	(491)

Plan assets as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	20,180	~~W~~	20,180

(In millions of Korean won)	2017
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	16,795	~~W~~	16,795

Key actuarial assumptions used as of December 31, 2018 and 2017, are as follows:

	2018	2017
Discount rate (%)	2.30	2.90
Future salary increase rate (%)	3.75	3.75
Turnover (%)	1	1

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Mortality assumptions are based on the 8th experience-based mortality table (retirement pension) of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2018, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%p.	4.95 decrease	5.30 increase
Salary increase rate (%)	0.5%p.	5.44 increase	5.13 decrease
Turnover (%)	0.5%p.	0.45 decrease	0.47 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits (including expected future benefits) as of December 31, 2018, are as follows:

(In millions of Korean won)	Up to 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	~~W~~	190	~~W~~	676	~~W~~	2,866	~~W~~	13,095	~~W~~	41,789	~~W~~	58,616

The weighted average duration of the defined benefit obligation is 10.5 years.

Expected contribution to plan assets for periods after December 31, 2018, is estimated to be approximately ~~W~~ 2,200 million.

17. Other Liabilities

Details of other liabilities as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other financial liabilities
Payables	~~W~~	7,375	~~W~~	19,442
Accrued expenses		12,578		10,521

		19,953		29,963

Other non-financial liabilities
Payables		49,348		36,899
Accrued expenses		116,800		137,243
Withholding taxes		380		730

		166,528		174,872

	~~W~~	186,481	~~W~~	204,835

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

18. Equity

18.1 Share Capital

Details of share capital and number of issued shares as of December 31, 2018 and 2017, are as follows:

	2018		2017
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in shares outstanding for the years ended December 31, 2018 and 2017, are as follows:

(In number of shares)	2018	2017
Beginning	399,037,583	398,357,724
Increase	—	4,440,000
Decrease	(3,486,286)	(3,760,141)

Ending	395,551,297	399,037,583

18.2 Capital Surplus

Details of capital surplus as of December 31, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	2018		2017
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646

	~~W~~	14,742,814	~~W~~	14,742,814

18.3 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(5,233)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(5,233)	~~W~~	(2,636)	~~W~~	725	~~W~~	(7,144)

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2017
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,742)	~~W~~	(647)	~~W~~	156	~~W~~	(5,233)

18.4 Retained Earnings

Details of retained earnings as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Legal reserves	~~W~~	390,216	~~W~~	334,873
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,374		2,498
Retained earnings before appropriation		1,838,966		1,735,008

	~~W~~	3,213,556	~~W~~	3,054,379

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Appropriation of retained earnings

(Expected date of appropriation for 2018: March 27, 2019)

(Date of appropriation for 2017: March 23, 2018)

(In millions of Korean won)	2018		2017
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	913,061	~~W~~	1,181,583
Profit for the year		925,905		553,425

		1,838,966		1,735,008

Transfers such as discretionary reserves
Regulatory reserve for credit losses		—		124

		—		124

Appropriation of retained earnings
Legal reserve		92,591		55,343
Regulatory reserve for credit losses		2,084		—
Cash dividends		759,736		766,728
(Dividends per common share: ~~W~~ 1,920(38.4%) in 2018) (Dividends per common share: ~~W~~ 1,920(38.4%) in 2017)

		854,411		822,071

Unappropriated retained earnings to be carried forward	~~W~~	984,555	~~W~~	913,061

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2018 and 2017, are as follows:

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018		2017
Beginning	~~W~~	2,374	~~W~~	2,498
Estimated amounts subject to provision (reversal)		2,084		(124)

Ending	~~W~~	4,458	~~W~~	2,374

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won, except per share amounts)	2018		2017
Provision of regulatory reserve for credit losses	~~W~~	2,084	~~W~~	(124)
Adjusted profit after provision of regulatory reserve for credit losses[1]		923,821		553,549
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,330		1,388
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	~~W~~	2,316	~~W~~	1,380

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

18.5 Treasury Shares

Changes in treasury shares outstanding for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won and in number of shares)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,073,954		3,486,286		—		22,560,240
Carrying amount[1]	~~W~~	755,973	~~W~~	212,576	~~W~~	—	~~W~~	968,549

[1]

For the year ended December 31, 2018, the treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd., which was signed in 2017, was terminated. In order to increase shareholder value, the Company entered into another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2018.

(In millions of Korean won and in number of shares)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,753,813		3,760,141		4,440,000		19,073,954
Carrying amount[1]	~~W~~	719,090	~~W~~	201,985	~~W~~	165,102	~~W~~	755,973

[1]

For the year ended December 31, 2017, the treasury stock trust agreement of ~~W~~800,000 million with Samsung Securities Co., Ltd., which was signed in previous year, was terminated. In order to increase shareholder value, the Company entered into another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2017.

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

19. Dividends

The dividends paid to the shareholders of the Company in 2018 and 2017 were ~~W~~ 766,728 million (~~W~~ 1,920 per share) and ~~W~~ 497,969 million (~~W~~1,250 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2018, amounting to total dividends of ~~W~~ 759,736 million(~~W~~ 1,920 per share) is to be proposed at the annual general meeting on March 27, 2019. The Company’s separate financial statements as of December 31, 2018, do not reflect this dividend payable.

20. Net Interest Expense

Interest income (expense) and net interest expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Interest income
Due from financial institutions	~~W~~	5,748	~~W~~	3,481
Loans		619		146
Other		249		262

		6,616		3,889

Interest expense
Debts		1,458		7,996
Debentures		120,993		93,111

		122,451		101,107

Net interest expense	~~W~~	(115,835)	~~W~~	(97,218)

21. Net Fee and Commission Expense

Fee and commission income (expense) and net fee and commission expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Fee and commission income
Fees in Korean won	~~W~~	788	~~W~~	738
Fee and commission expense
Fees paid in Korean won		5,867		8,380
Fees paid in foreign currency		129		166

		5,996		8,546

Net fee and commission expense	~~W~~	(5,208)	~~W~~	(7,808)

22. Net Gains on Financial Assets at Fair Value through Profit or Loss and Net Gains on Financial Assets at Fair Value through Profit or Loss (under Korean IFRS 1039)

Net gains on financial assets at fair value through profit or loss and net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039) consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values.

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of net gains on financial assets at fair value through profit or loss and net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039) as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
Gains related to financial instruments at fair value through profit or loss
Dividend income on financial assets at fair value through profit or loss	~~W~~	13,625
Gains on valuation on financial assets at fair value through profit or loss		4,694

		18,319

Losses related to financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss		—

Net gains on financial instruments at fair value through profit or loss	~~W~~	18,319

(In millions of Korean won)	2017
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	12,916
Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		12,171

Net gains on financial instruments at fair value through profit or loss	~~W~~	745

23. Net Other Operating Income

Other operating income or other operating expense for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Other operating income
Dividend income from subsidiaries	~~W~~	1,089,556	~~W~~	693,660
Dividend income from associate		—		15,884

		1,089,556		709,544

Net other operating income	~~W~~	1,089,556	~~W~~	709,544

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

24. General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	27,021	~~W~~	24,870
Salaries and other short-term employee benefits - Others		4,508		4,000
Post employment benefits - defined benefit plans		1,919		1,865
Post employment benefits - defined contribution plans		85		26
Share-based payments		551		7,804

		34,084		38,565

Depreciation and amortization		864		604

Other general and administrative expenses
Travel		833		777
Communications		520		497
Tax and dues		326		268
Publication		250		225
Rental expense		1,503		1,620
Vehicle		153		155
Service fees		10,122		7,263
Advertising		909		839
Training		1,130		642
Others		7,151		6,030

		22,897		18,316

	~~W~~	57,845	~~W~~	57,485

Share-based Payments

The Company entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

Details of stock grants linked to long-term performance as of December 31, 2018, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 17	Jan. 01, 2017	16,579	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market performance (35%)[3], Achievement of targets on the basis of non-market performance (65%)[5]

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
Series 20	Jan. 01, 2018	35,330	Services fulfillment, Achievement of targets on the basis of market performance (30~50%)[3], Achievement of targets on the basis of non-market performance (50~70%)[4]
Deferred grant	2012	5,415	Satisfied in 2012
Deferred grant	2013	588	Satisfied in 2013
Deferred grant	2015	15,154	Satisfied in 2015
Deferred grant	2016	14,538	Satisfied in 2016
Deferred grant	2017	73,473	Satisfied in 2017

		215,411

Kookmin Bank
Series 69	Jan. 01, 2017	173,030	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 71	Aug. 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 72	Aug. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Series 74	Jan. 01, 2018	190,536	Services fulfillment, Achievement of targets on the basis of market performance (30~50%), Achievement of targets on the basis of non-market performance (50~70%)
Deferred grant	2015	33,050	Satisfied
Deferred grant	2016	110,967	Satisfied
Deferred grant	2017	139,697	Satisfied

		685,039

Other subsidiaries
Stock granted in 2010	—	206	Services fulfillment, Achievement of targets on the basis of market performance (10~50%), Achievement of targets on the basis of non-market performance (50~90%)
Stock granted in 2011	—	382
Stock granted in 2012	—	1,540
Stock granted in 2013	—	2,093
Stock granted in 2014	—	1,885
Stock granted in 2015	—	11,533
Stock granted in 2016	—	122,494
Stock granted in 2017	—	297,384
Stock granted in 2018	—	147,034

		584,551

		1,485,001

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return) : ((fair value at contract end date-fair value at contract commencement date) + (total dividend paid for the period)) / fair value at contract commencement date

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Accomplishment of Non-Banking performance

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performances as of December 31, 2018, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	474	Satisfied
Stock granted in 2015	Jan. 01, 2015	13,516	Satisfied
Stock granted in 2016	Jan. 01, 2016	16,526	Satisfied
Stock granted in 2017	Jan. 01, 2017	16,855	Satisfied
Stock granted in 2018	Jan. 01, 2018	23,216	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	58,366	Satisfied
Stock granted in 2016	Jan. 01, 2016	83,794	Satisfied
Stock granted in 2017	Jan. 01, 2017	80,331	Satisfied
Stock granted in 2018	Jan. 01, 2018	109,871	Proportional to service period
Other subsidiaries
Stock granted in 2015	—	67,912	Satisfied
Stock granted in 2016	—	149,326	Satisfied
Stock granted in 2017	—	335,401	Satisfied
Stock granted in 2018	—	286,707	Proportional to service period

64

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2018, are as follows:

	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 17	1.75	40,224~47,153	40,224~47,153
Series 18	1.75	41,473~45,236	41,473~45,236
Series 19	1.75	36,941~40,362	40,368~44,107
Series 20	1.75	39,641~44,580	40,224~45,236
Deferred grant in 2012	1.75	—	34,180~40,662
Deferred grant in 2013	1.75	—	31,245~38,404
Deferred grant in 2015	1.75	—	39,077~47,153
Deferred grant in 2016	1.75	—	40,224~47,153
Deferred grant in 2017	1.75	—	41,473~47,153
(Kookmin Bank)
Series 69	1.75	40,224~47,153	40,224~47,153
Series 71	1.75	41,473~45,236	41,473~45,236
Series 72	1.75	41,473~45,236	41,473~45,236
Series 73	1.75	41,614~45,382	41,614~45,382
Series 74	1.75	38,510~44,580	39,077~45,236
Grant deferred in 2015	1.75	—	42,682~47,153
Grant deferred in 2016	1.75	—	40,224~47,153
Grant deferred in 2017	1.75	—	41,473~47,153
(Other subsidiaries)
Share granted in 2010	1.75	—	43,965~47,153
Share granted in 2011	1.75	—	43,965~47,153
Share granted in 2012	1.75	—	43,965~47,153
Share granted in 2013	1.75	—	43,965~47,153
Share granted in 2014	1.75	—	43,965~47,153
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	42,682~47,153	40,224~47,153
Share granted in 2017	1.75	39,077~47,153	39,077~47,153
Share granted in 2018	1.75	36,769~44,580	37,840~46,317
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	1.75	—	40,662
Share granted in 2011	1.75	—	38,111~40,662
Share granted in 2012	1.75	—	34,180~40,662
Share granted in 2013	1.75	—	31,245~37,881
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	—	37,840~47,153
Share granted in 2017	1.75	—	40,224~47,153
Share granted in 2018	1.75	—	40,224~47,153
(Kookmin Bank)
Share granted in 2015	1.75	—	40,224~47,153
Share granted in 2016	1.75	—	39,077~47,153
Share granted in 2017	1.75	—	39,077~47,153
Share granted in 2018	1.75	—	39,077~45,236
(Other subsidiaries)
Share granted in 2015	1.75	—	39,077~47,153
Share granted in 2016	1.75	—	37,840~47,153
Share granted in 2017	1.75	—	37,840~47,153
Share granted in 2018	1.75	—	37,840~64,683

65

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend yield, in order to calculate fair value.

Share-based payment arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by these companies. The accrued expenses representing share-based payments as of December 31, 2018 and 2017, are ~~W~~ 111,058 million and ~~W~~ 133,496 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ~~W~~ 100,434 million and ~~W~~ 118,375 million, respectively. The compensation costs from share-based payments that amounts to ~~W~~ 551 million and ~~W~~ 7,804 million were recognized as an expense for the years ended December 31, 2018 and 2017, respectively.

25. Non-operating Income (Expense)

Details of non-operating income and expenses for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	50	~~W~~	100
Others		876		711

		926		811

Non-operating expenses
Impairment losses on intangible assets		—		2
Donation		1,184		669
Others		1		15

		1,185		686

Non-operating income (expenses)	~~W~~	(259)	~~W~~	125

26. Income Tax Expense

Details of income tax expense(benefit) for the years ended December 31, 2018 and 2017, are as follows:

66

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)	2018		2017
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		(2,098)		5,678
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(725)		(156)

Income tax benefit (expense)	~~W~~	(2,823)	~~W~~	5,522

The analysis of profit before tax and income tax expense (benefit) for the years ended December 31, 2018 and 2017, follows:

(In millions of Korean won)	2018			2017
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		~~W~~	928,728		~~W~~	547,903

Tax at the applicable tax rate[1]	26.38		245,038	24.12		132,131
Non-taxable income	(27.71)		(257,323)	(27.61)		(151,302)
Non-deductible expense	0.08		739	0.08		455
Effects from change in tax rate	0.00		—	(0.23)		(1,234)
Consolidated tax effect	1.47		13,644	2.60		14,272
Other	0.08		725	0.03		156

Average effective tax rate and tax expense(benefit)	0.30	~~W~~	2,823	(1.01)	~~W~~	(5,522)

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22%, for ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5%.

27. Earnings (loss) per Share

Calculations of basic earnings (loss) per share on the profit (loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(In number of shares)	2018	2017
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	21,611,579	19,380,154

Weighted average number of ordinary shares outstanding (A-B)	396,499,958	398,731,383

Basic earnings (loss) per share

(In Korean won and in number of shares)	2018
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	925,904,728,413
Weighted average number of ordinary shares outstanding (D)		396,499,958
Basic earnings (loss) per share (E = C / D)	~~W~~	2,335

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In Korean won and in number of shares)	2017
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	553,425,224,846
Weighted average number of ordinary shares outstanding (D)		398,731,383
Basic earnings (loss) per share (E = C / D)	~~W~~	1,388

[1]	Profit (loss) attributable to ordinary shares is the same as profit (loss) for the period in the statements of comprehensive income.

Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit (loss) to calculate diluted earnings (loss) per share:

(In Korean won)	2018		2017
Profit (loss) attributable to ordinary shares	~~W~~	925,904,728,413	~~W~~	553,425,224,846
Adjustment		—		—

Adjusted profit (loss) for diluted earnings (loss)	~~W~~	925,904,728,413	~~W~~	553,425,224,846

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings (loss) per share:

(In number of shares)	2018	2017
Weighted average number of ordinary shares outstanding	396,499,958	398,731,383
Adjustment
Stock grants	2,307,630	2,319,533

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,807,588	401,050,916

Diluted earnings per share : for the years ended December 31, 2018 and 2017

(In Korean won and in number of shares)	2018		2017
Adjusted profit for diluted earnings per share	~~W~~	925,904,728,413	~~W~~	553,425,224,846
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,807,588		401,050,916
Diluted earnings per share	~~W~~	2,322	~~W~~	1,380

68

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

28. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Due from financial institutions	~~W~~	344,302	~~W~~	245,400
Restricted cash from financial institutions		(3)		(3)

	~~W~~	344,299	~~W~~	245,397

Significant non-cash transactions for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Reclassified from Investments in associates to Investments in subsidiaries	~~W~~	—	~~W~~	1,053,690
Changes in investments in subsidiaries and share capital in relation to stock exchange		—		251,748
Changes in receivables and payables from consolidated tax		393,380		(83,532)
Changes in receivables and payables relating to stock grants		(18,085)		47,678
Changes in other payables related with acquisition of treasury shares and others		6,678		18,802

Cash inflows and outflows due to interest and dividends for the years December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	Activity	2018		2017
Income tax paid	Operating	~~W~~	1,222	~~W~~	1,928
Interest received	Operating		5,868		3,273
Interest paid	Operating		116,307		96,392
Dividends received	Operating		1,103,182		722,063
Dividends paid	Financing		766,728		497,969

Changes in liabilities arising from financing activities for the year ended December 31, 2018, is as follows:

(In millions of Korean won)

	2018
	Opening balance		Net cash flows		Non-cash changes								Closing balance
					Acquisition		Changes in foreign exchange rates		Changes in fair value		Other changes
Debts	~~W~~	300,000	~~W~~	(164)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	164	~~W~~	300,000
Debentures		5,162,600		209,386		—		—		—		1,280		5,373,266

	~~W~~	5,462,600	~~W~~	209,222	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,444	~~W~~	5,673,266

69

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

29. Contingent Liabilities and Commitments

Commitments made with financial institutions as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018				2017
	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
Standard Chartered Bank Korea Ltd	~~W~~	—	~~W~~	—	~~W~~	250,000	~~W~~	—
NongHyup Bank		—		—		150,000		—
Woori Bank		—		—		80,000		—

KEB Hana Bank		50,000		—		50,000		—

	~~W~~	50,000	~~W~~	—	~~W~~	530,000	~~W~~	—

The Company faces two lawsuits as the defendant involving aggregate damages of ~~W~~ 191 million.

30. Related Party Transactions

Significant related party transactions for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)			2018		2017
Subsidiaries	Kookmin Bank	Interest income	~~W~~	5,178	~~W~~	3,368
		Fee and commission income		778		671
		Net other operating income		640,132		359,493
		General and administrative expenses		5,452		3,955
	KB Securities Co., Ltd.	Net other operating income		139,157		—
		General and administrative expenses		1,196		965
	KB Insurance Co., Ltd.	Net other operating income		49,875		15,884
		General and administrative expenses		1,031		1,078
	KB Kookmin Card Co., Ltd	Net other operating income		180,044		250,056
		General and administrative expenses		970		723
	.	Net non-operating income		5		4
	KB Life Insurance Co., Ltd.	General and administrative expenses		79		17
	KB Asset Management Co., Ltd.	Net other operating income		50,000		50,000
	KB Capital Co., Ltd.	Net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		745
		Net gains on financial assets at fair value through profit or loss		18,319		—
		Net other operating income		10,746		5,590
		General and administrative expenses		—		41
	KB Savings Bank Co., Ltd.	Net other operating income		8,802		5,521
	KB Real Estate Trust. Co., Ltd.	Net other operating income		10,800		20,000
	KB Investment Co., Ltd.	Interest income		615		96
		Net other operating income		—		3,000
	KB Data Systems Co., Ltd.	General and administrative expenses		1,477		1220

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of December 31, 2018 and 2017, are as follows:

70

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(In millions of Korean won)			2018		2017
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	69,621	~~W~~	46,062
		Other assets		643,010		283,610
		Other liabilities		4,545		2,837
	KB Securities Co., Ltd.	Other assets		62,993		18,630
		Other liabilities		—		26,192
	KB Insurance Co., Ltd.	Other assets		12,774		13,991
		Other liabilities		35,177		—
	KB Kookmin Card Co., Ltd.	Other assets		79,288		107,637
		Other liabilities		664		569
	KB Life Insurance Co., Ltd.	Other assets		3,991		5,404
		Other liabilities		5,315		7,647
	KB Asset Management Co., Ltd.	Other assets		10,666		23,223
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		284,485
		Financial assets at fair value through profit or loss		289,179		—
		Other assets		18,383		4,928
	KB Savings Bank Co., Ltd.	Other assets		1,670		4,824
	KB Real Estate Trust Co., Ltd.	Other assets		14,259		12,488
	KB Investment Co., Ltd.	Loans at amortized cost		50,000		10,000
		Other assets		1,198		1,481
		Other liabilities		486		—
	KB Credit Information Co., Ltd.	Other assets		985		1,160
		Other liabilities		—		16
	KB Data Systems Co., Ltd.	Tangible assets		140		214
		Other assets		3,357		2,735
		Other liabilities		137		98

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Significant loan transaction with related parties for the years ended December 31, 2018 and 2017, is as follows:

(In millions of Korean won)		2018[1]
		Beginning		Loans		Repayments		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	10,000	~~W~~	40,000	~~W~~	—	~~W~~	50,000

71

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

(In millions of Korean won)		2017[1]
		Beginning		Loans		Repayments		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	—	~~W~~	10,000	~~W~~	—	~~W~~	10,000

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

Unused commitments by a related party as of December 31, 2018 and 2017, are as follows:

(In millions of Korean won)			2018		2017
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,336	~~W~~	1,431

Compensation to key management for the years ended December 31, 2018 and 2017, consists of:

(In millions of Korean won)	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	1,397	~~W~~	21	~~W~~	454	~~W~~	1,872
Registered director (non-executive)		623		—		—		623
Non-registered director		2,328		90		97		2,515

	~~W~~	4,348	~~W~~	111	~~W~~	551	~~W~~	5,010

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	756	~~W~~	27	~~W~~	1,160	~~W~~	1,943
Registered director (non-executive)		581		—		—		581
Non-registered director		3,430		160		6,644		10,234

	~~W~~	4,767	~~W~~	187	~~W~~	7,804	~~W~~	12,758

31. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2018, was initially approved on February 8, 2019 and re-approved due to revision on March 8, 2019 by the Board of Directors.

72

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of KB Financial Group Inc. (the “Company”) as of December 31, 2018. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2018, is designed and operating effectively, in all material respects, in conformity with the ICFR Design and Operating Conceptual Framework”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of the ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the ICFR Evaluation and Reporting Best Practice Guideline.

Our review is based on the Company’s ICFR as of December 31, 2018, and we did not review management’s assessment of its ICFR subsequent to December 31, 2018. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

March 12, 2019

73

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

KB Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Financial Group Inc. (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2018.

The Company’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

For the purpose of design and operation of ICFR, we have used ‘ICFR Design and Operation Conceptual Framework’ as criteria which is established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”). We also followed the ‘ICFR Evaluation and Reporting Best Practice Guideline’ which is also established by the ICFR Committee to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2018, is designed and operating effectively, in all material respects, in conformity with the ‘ICFR Design and Operation Conceptual Framework’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 28, 2019

Jong Kyoo Yoon,

Chief Executive Officer

Ki Hwan Kim,

Internal Control over Financial Reporting Officer

74